5/20

04030289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 616 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: [signature]

DAT : 5/24/04

82-616

RECEIVED
2004 MAY 20 A 11:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Marubeni
CORPORATION

Financial Results for FY2003

(April 1, 2003～March 31, 2004)

ARls
3-31-04

May 12, 2004

Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese.*
The original in Japanese should be considered the primary version.

82-616

Marubeni CORPORATION

Outline of Financial Results for FY2003

May 12, 2004

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Agenda

Marubeni CORPORATION

1. Financial Highlights
2. Consolidated Financial Results for FY2003
3. Balance Sheets
4. Gross Trading Profit and SGA Expenses
5. Core Earnings
6. Gross Trading Profit and Net Profit by Operating Segment
7. Core Earnings and Total Assets by Operating Segment
8. Cash Flows
9. Shareholders' Equity
10. Interest Coverage Ratio
11. Number and Consolidated Profits & Losses of Group Firms
12. Major Profit-making & Loss-making Firms

<Reference> Non-consolidated Financial Results for FY2003

Marubeni CORPORATION

1. Financial Highlights

(billions of yen)	FY00	FY01	(change from FY00)	FY02	(change from FY01)	FY03	(change from FY02)	FY04 (Prospects)	(change from FY03)
Total volume of trading transactions	9,436.9	8,972.2	(-464.7)	8,793.3	(-178.9)	7,905.6	(-887.7)	7,600.0	(-305.6)
Gross trading profit	479.8	438.0	(-41.8)	424.6	(-13.4)	409.5	(-15.2)	435.0	(+25.5)
SGA expenses	-398.2	-390.8	(+7.4)	-343.5	(+47.3)	-330.0	(+13.5)	-342.0	(-12.0)
Adjusted operating profit (excluding restructuring costs)	**81.6**	**47.2**	**(-34.4)**	**81.1**	**(+33.9)**	**79.4**	**(-1.7)**	**93.0**	**(+13.6)**
Restructuring costs in									
Gross trading profit	0.0	-1.2	(-1.2)	0.0	(+1.2)				
SGA expenses	-2.2	-1.3	(+0.9)	-2.1	(-0.8)				
Provision for doubtful accounts	-37.9	-43.9	(-6.0)	-5.7	(+38.3)	-0.8	(+4.9)	-8.0	(-7.2)
Operating profit	**41.5**	**0.8**	**(-40.7)**	**73.4**	**(+72.6)**	**78.6**	**(+5.3)**	**85.0**	**(+6.4)**
Interest expense-net	-29.5	-29.5	(+0.0)	-23.5	(+6.0)	-23.5	(+0.0)	-28.0	(-4.5)
Dividends received	7.7	7.5	(-0.2)	6.8	(-0.7)	7.2	(+0.4)	6.0	(-1.2)
Others	-12.1	-142.7	(-130.6)	-20.3	(+122.4)	-3.4	(+16.9)	-12.0	(-8.6)
Income (losses) before income taxes and equity in earnings (losses)	7.6	-164.0	(-171.6)	36.3	(+200.3)	58.9	(+22.6)	51.0	(-7.9)
Income (losses) before equity in earnings	-0.9	-96.3	(-95.4)	20.1	(+116.4)	23.3	(+3.2)	24.0	(+0.7)
Minority interests in income (loss) of consolidated subsidiaries	-0.9	-1.2	(-0.3)	-3.2	(-2.0)	-3.0	(+0.2)	-3.0	(-)
Adjusted equity in earnings (excluding restructuring costs)	16.9	1.4	(-15.5)	13.4	(+12.0)	15.6	(+2.2)	16.0	(+0.4)
Restucturing costs in equity in earnings	0.0	-20.3	(-20.3)	0.0	(+20.3)	-1.3	(-1.3)	0.0	(+1.3)
Net income/loss	**15.0**	**-116.4**	**(-131.4)**	**30.3**	**(+146.7)**	**34.6**	**(+4.3)**	**37.0**	**(+2.4)**

2. Consolidated Financial Results for FY2003

(billions of yen)	FY02	FY03	(Variance)	FY04 Pros.	(Variance from FY03)
Gross trading profit	424.6	409.5	(-15.2)	435.0	(+25.5)
SGA expenses	-343.5	-330.0	(+13.5)	-342.0	(-12.0)
Adjusted operating profit (excluding restructuring costs)	81.1	79.4	(-1.7)	93.0	(+13.6)
Dividends received	6.8	7.2	(+0.4)	6.0	(-1.2)
Adjusted equity in earnings (excluding restructuring costs)	13.4	15.6	(+2.2)	16.0	(+0.4)
Core earnings	**101.3**	**102.2**	**(+0.9)**	**115.0**	**(+12.8)**
Interest expense-net	-23.5	-23.5	(+0.0)	-28.0	(-4.5)
Total	**77.8**	**78.7**	**(+0.9)**	**87.0**	**(+8.3)**
Net income	**30.3**	**34.6**	**(+4.3)**	**37.0**	**(+2.4)**
Total assets	4,321.5	4,254.2	(-67.3)	4,100.0	(-154.2)
Net interest-bearing debt	2,264.1	1,969.3	(-294.8)	2,000.0	(+30.7)
Shareholders' equity	260.1	393.0	(+132.9)	425.0	(+32.0)
Net D/E ratio	8.7times	5.0times	(-3.7points)	4.7times	(-0.3points)

3. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Change from Mar. 03	Mar. 05 Pros.
Current Assets	2,772.8	2,487.6	2,202.1	2,080.0	(-122.1)	
Investments/Fixed Assets	2,547.8	2,318.1	2,119.4	2,174.2	(+54.8)	
Total Assets	5,320.6	4,805.7	4,321.5	4,254.2	(-67.3)	4,100.0
Short-term loans (*)	1,311.5	1,247.3	963.3	803.6	(-159.7)	
Long-term interest bearing debt	2,116.9	1,937.6	1,781.6	1,651.3	(-130.4)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,454.8	(-290.2)	
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	1,969.3	(-294.8)	2,000.0
Shareholders' equity	342.3	263.9	260.1	393.0	(+132.9)	425.0
Net D/E ratio (times)	9.0 times	10.3 times	8.7 times	5.0 times	(-3.7 points)	4.7 times
Equity Ratio (%)	6.43%	5.49%	6.02%	9.24%	(+3.22 points)	10.37%
Current Ratio (%)	101.80%	101.90%	104.60%	105.90%	(+1.30 points)	-
ROA (%)	0.28%	-	0.66%	0.81%	(+0.15 points)	0.90%
ROE (%)	4.51%	-	11.57%	10.59%	(-0.98 points)	9.05%

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses

Marubeni CORPORATION



Gross Trading Profit (billions of yen)
SGA expenses (billions of yen)
500.0
470.0
440.0
410.0
380.0
350.0
320.0
290.0
-500.0
-470.0
-440.0
-410.0
-380.0
-350.0
-320.0
-290.0
479.8
438.0
424.6
409.5
435.0
-398.2
-390.8
-343.5
-330.0
-342.0
¥81.6 bn
¥47.2 bn
¥81.1 bn
¥79.4 bn
¥93.0 bn
Gross Trading Profit
Adjusted operating profit (excluding restructuring costs)
SGA expenses (excluding provision for doubtful accounts)
FY00
FY01
FY02
FY03
FY04 Pros.

- Gross Trading Profit for FY03 is ¥409.5 billion, decreased by ¥15.2 billion compared with the previous year.
- Gross Trading Profit for FY04 is expected to turn up to ¥435.0 billion.

- SGA expenses for FY03 decreased ¥13.5 billion to ¥330.0 billion, due to cost-cutting by the whole company.
- SGA expenses for FY04 is estimated to be ¥342.0 billion, due to increase in Gross Trading Profit.

5. Core Earnings

(billions of yen)	FY00	FY01	(change from FY00)	FY02	(change from FY01)	FY03	(change from FY02)	FY04 Pros.	(change from FY03)
Adjusted operating profit (excluding restructuring costs)	81.6	47.2	(-34.4)	81.1	(+33.9)	79.4	(-1.7)	93.0	(+13.6)
Dividend received	7.7	7.5	(-0.2)	6.8	(-0.7)	7.2	(+0.4)	6.0	(-1.2)
Equity in earnings	16.9	1.4	(-15.5)	13.4	(+12.0)	15.6	(+2.2)	16.0	(+0.4)
Core earnings	**106.2**	**56.1**	**(-50.1)**	**101.3**	**(+45.2)**	**102.2**	**(+0.9)**	**115.0**	**(+12.8)**
Interest expense-net	-29.5	-29.5	(+0.0)	-23.5	(+6.0)	-23.5	(+0.0)	-28.0	(-4.5)
Total	**76.7**	**26.6**	**(-50.1)**	**77.8**	**(+51.2)**	**78.7**	**(+0.9)**	**87.0**	**(+8.3)**



Core Earnings (billions of yen)
Interest expense-net (billions of yen)
120
100
80
60
40
20
0
-120
-100
-80
-60
-40
-20
0
106.2
56.1
101.3
102.2
115.0
76.7
26.6
77.8
78.7
87.0
-29.5
-29.5
-23.5
-23.5
-28.0
Core earnings
Interest expense-net
FY00
FY01
FY02
FY03
FY04 Pros.

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income - Interest expense

6. Gross Trading Profit and Net Profit by Operating Segment


(billions of yen)
Gross trading profit
Net profit
Left: FY02
Middle: FY03
Right: FY04 Prospects
80
70
60
50
40
30
20
10
0
-10
Agri-Marine Products
58.6 61.4 76.5
7.1 7.0 5.5
Textile
24.5 23.9 26.5
1.9 1.8 2.5
Forest Products & General Merchandise
41.2 42.0 45.5
4.9 6.3 7.5
Chemicals
29.3 24.9 29.0
2.1 3.3 4.0
Energy
29.6 30.8 32.0
6.6 10.1 8.5
Metals & Mineral Resources
14.0 12.2 13.5
1.9 4.3 4.5
Transportation & Industrial Machinery
54.4 55.8 53.0
3.6 -0.4 1.5
Utility & Infrastructure
11.8 20.6 22.5
4.5 5.1 4.0
Plant & Ship
13.9 8.8 15.0
1.3 -4.5 -3.5
Development & Construction
34.0 27.9 27.0
-0.2 -0.2 -2.5
Finance & Logistics Business
6.5 4.9 6.0
3.3 2.5 2.5
Telecom & Information
32.6 20.0 26.0
-8.0 -7.9 -7.0
Overseas Corporate Subsidiaries & Branches
78.9 78.9 74.0
5.7 5.5 5.5

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)


FY02
FY03
FY04 Pros.
25
20
15
10
5
0
-5
-10
-15
15.6
12.0
17.0
4.8
4.5
6.0
11.9
13.1
15.0
7.5
6.1
8.5
14.2
15.2
17.5
6.9
6.1
7.5
9.1
9.5
10.5
3.9
10.8
9.0
3.1
-4.4
3.5
10.8
7.1
7.5
0.0
-0.1
0.0
-7.2
-9.2
-2.5
15.1
12.8
13.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

Total Assets (billions of yen)


Mar. 03
Mar. 04
Mar. 05 Pros.
600
400
200
0
347.5
417.7
411.0
123.9
127.0
140.0
299.0
315.7
323.0
147.4
147.1
170.0
348.3
319.6
331.0
157.8
180.3
187.0
292.6
306.7
281.0
232.2
409.2
379.0
392.2
343.1
359.0
377.0
330.5
333.0
169.5
144.4
136.0
245.1
144.2
149.0
552.1
499.6
447.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

8. Cash Flows

(billions of yen)	FY02	FY03	Major factors during FY03
Operating activities			
Net income (losses)	30.3	34.6	
Adjustments to reconcile net income(losses) to net cash provided by operating activities:			
Depreciation and amortization	63.7	54.3	
Provision for doubtful accounts	5.7	0.8	
Other	-2.1	-0.2	
Sub total	67.3	54.9	
Changes in assets and liabilities concerning operating activities:	91.6	94.5	Decrease in operating funds due to reduction of accounts receivable
Other	5.5	17.7	
Net cash provided by operating activities	194.8	201.6	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	25.3	54.0	
Purchase and sales of property and equipment and property leased to others-net	-11.9	-51.3	Purchase of IPP assets with regard to Sithe Asia
Collection of loans receivable-net	103.8	72.3	Acceleration of collection and disposal of loans receivable
Other	-4.0	-17.0	
Net cash provided by investing activities	113.2	58.0	
Free cash flows	308.0	259.5	
Financing activities			
Increase and decrease in interest-bearing debt-net	-295.1	-303.9	
Other	1.1	70.0	
Net cash used in financing activities	-294.0	-233.9	
Effect of exchange rate changes on cash and cash equivalents	-14.2	-13.4	
Net increase (decrease) in cash and cash equivalents	-0.1	12.2	

	(bn yen)
Decrease in gross interest-bearing debt on the balance sheets	-290.2
Decrease in gross interest-bearing debt in cash flow	-303.9
Difference	+13.7
(Breakdown of the difference)	
Decrease due to the exchange	-37.0
Decrease in the impact of FASB133	-19.7
Increase due to new consolidation and un-consolidation of group companies, etc.	+70.4

9. Shareholders' Equity

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Change from Mar. 03	Mar. 05 Pros.
Shareholders' equity	342.3	263.9	260.1	393.0	(+132.9)	425.0
Net D/E ratio	**9.0 times**	**10.3 times**	**8.7 times**	**5.0 times**	**(-3.7points)**	**4.7 times**


(billions of yen)
500
400
300
200
100
0
Net D/E ratio
10.3times
9.0times
8.7times
5.0times
4.7times
342.3
263.9
260.1
393.0
425.0
Shareholders' equity
10times
8times
6times
4times
Mar. 2001
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005 Pros.

Breakdown of Shareholders' Equity at Mar. 2004

(billions of yen)		Change from previous year
Common stock and additional paid in capital	357.2	(+75.4)
Retained earnings	94.9	(+30.1)
Net unrealized losses on investment securities	34.9	(+43.3)
Currency translation adjustments	-87.9	(- 15.2)
Net unrealized losses on derivatives	-6.1	(- 0.6)
Total shareholders' equity	393.0	(+132.9)

10. Interest Coverage Ratio

(billions of yen)	FY00	FY01	FY02	FY03
Adjusted operating income	81.6	47.2	81.1	79.4
Interest income	75.3	45.8	26.6	20.4
Dividends received	7.7	7.5	6.8	7.2
Depreciation and amortization	69.9	71.1	63.7	54.3
Total EBITDA (a)	**234.5**	**171.6**	**178.2**	**161.3**
Interest expense (b)	-104.8	-75.3	-50.1	-43.8
Interest coverage (a)/(b)	**224%**	**228%**	**356%**	**368%**


(billions of yen)
250
200
150
100
50
0
-50
-100
-150
234.5
171.6
178.2
161.3
224%
228%
356%
368%
-104.8
-75.3
-50.1
-43.8
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
400%
350%
300%
250%
200%
150%
100%
50%
0%
FY00
FY01
FY02
FY03

11. Number and Consolidated Profits & Losses of Group Firms


Mar. 00
Mar. 01
Mar. 02
Mar. 03
Mar. 04
Consolidated profit/loss (billions of yen)
80
60
40
20
0
-20
-40
-60
-80
-100
-120
47.7
-38.8
8.9
66.3
-34.6
31.7
51.0
-107.6
-56.5
65.3
-31.1
34.1
63.8
-43.4
20.4

	Mar. 00	Mar. 01	Mar. 02	Mar. 03	Mar. 04
Number of profit-making firms	476	480	391	375	390
Number of loss-making firms	170	118	124	109	112
Total number of consolidated group firms	**646**	**598**	**515**	**484**	**502**
Loss-making firm ratio	**26.30%**	**19.70%**	**24.10%**	**22.50%**	**22.30%**

■ Surplus amount □ Deficit amount ▨ Net consolidated profit

12. Major Profit-making & Loss-making Firms

Consolidated profit / loss (billions of yen)		FY02	FY03	FY04 Pros.	Notes
<Major Profit-making firms>					
Subsidiaries	M. America (100%)	2.4	3.4	3.0	Overseas corporate subsidiary in US
	M. LNG International (100%)	2.3	2.6	2.6	Investment in Qatar LNG projects
	M. LP Holding (100%)	0.8	2.0	2.4	Investing in Los Pelambres copper mine in Chile
	M. Aviation Services (100%)	0.8	1.9	1.0	Investing in aircraft engine development programs and leasing of aircraft
	San Roque Power (92.5%)	-	1.9	4.5	IPP of San Roque Multipurpose Dam Project (Philippines)
	M. Energy (66.6%)	1.4	1.2	0.6	Sales of petroleum products
	Marubeni Nisshin Feed Co., Ltd. (60%)	0.3	0.7	0.9	Manufacture of compound feed
	Nacx Nakamura Corporation (70%)	-	0.6	1.6	Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Affiliated Companies	Uni-Mar Energi (33.3%)	5.5	3.2	1.3	IPP in Turkey
	Marubeni-Itochu Steel Inc. (50%)	3.3	3.1	3.8	Manufacture, processing, import, export and sales of steel products
	Daishowa-Marubeni Int'l (50%)	0.3	1.7	0.8	Manufacture and sales of bleached kraft pulp (Canada)
	Marusumi Paper Co., Ltd. (32.16%)	1.1	1.2	1.3	Manufacture of printing paper
	Compania de Servicios de Com. (50%)	1.5	1.0	0.5	Compression of associated gas for Pemex Exploracion y Produccion at Cantarell oil field
<Major Loss-making firms>					
Subsidiaries	Vectant Group (100%)	-5.3	-5.8	-1.4	Providing bandwidth via own fiber-optic cable
	Meditec Corporation (100%)	-2.9	-4.6	-3.3	Import sales and maintenance of medical equipment, apparatus and accessories
	M. Power Ventures (100%)	0.0	-4.2	-0.1	Holding company of overseas IPP
	MIECO (100%)	0.4	-3.0	-0.1	Petroleum trading in US
	MC Estate Co., Ltd. (100%)	-1.3	-1.9	-1.7	Property business
	NEXION Corporation (96.43%)	-1.0	-1.3	-0.6	Video transport serice and broadband media service
Affiliated Companies	PT Chandra Asri (24.6%)	-2.0	-4.2 *	-0.5	Manufacture and sales of petrochemical products (Indonesia) (*)including Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)
	MUSI Pulp Project (45%)	-1.1	-2.8	-1.2	Production and sales of pulp (Indonesia)
	Japan Cablenet Ltd. (23%)	-0.4	-0.4	0.0	CATV and telecommunication operation, and management of CATV operators

Marubeni CORPORATION

<Reference> Non-consolidated Financial Results for FY2003

(billions of yen)	FY01	FY02	FY03	Variance	FY04 Pros.
<Business Results>					
Total volume of trading transactions	7,289.4	6,885.3	5,877.3	(-1,008.0)	
Gross trading profit	121.4	117.1	114.6	(-2.5)	-
Operating profit	1.0	16.7	18.8	(+2.1)	-
Ordinary profit	23.4	30.3	23.6	(-6.6)	-
Net income (loss)	-169.5	10.4	12.3	(+1.9)	9.0
<Balance Sheets>					
	Mar. 2002	**Mar. 2003**	**Mar. 2004**		
Total assets	2,790.1	2,733.5	2,649.5	(-84.0)	
Shareholders' equity	251.7	257.1	371.9	(+114.9)	
Interest-bearing debt	1,875.1	1,736.3	1,583.1	(-153.2)	
Net interest-bearing debt	1,675.8	1,463.3	1,305.5	(-157.8)	
Net D/E ratio (times)	6.7times	5.7times	3.5times	(-2.2points)	
ROE	-	4.10%	3.91%	(-0.19points)	

l Results / Stock Prices & Foreign Exchange Rate

inancial Ratios

	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003
ROA	0.03%	0.11%	0.28%	—	—	0.39%	0.66%	0.46%	0.81%
ROE	0.61%	1.93%	4.51%	—	—	6.82%	11.57%	6.98%	10.59%
Net D/E Ratio (times)	10.3	10.3	9.0	11.5	10.3	9.7	8.7	7.1	5.0
Shareholders' equity-to-Total assets Ratio	5.81%	5.74%	6.43%	5.15%	5.49%	5.86%	6.02%	7.13%	9.24%
Current Ratio	113.7%	104.2%	101.8%	102.0%	101.9%	100.6%	104.6%	101.5%	105.9%

		FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003
:onsolidated group firms		646	636	598	583	515	500	484	484	502
	Subsidiaries	456	440	412	401	354	345	327	330	348
	Affiliated companies	190	196	186	182	161	155	157	154	154
'rofit-making firms		476	441	480	403	391	385	375	361	390
	Profit-making firm ratio	73.7%	69.3%	80.3%	69.1%	75.9%	77.0%	77.5%	74.6%	77.7%
	Profit amount (JPY bn)	47.7	32.8	66.3	22.7	51.0	39.3	65.3	36.8	63.8
›ss-making firms		170	195	118	180	124	115	109	123	112
	Loss-making firm ratio	26.3%	30.7%	19.7%	30.9%	24.1%	23.0%	22.5%	25.4%	22.3%
	Deficit amount (JPY bn)	-38.8	-18.7	-34.6	-66.2	-107.6	-17.4	-31.1	-21.9	-43.4

ock Prices, Foreign Exchange & Interest Rates

		FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003
kkei Stock Average (Term-end)		20,337.32	15,747.26	12,999.70	9,774.68	11,024.94	9,383.29	7,972.71	10,219.05	11,715.39
:change Rates (¥/$)										
	Term-end rate for March-closing companies	106.15	108.00	123.90	119.40	133.25	122.60	120.20	111.25	105.69
	Average rate for March-closing companies	111.60	107.17	110.58	122.21	125.14	123.14	121.95	118.05	113.07
	Term-end rate for December-closing companies	102.45	105.50	114.75	124.60	131.95	119.50	119.90	119.80	107.13
	Average rate for December-closing companies	113.95	106.91	107.83	120.43	121.54	129.78	125.35	118.72	115.99
terest Rates (Term-end)										
	Short-term Prime Rate	1.38 %	1.50 %	1.38 %	1.38 %	1.38 %	1.38 %	1.38%	1.38%	1.38%
	Long-term Prime Rate	2.20 %	2.30 %	1.90 %	1.65 %	2.30 %	1.70 %	1.50%	1.85%	1.65%
	US Prime Rate	9.00 %	9.50 %	8.00 %	6.00 %	4.75 %	4.75 %	4.25%	4.00%	4.00%

Transition of Consolidated Financial Results

(billions of yen)

	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003
Total volume of trading transactions	10,222.4	4,499.5	9,436.9	4,525.2	8,972.2	4,312.4	8,793.3	3,825.4	7,905.6
Gross trading profit	453.5	242.1	479.8	220.4	436.8	214.6	424.6	198.6	409.5
Selling, general and administrative expenses	-411.5	-199.2	-400.4	-199.9	-392.1	-169.1	-345.6	-161.0	-330.0
Provision for doubtful accounts	-25.7	-14.0	-37.9	-39.4	-43.9	-6.1	-5.7	1.5	-0.8
Operating income	16.3	28.9	41.5	-18.8	0.8	39.3	73.4	39.0	78.6
Other profits・expenses	-9.9	-19.8	-33.9	-138.9	-164.7	-11.8	-37.0	-9.5	-19.7
Interest expense-net	-32.6	-14.5	-29.5	-15.1	-29.5	-11.4	-23.5	-10.8	-23.5
Dividends	5.2	3.0	7.7	4.4	7.5	3.6	6.8	4.4	7.2
Gain (loss) on investment securities	49.3	3.8	2.3	-81.8	-83.8	0.5	-12.7	1.8	16.1
Gain (loss) on property and equipment	-4.8	5.2	3.7	-41.7	-43.6	1.1	8.5	-0.5	-1.6
Other-net	-27.0	-17.2	-18.1	-4.7	-15.3	-5.6	-16.1	-4.3	-18.0
(Liquidation and disposal losses related to associated firms)	-7.8	-7.9	-9.2	-3.2	-16.7	-0.7	-12.5	-2.0	-6.5
Income before taxes and equity in earnings (losses) *	6.5	9.1	7.6	-157.8	-164.0	27.5	36.3	29.5	58.9
Minority interests in income (loss) of consolidated subsidiaries	-1.0	-0.2	-0.9	-1.0	-1.2	-1.0	-3.2	-1.1	-3.0
Equity in earnings (losses)	3.7	9.7	16.9	-9.0	-18.9	6.5	13.4	6.9	14.3
Net income (loss)	2.1	6.1	15.0	-107.0	-116.4	17.8	30.3	19.7	34.6
Gains from sales of assets	68.0	20.6	38.8	11.8	25.2	19.2	42.7	10.7	31.8

Total assets	5,584.4	5,389.1	5,320.6	5,255.2	4,805.7	4,401.2	4,321.5	4,263.5	4,254.2
Current assets	3,213.9	2,870.0	2,772.8	2,753.1	2,487.6	2,200.5	2,202.1	2,152.9	2,080.0
Fixed assets and others	2,370.5	2,519.1	2,547.8	2,502.1	2,318.1	220.1	2,119.4	2,110.6	2,174.2
Interest-bearing debt	3,736.1	3,496.8	3,428.4	3,511.5	3,184.9	2,914.0	2,745.0	2,697.9	2,454.8
Cash and cash equivalents	407.7	321.4	338.5	391.2	472.0	401.3	480.8	529.9	485.5
Interest-bearing debt-net	3,328.4	3,175.4	3,089.8	3,120.3	2,712.9	2,512.7	2,264.1	2,168.0	1,969.3
Shareholders' equity	324.3	309.4	342.3	270.7	263.9	257.9	260.1	304.2	393.0
Common stock	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0	231.8
Additional paid-in capital	217.0	217.0	217.0	217.0	217.0	87.8	87.8	87.8	125.4
Retained earnings	6.6	12.8	21.7	-85.3	-94.8	52.3	64.8	80.0	94.9
Unrealized gains (losses) on investment securities arising during period	23.3	-1.1	-14.2	9.8	0.4	2.0	-8.4	14.1	34.9
Net currency translation adjustments	-86.3	-82.9	-76.0	-64.3	-51.8	-75.1	-72.7	-67.2	-87.9
Minimum pension liability adjustment	-30.4	-30.4	-0.2	-0.2	-0.2	-0.2	-0.6	-0.6	-0.6
Net unrealized losses on derivatives	—	—	—	-0.3	-0.7	-2.8	-4.8	-3.9	-5.4
Cost of common stock in treasury	—	—	—	—	—	-0.1	-0.1	-0.1	-0.1

82-616

MARUBENI

shosha

QUARTERLY • SPRING 2004 • VOL. 79

Mobile phones

Changing Methods of Communication Generated by the Emergence of Mobile Phones



The Feature Story

Mobile phones have manifested the dream of "being able to transmit information freely with a device you can always have on you and carry around like a wallet." This issue features mobile phones, which have transformed interpersonal communication.

Mobile Phones

Changing Methods of Communication Generated by the Emergence of Mobile Phones

Originally, communication between people was limited to conversation within a scope that voices could reach. Eventually, people developed the ability to relay their wishes with means other than conversation through inventing forms of writing. This was followed by the invention of paper, which made it possible to transport the media on which the writing was written and led to the emergence of letters that in turn enabled the writer to convey his or her wishes to someone in a distant location. For a long time thereafter, humanity depended on letters as the means for communicating with someone far away. Upon entering the nineteenth century, inventions such as the telegraph, telephone and radio resulted in our communications means undergoing dramatic changes. Today, however, our most familiar means of communication has changed to the mobile phone.

The Emergence of Mobile Phones

Mobile phones are now a natural item for people to have and an essential part of our daily lives and business world. However, in consideration of the long history of human communication, its appearance is relatively recent.

<From pagers to car phones, to shoulder phones and finally mobile phones>

The first media to spread as a portable means of personal communication was the pager. The pager was first released in 1968 in Japan and was primarily used by sales representatives who were frequently outside of the office. Eventually a function to display characters and illustrations was added and the sending of simple messages through pagers became possible. This function was seized upon by Japanese female high-school students who began combining numbers to convey special messages using the unique readings of those numbers. For example, "4919" can be read as "shi-kyu-i-ku" or "I'll go quickly," "5141" as "ko-i-shi-i" or "I miss you" and "084" as "o-ha-yo" or "good morning." Thus, individuals began to converse with these codes. However, pagers never had a call function and were exclusively for incoming messages.

<Car phones, shoulder phones and mobile phones>

The world's first mobile phone system was the "cellular system" developed in the U.S. in 1947. However, the first mobile phone put into practical service was the "car phone" that appeared in Japan in 1979. These phones used the same cellular system as present mobile phones and were used with a car battery serving as the power source and an antenna attached to the outside of the car. Research proceeded on making car phones smaller and lighter, and as a result, a shoulder phone that could be carried around was released in 1985 that had its power and antenna internalized. This became the foundation for mobile phones.

<Full-fledged beginning and rapid spread>

The present type of mobile phone service commenced in Japan in 1987. These phones were primarily used in business due to the rental system employed, the 750g weight and the expensive charges, which kept it from penetrating among the public. Thereafter, the further compacting and lightening of mobile phones progressed and a new subscriber rate discount was introduced with the liberalization of mobile phone sales in 1994. This led to a rapid increase in subscribers centering on young users.

The following graph indicates the fluctuation in subscribers of mobile phones by fiscal year and shows there has particularly been an increase of about 10 million people per year since 1996. The number of contracted subscribers reached about 80.5 million in February 2004, which is about 63% of the Japanese population.

Cumulative Number of Contracts for Mobile Phones as of October 31



(Unit: 10,000 contracts)
10,000
8,000
6,000
4,000
2,000
0
1996
1997
1998
1999
2000
2001
2002
2003

October 1996-October 2003
Source: Telecommunications Carriers Association

<Mobile phones today are multi-functional mobile terminals>

Mobile phones are no longer a simple communication tool. Digital Japanese mobile phone services provide both call and data communication services. In addition, Internet connection services were commenced in 1999. This enabled mobile phones to be mobile terminals for e-mail and Internet functions. Since 2001, phones have been installed with JAVA to further enhance the Internet environment. The total number of mobile phone contracts as of March 2003 was 75,660,000, of which more than 80% or 62,460,000 contracts included provisions for Internet connection.

Changes in Mobile Phone Internet Contracts


Mobile phone contracts
(Of which) Mobile Internet contracts
(Unit:10,000 contracts)
10,000
8,000
6,000
4,000
2,000
0
4153
5114
6094
6912
7566
1999
2000
2001
2002
2003
As of March 31

Internet Compatibility of Mobile Phones in Major Countries


0 10 20 30 40 50 60 70 80 90 100 %
Japan 79.2
South Korea 74.9
China 33.9
Argentina 33.0
Finland 29.1
Canada 20.0
Germany 13.8
Singapore 12.0
France 11.7
U.S. 8.9
UK 6.8

The figures represent the percentage of all mobile phone contracts that were mobile Internet contracts.
Source: 2003 Information Communications White Paper of the Ministry of Public Management, Home Affairs, Posts and Telecommunications

<From voice to text to visual images>

In addition, mobile phones with cameras have been rapidly spreading in recent years. Images that have been shot can be sent and received by e-mail and these have spread centering on young users, partially because the photos can be easily used as the phone display's stand-by screen. Despite only appearing in 2001, the number of contracted camera phones reached 22,210,000 units at the end of 2003 and now account for about 29.3% of all mobile phone contracts. Also in 2001, mobile phones loaded with a video recording function were released and video phone services were started. In addition, presently there are mobile phones that can be used to watch TV and phones with GPS functions (see box). Recent phones have a performance that rivals that of computers from a few years ago with 200MHz CPUs and 90MB memories. The functions of mobile phones will be further enhanced in the future.



A young couple using a camera phone to take their picture

Fluctuations in Contracts for Camera Phones


Contracts
Percentage of all mobile phones
(Unit:10,000 contracts)
2,500
2,000
1,500
1,000
500
0
217
319
438
637
956
1507
2221
9.0%
13.3%
20.5%
29.3%
September 2001
December 2001
March 2002
June 2002
September 2002
December 2002
March 2003
50
40
30
20
10
0 %

*Total for NTTDoCoMo, KDDI and J-phone
Source: Study of Information Communications Infrastructure appearing in the 2003 Information Communications White Paper of the Ministry of Public Management, Home Affairs, Posts and Telecommunications

Our Lives Forever Changed by Mobile Phones

The appearance of the telephone has enabled us to communicate in a timely manner with individuals in distant locations. For a lengthy period both sides had to use phones that were fixed in place and used electronic wires, but the introduction of mobile phones, that communicate in a wireless manner, allowed us to communicate whenever and wherever we want, without regards to time or location. Presently,

Marubeni Telecom



The Kamiya-cho au shop (right) and Tomiya DoCoMo shop (left) operated by Marubeni Telecom

Marubeni Telecom Co., Ltd. was founded in 1993 as the Marubeni Group company specializing in voice messaging system services. Presently, Marubeni Telecom is involved in a number of businesses as a communication service provider including business and consumer solution services using mobile technologies and the production of Internet content for mobile phones. Such businesses have been constructed on the pillar of sales of mobile communication terminals such as mobile phones.

Marubeni Telecom has been steadily increasing its personal users through its 52 directly-operated mobile phone shops and is steadily increasing its corporate users through nationwide distributor networks with around 200 partners. Furthermore, the company is also engaged in the distribution of domestic/long distance telephone networks and optical access networks, such as ADSL. Messaging services are another business field of Marubeni Telecom since its founding. The company has been highly appraised as the pioneering firm in the area of voice mail, which continues to enjoy strong demand among foreign companies in Japan.

There are already 80.5 million mobile phone subscribers in Japan (as of February 2004), which means that 1 in 1.6 people nationwide are using mobile phones. Growth in new subscriber contracts has started to level off but there are expectations for expansion in the next generation mobile phone market, for which each of the carriers provide added value, and for a shift in the direction of increasing use fees of individual subscribers. One example of these changes involves NTT DoCoMo, one of the mobile communications carrier giants. NTT DoCoMo's FOMA service is known to have been one of the first formats that enabled video phones and high-speed data transmission. The number of people using this service is expected to grow in line with expansion in the areas the service is provided and with the additional functions of terminals.

Marubeni Telecom sells mobile phones supplied by the major carriers of Japan to hedge against the risk of the competition for securing subscribers, but the company also plans to devote itself to promoting solution services that utilize the phones as a convenient tool that is a part of daily life rather than simply a means of communication. ASP service for corporate users that has already been provided is an "employees attendance data collecting system with mobile phone." This solution enables complicated totaling from multiple locations to be efficiently conducted by collecting information on working hours to an Internet environment and information can also be verified from a mobile phone.

In this manner, Marubeni Telecom is staying a step ahead of today's communication needs in providing mobile phone services by utilizing the sales and marketing strength it has demonstrated in the sale of mobile communication terminals. The company was successfully listed in December 2001 on the second section of the Tokyo Stock Exchange. Marubeni Telecom continues to provide smooth, easy and friendly communication services, to support all customer relationships.

phones that have disseminated in can not only make and receive calls o send and receive e-mail and connect Internet. However, in what ways have es changed with our use of mobile s?

e Age of the Individual>

greatest convenience for mobile phone is the phone's greatest feature, "the y to communicate whenever and wher- ." Previously, when we had difficulty hing for someone while we were out, we d become anxious. However, mobile nes now let us communicate with each er and comfortably spend the time we . The same applies to business. Calls e-mail can be used to contact the office matter where you are. Thus, work can be plemented efficiently. Furthermore, bile phone calls are a form of communi- ion between individuals. Mobile phones able one to directly contact a specific party enever and wherever. As the e-mail func- n emerged along with communication, it came more a tool for individuals to casual- communicate between each other.

On the other hand, there are also cases of damage caused by children using mobile phones in houses where junior and senior high school students increasingly want to become independent from their parents. From the parent's perspective illustrated in the following comments, they are worried due to an inability to observe the activities of their own children - "I have no idea who my child is talking to" and "My child is always occupied with e-mail." There also appear to be people who seek for their mobile phone to become a means of communication today with the increasing presence of nuclear families and lack of socialization with neighbors. Mobile phones are a means for verifying one's own existence - "I want someone to be thinking about me." People with these yearnings leave their mobile phones on 24 hours a day and never let them out of their sight.

<A new form of intra-family communication>

Excluding business, the explosive spread of mobile phones was supported by the young, who would communicate with their friends and boy/girlfriends, in other words, people around them of the same age. However, presently, mobile phones are used by all ages, from children to the elderly, and they are also being used more and more for communication within a family. Fathers on business trips, on assignment or often working late can communicate with their children using videophones, which have bestowed the comfort of seeing the other party's face.

The carriers also have services targeted to families that seek to have as many phone units as possible contract with their services. For example, the more phone units subscribing for a company's mobile phone service within a family, the greater the discount on charges. In one case, the family service allows for unused communication allotments for contracted basic use levels to be transferred among family members. The commercial for this service had children, who normally don't directly converse with their father or thank him, saying "Thanks, Dad" for his time allotments. The message was that by having family members contract with the same company's service, a "strong family circle" is possible via the mobile phone. There are also increasing cases of grandparents wanting to talk to their grandchildren and doing so by using mobile phones to call or send e-mail. According to one study,

BOX 1: Various Mobile Content Images

Web Access	Transaction systems	Mobile banking Airline information and reservations Mobile trading Hotel reservations Credit cards Ticket reservations Life insurance information Book purchases, etc.
	Living information systems	News Stock price information Weather forecasts Community information, etc.
	Database systems	Restaurant guides Dictionary searches Transit/transfer guides Yellow pages, etc.
	Entertainment systems	Karaoke information Fortune telling FM station information Games, etc.
E-mail		
Voice calls		

BOX 2: Mobile Phones Play a Vital Role

Mobile phones are presently actively used as multi-functional mobile terminals and are not limited in use to interpersonal communication between human beings. Their possibilities are greatly expanding with machines and animals among their uses.

Shopping

Cashless shopping and personal identification are easy with electronic money and authentication functions installed into mobile terminals.

Welfare

Text communications using mobile phones are a boon for people with hearing difficulties and a significant weapon in conveying each party's thoughts. In particular, the terminals can be used to notify of sudden schedule changes including a function for confirming that a communication has been read. Thus the terminals can be used to eliminate anxiety.

Weather Observation

The "Shirakami Mountains," which are registered as a world heritage site, use satellite mobile phones for weather observation. The mountains are part of a heavy snowfall area and it is nearly impossible for humans to enter the vast virgin forest in the winter. Furthermore, major construction such as an unmanned observation facility is not possible in a world heritage region. Consequently, a weather observation system that uses satellite mobile phones was created in 1998 and this system continuously gathers weather data by monitoring the ecology of the forest.

Nursing Care

When home helpers visit various houses to provide nursing care, they need to make their schedules in advance including at what time to visit a house and what service to provide there. In addition, much time is needed for administrative matters such as invoicing for expenses, shortening the time that the helpers can dedicate to care. In light of this situation, a system that uses mobile communications was developed that enables quick reporting and confirmation of schedules and care content using mobile phones and thus home helpers can focus more time on providing care.

Disaster Prevention

Quicker and more accurate responses are essential in the event of fires, gas leaks and traffic accidents. To resolve this issue, a sys-

elderly people use their mobile phones to call their spouse the most, followed by their children and friends. On the other hand, they use their mobile phones to send e-mail to their children the most, followed by their friends and work related people. Among the elderly, the number using e-mail functions is still limited, but the party to whom they send e-mail to most is their children. For grandparents, messages sent from their grandchildren as e-mails, a form of communication more easy to initiate than a call, is undoubtedly their greatest enjoyment.

<Trends in Japanese mobile phone usage>

This wildly popular mobile phone e-mail service has greatly changed the lifestyles of the Japanese. According to one study, the top recipient of Japanese mobile phone e-mails are friends they frequently get together with. Although one can directly talk to or phone friends that one meets all the time, mobile phone e-mails can be sent in just a short bit of spare time. E-mail sent by mobile phone doesn't require the bother of starting up a machine or a certain level of operating knowledge like that required to send e-mail via computer. In addition, it is sent directly to the party one wants to communicate with and that party can answer at a time appropriate for them. The present culture of mobile phone e-mail was probably created on the foundation of not wanting to bother the other party but wanting to quickly convey one's own feelings.



A study of actual e-mail content found that mobile phone e-mail is simply used as an extension of ordinary conversation with the most popular response being, "Conveying an incident or feeling I had at that moment" and the third ranked response was, "Just talking without any specific purpose." Today's youth find it easy to write e-mail about things difficult to talk about on the phone or say face-to-face, and create messages that consist of phrases that illustrate their thoughts that are softened by pictographs (facial expressions, feelings, food, rides, communication, weather and other simple items provided by each mobile phone carrier that differ among the carriers) and emoticons (*1) and trendy characters (*2). Mobile phone e-mail enables the conveying of subtle feelings difficult to convey directly and is thus supporting communication among the young in this era where personal relationships tend to be quite shallow.

tem has been developed that connects command base terminals and emergency vehicles via mobile phones to enable site circumstances to be verified. By combining cameras with this system, the site circumstances can be conveyed in more "real" terms and a more accurate response can be taken such as dispatching the appropriate number of vehicles to the site.

GPS Service

Presently, users of "a service that notifies an individual of one's location" is being used by more than 10% of mobile phone users. One reason for this is the large number of cases where mobile phones have played a significant positive role in large earthquakes and mountain disasters. This service can be used to track meandering elderly people, lost children and by affixing the receiver to a pet's collar. In addition, by installing the GPS function in an automobile it becomes possible to avoid congestion and track vehicles that have been stolen, making car life more convenient. The phones also contribute to criminal investigations as the location of the mobile phone holder can be verified.

*1 Emoticons: Marks combining letters and symbols to describe human facial expressions. In the U.S., it is called a "smiley face" and the face is on its side like ;-). However, faces are displayed on its correct side in Japan and some are quite wide. In some cases, kanji instead of emoticons are used by placing a kanji that indicates the writer's feeling between brackets at the end of the sentence like (smile) and (laugh).

<Example>

Laughing (^−^) (*^−^*)

Crying (ToT) (;>_<;)

Cold sweat (-_-;) (^▽^;)

Angry (`o';)ノ(ノ`△´)ノ

Embarrassed (*^O^*) (*^▽^*)


18:38
ガ～ン。食べ過ぎで3
キロも太った！(ToT)

"Ou~ch. I ate too much and gained 3kg! (ToT)"
People enjoy exchanging short messages like this

*2 Trendy Characters: "Trendy characters (or gal language)" are a way of expression that is becoming popular particularly among female junior and senior high school students in Shibuya. This involves sending mobile phone e-mails with characters that have been split and combined in uncommon ways. This is drawing great support as it conveys warmth that does not exist in already installed regular fonts and also can convey a person's personality. TVs and magazines have largely featured this type of expression since last year, and it is becoming a national trend among the youth.

<Reference>

"Mobile phones have various functions to play with, including pictograms, games, cameras and ringing tones. However, all of these are things that have been prepared by manufacturers. Trendy characters (gal language) is the first case where users themselves have created an expression that they can play with."

"In the Heian Period, females invented Hiragana characters from Kanji characters due to their desire for characters that matched their feelings. Hiragana characters must have been considered to be trendy characters (gal characters) from the view of intellectuals of the time. The females of this country have always had a great ability to form characters that match their emotions." (By Seido Fujii, a writer who created the "Heta Moji (Trendy Characters) BOOK")

<Example>

" げんき " (How are you?) in trendy characters is written as " (ナ"ω (キ? "

Source of graph materials: DoCoMo Kids Mobile

News & Information

Marubeni to Sell Excelergy Software Platforms

Marubeni has signed a partnership agreement with Excelergy Corporation, a world leader in high performance software platforms for critical business processes in the energy/utility industry and other restructuring value chains, to jointly and exclusively



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market and sell Excelergy's platforms in the Japanese energy/utility market. This agreement between Marubeni and Excelergy is expected to provide an optimal platform for energy/utility firms desiring to enter the Japanese market, which is undergoing gradual restructuring towards deregulation.

The deregulation of Japan's energy/utility market, scheduled for establishment by April 2005, follows a progression towards deregulation of the energy/utility industries worldwide of which Excelergy has played a major role. "We chose Excelergy in part because of its proven success in other global restructuring energy markets," says General Manager Shinichiro Yamazaki of Marubeni's Enterprise Sales Department. Excelergy's flexible, scalable software systems automate forecasting, trading, scheduling, billing, settlement and customer/partner acquisition and care for market participants throughout the energy/utility value chain.

Marubeni and Excelergy will focus initially on marketing and selling the following Excelergy platforms in Japan:

1. **Excelergy Revenue Manager™**
   Excelergy Revenue Manager™ is a multi-commodity, multi-currency billing, customer care and revenue management software platform that enhances customer enrollment and retention, enables personalized billing and customer care, and improves revenue management and collections in restructuring markets around the world.

2. **Excelergy Hedge Direct™**
   Excelergy Hedge Direct™ is a real-time transaction management platform that provides complete automation in the quoting, execution, confirmation and contract management of structured retail pricing deals for power and gas. Quotes, offers, acceptance, deal capture and reporting are all processed in real-time.

3. **Excelergy Trader Back Office™**
   Excelergy Trader Back Office™ is a secure, scalable platform that automates the scheduling, settlement, transaction management and collaborative communications necessary to facilitate trading in global energy markets. Trader Back Office features an advanced XML architecture that provides a secure Web portal for market interfaces and easy information exchange with central market operators, trading counterparties and other market participants. It earned *Power & Gas Marketing Magazine*'s 2002 "Premium Product Award" in the U.S.

Marubeni will serve as the overall sales representative responsible for marketing and sales activities for Excelergy in Japan, and will simultaneously partner with systems integrators to facilitate the entry of other firms seeking to deploy Excelergy platforms, as well as continuing to offer services commensurate to the needs of existing and prospective clients in the Japanese market.

Already an established power producer and supplier in the retail energy market of Japan, this agreement is in accordance with Marubeni's efforts to enter into the power exchange market in tandem with globally successful vendors like Excelergy and explore commercial opportunities from a multifaceted approach as a general trading house.

<Excelergy Corporation Overview>
Established: June 1998
Headquarters: Lexington, Massachusetts, U.S.A.
Representative: William Mahoney (CEO)
Main Business: Software platforms

Strategic Tie-up with U.S. Grain Giant

Marubeni has reached a basic agreement for a strategic tie-up on production, imports and marketing of feed grains and oilseeds with Archer Daniels Midland Company (ADM), having headquarters in Decatur, Illinois (U.S.). ADM is a major grain company with which Marubeni has established a close relationship in the fields of feed grains, oilseeds and specialty seeds.

This agreement was reached in response to an increased demand by the Japanese government resulting from the implementation of new regulations for consistent safety management for food and feed from the production region to the region of consumption for specialty seeds, general feed grains and oilseeds.

The contents covered by the agreement include the following:

1. To appropriately coordinate with both companies' distribution network and grain handling know-how, aim for cost savings, assure high standards of safety and develop new business in the fields of specialty seeds, feed grains and oilseeds.
2. To have regular strategic meetings to review and build up a distribution system for feed grains and oilseeds that consistently respond to the demands of the times and comply with relevant laws.

Through this agreement, both Marubeni and ADM aim to create supply chain management that has a clear track record and assures the safety of imported grains. By developing traceability and enhancing cred-

Note: Job titles of people named in these articles were current at the time of the events described and are subject to change.

ibility, the two firms are targeting to expand their transaction volume, which is currently at five million tons.


Corn being loaded onto an ocean-going vessel


One of ADM's grain export elevators in New Orleans (U.S.)

Yokohama Rubber Tire Sales Company in Europe

Marubeni and Yokohama Rubber Co., Ltd. have jointly established N.V. YOKOHAMA BELGIUM S.A., a tire sales company in Antwerp, Belgium, effective December 2003, for marketing passenger car tires in the Belgium and Luxembourg markets. Operations started in February and accordingly ended the former distributorship agreement that they had with a sales agent in this market.

Marubeni holds 33.4% of the new joint venture firm with the remaining 66.6% of shares held by Yokohama Rubber. General Manager Takashi Fukui of Yokohama Rubber Tire Overseas Sales Department No.1 has been appointed president of the newly established company. Sales are targeted to reach 150,000 units annually in 2007 and expected to attain a 3-4% market share. The company will solely sell passenger car tires for the time being, although handling of truck and bus tires may also be studied in consideration of market trends.

N.V. YOKOHAMA BELGIUM S.A. is the Yokohama Rubber's eighth sales company established in Europe including the UK, Germany and Switzerland.

Marubeni and Ericsson Joint Venture Wins Vietnam Central Rural Telecom Project-Switching System Contract

Marubeni tied up with Ericsson AB (Sweden), a major telecommunication manufacturer, and concluded a contract with Vietnam Posts and Telecommunications (VNPT), for the Central Vietnam Rural Telecommunication Project-Switching System in February. The contract is for approximately 1.3 billion yen and is funded by the Japanese Government as Official Development Assistance (ODA). The new switching system with 140,000 new lines will be implemented in ten central provinces and be completed by September 2005.

Telephone networks have been growing as a result of recent high economic growth in Vietnam. The number of fixed telephone lines is approximately 4.7 million as of the end of 2003 with a penetration rate of 5.8%. However, the existing telephone networks are concentrated in the cities with over 20% penetration rates in Hanoi and Ho Chi Minh. In contrast, there are many villages without telephones and the rural penetration is very low. Therefore, it is vital that this situation be rectified.

The Vietnamese government also plans to connect government and education institutions to the Internet as part of the "Master Plan for Use and Development of IT" to promote the utilization of IT by 2005. The undeveloped rural telecommunication network, however, is a bottleneck in the face of this policy.

This project contributes to not only the establishment of a telecommunication network in rural areas, but also the educational, medical and social welfare policies for the government of Vietnam.

Taking the opportunity presented by this contract, Marubeni will continue to focus on developing the telecommunication network in Vietnam.

Marubeni to Invest $500 Million in Intermodal Marine Refrigerated Containers

Marubeni is expanding its intermodal marine refrigerated container leasing business in the U.S. The company will spend US$500 million over the next five years to purchase a large number of containers for leasing. Marubeni judged that inquiries for the containers from shipping firms will continue at a high level as the transport volume of perishable goods is increasing globally.


Marubeni
LỄ KÝ HỢP ĐỒNG
VNPT
GOI THẦU SỐ 1 "HỆ THỐNG CHUYỂN MẠCH SỐ"
TỔNG CÔNG TY BƯU CHÍNH VIỄN THÔNG VIỆT NAM
LIÊN DANH NHÀ THẦU MARUBENI - ERICSSON AB
THE CONTRACT SIGNING CEREMONY
FOR TENDER PACKAGE NO.1 "DIGITAL SWITCHING SYSTEM"
OF CENTRAL VIETNAM RURAL TELECOMMUNICATION NETWORK PROJECT
Contract signing between Marubeni, Ericsson and Vietnam Posts and Telecommunications

Carlisle Leasing International (New Jersey, U.S.), a wholly owned subsidiary of Marubeni, has issued US$300 million in asset-backed securities targeting investors in Europe and the U.S., and applied those funds to purchase new containers. In addi-


CARLISLE
CARLISLE
Refrigerated containers leased by Carlisle Leasing International

tion, Carlisle Leasing has established a variable funding note facility of $100 million.

Carlisle Leasing presently owns approximately 53,000 containers centering on the 40-foot long type, and is the world's second largest leasing company for freezer/refrigerated containers following a General Electric Group joint venture.

The business environment for marine transport is favorable, as shown in major Japanese shipping firms reinforcing their transportation capacity. The world transportation volume of perishable goods is increasing greatly at a pace of 8% annually. For example, refrigerated cargo bound for Russia and Eastern Europe from Latin America and Asia is increasing, particularly with the background of increasing consumer demand for perishable products.

Bullet Train for Taiwan High Speed Railway Unveiled

A roll out ceremony of the 700T bullet train (*shinkansen*) series for Taiwan's new high-speed railway between Taipei and Kaohsiung was held at Kawasaki Heavy Industries' Hyogo Works on January 30. The grand ceremony jointly held by Taiwan High Speed Rail Corporation (THSRC) and Taiwan Shinkansen Corporation (TSC) was attended by more than 200 people, including Director General Ling-San Lin of the Bureau of Taiwan High Speed Rail, Chairman Vincent Siew of Chung-Hua Institution for Economic Research and CEO Nita Ing of Taiwan High Speed Rail Corporation.

The 700T bullet train, where the "T" stands for Taiwan, is modeled after the 700 series of the Nozomi bullet trains that are currently operating in Japan and modified to meet geographical, environmental and other needs characteristic to Taiwan. The trains will be designed as twelve-car trains with orange and black streaks on a white body in line with the color scheme of THSRC's corporate logo. With a maximum speed of 300 kilometers per hour, the current travel time between Taipei and Kaohsiung of four hours will be reduced to ninety minutes.

The bullet train showcased at the ceremony is only the first of the thirty trains ordered for the Taiwan High Speed Rail Project. In this project, THSRC is the main operator on the Taiwan side and the Japanese side is represented by TSC for which


Taiwan High Speed Rail 700T bullet train roll out ceremony

Marubeni is one of seven joint venture partners. The other joint venture partners include Mitsubishi Heavy Industries, Kawasaki Heavy Industries, Toshiba and three other trading companies. The exporting of trains to Taiwan is expected to begin in June.

As a part of Japan's TSC consortium involved in the production of trains as well as core systems such as power supply, signaling and communication, Marubeni has played a major role in the project. The project is proceeding steadily with construction of the railway, which TSC has also received the order for, also in progress at the Taiwan site and test runs of trains scheduled for implementation later this year in September. Taiwan High Speed Rail is expected to start operation in October 2005.

Launching the EMBRAER170 Market in Japan

Marubeni markets and sells compact 70-110 seater jet aircraft developed by Embraer (Sao Jose dos Campos City), a Brazilian aircraft manufacturer, as its Japanese sales agency. Recently, a flight demonstration for the EMBRAER170 jet was conducted.

Embraer was privatized in 1994 and is the world's fourth-largest aircraft manufacturer. It has received approximately 1400


Participants in the EMBRAER170 demonstration tour view the jet prior to boarding

orders for 30-50 seater passenger jets and has a 45% global market share in this area. The EMBRAER170 model was certificated in February of this year and has an unconventional fuselage designed to meet the needs of airlines in all countries.

Embraer has already received about 550 orders (including 305 provisional orders) from USAir, JetBlue, Air Canada and other airlines. The photograph shows the demonstration tour performed in Asian countries after exhibiting the jet at Asian Aerospace 2004 in Singapore. The tour is being held to develop customers from Asia and more than 200 people including airline and manufacturer personnel rode the craft in Japan.

New airports are opening in Japan and a new runway at Haneda Airport is scheduled to be completed within a few years time. We will continue to proactively introduce the jet as we expect demand for this new category of 100-seater jets.

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Stockholm and Helsinki Offices

Stockholm is the capital of the Kingdom of Sweden and Helsinki is the capital of the Republic of Finland. The two neighboring countries have had a close relationship throughout history as well as with the other Nordic countries: Norway, Denmark and Iceland. These five countries have had an economic and political collaboration for many years with a completely free labor market among the Nordic countries for half a century prior to the establishment of the European Union.



Stockholm's landmark City Hall where the ceremonial presentations of the Nobel Prize and the Nobel Prize Banquet take place

The Swedish, Danish and Norwegian languages are all rather similar, while Finnish belongs to a different language family. However, Finland is a bilingual country with both Finnish and Swedish as its official languages.

Despite the long friendship, there exists a keen rivalry between Sweden and Finland in many industrial fields. A well-known example is Sweden's Ericsson competing with Finland's Nokia in the telecommunication field. This is also evident in many other fields such as forestry, pulp and paper, mining and shipbuilding industries. However, many large Swedish and Finnish corporations have recently merged in order to increase their competitiveness in the European market and, in many cases, it has become difficult to say if a particular company is Swedish or Finnish.

The Stockholm and Helsinki Offices have undergone dramatic changes following the establishment of Marubeni Europe plc in 1999. From initially having 36 employees, the offices now employ 10 people. This reduction in personnel is mainly due to: Marubeni establishing a separate company to handle the pulp and paper business in Europe; support for the fully owned subsidiaries, Nissan Sverige AB in Sweden and Nissan Norge AS in Norway being transferred to Marubeni Auto Sales in Brussels; and the shipping business being transferred to Marubeni's office in London. However, this does not mean we have reduced our activities - both offices are more aggressive than ever in trying to advance new businesses in both established and new fields.

Our Chemical Department is now pursuing business in a variety of areas including: biotechnology projects and products (e.g. milk bacteria), chipsets for G2 and G3 cellular base stations, jet propulsion fuel, plastic additives, macro molecules for environmental cleansing, vitamins and such.

In the General Merchandise Department, pulp and paper has traditionally been the main line of business, but since this is now handled by Marubeni Pulp & Paper Sales Europe GmbH, the department is looking for new business opportunities in new fields such as tissue paper from Lithuania, synthetic leather, furniture, sawn timber, Bridgestone tires and metals.

In recent years, the Machinery Department has been focusing on telecommunications and broadcasting systems. Marubeni is the agent in Sweden, Finland, Estonia, Latvia and Lithuania for NEC infrastructure systems and the local agent for Sumitomo Electric. Sumitomo is one of the world's leading manufacturers of fiber optic and photonics systems. It is really an achievement that Marubeni has been able to successfully compete with Ericsson and Nokia on their own turf.

In the future it is necessary for the Machinery Department to widen and expand its lines of business and the new areas of focus are railway infrastructure, power generation systems and such.

In ending this short presentation on our offices we would like to take this opportunity to state that we are all open to new business ideas and proposals from other Marubeni offices throughout the world. For more information about our activities as well as contact information, please visit our homepage.

– Stefan Wirén

About the Authors

Stefan Wirén and Henry Nyholm both joined Marubeni in 1981 and have since mainly been working in the area of machinery business. Even after 24 years, they both are continuously looking forward to new challenges and new business prospects.



The King's Tower in Stockholm where the Marubeni office is located. This building was the tallest building in Europe when it was erected in 1928.



Staff of the Stockholm Office (seated from left) Toshiko Gabrielsson, Yvonne Perman, Kimiko Kiso-Bjurström, Charles Sherman, Anne-Christine Roulet, (standing from left) Stefan Wirén, Marie-Louise Ankersjö and Hannes Helander



Henry Nyholm and Johan Orlo of the Helsinki Office

Established:
Stockholm Office: set up as liaison office in 1965 and incorporated as Marubeni Scandinavia AB in 1970
Helsinki Office: set up as liaison office in 1972

Trading regions:
Sweden, Finland, Norway, Denmark, Estonia, Latvia, Lithuania and Belarus

Main Business and Products:
Telecommunications and broadcasting infrastructure systems, mail-handling systems, biometric systems, infrastructure systems, metals, chemicals and general merchandise

Employees:
Stockholm: 8 Helsinki: 2

Homepage:
http://www.marubeni.se
http://www.europe.marubeni.com

— Global Developments of Marubeni Affiliates —

Voices from the World

Marubeni Information Technology (Shanghai) Company Limited

Address: 22F, Jiu-Shi Building, No. 28, Zhong-Shan South Rd., Shanghai, China

Tel: 0086-21-6330-1660
Fax: 0086-21-6330-0366

Established: August 2002

Ownership: Marubeni Corporation 80%
Marubeni Shanghai 20%

Main Business: Import and export of electronic components and materials, SCM, VMI solution provider, bonded business transactions, technical consulting, etc.

Employees: 62 (as of February 2004)



In the two decades since Deng Xiaoping introduced market reforms in China, the country has posted some of the most astonishing economic numbers in the past century. China's GDP grew an average of more than 8% in each of the past 10 years and recorded 9.1% in 2003. Foreign currency deposits reached US$403.3 billion in 2003, a US$106.8 billion year-on-year increase. The import and export business reached US$851.2 billion and foreign capital investments (execution base) US$53.5 billion. If growth continues at this pace in China, an economic transformation, which took developed countries roughly 80 years to attain, would be condensed into a quarter of a century. The industry exhibiting the greatest growth in China is electronics. In 2003, the output of the electronics industry increased 26% year-on-year. Recognizing the fast development of China, Marubeni Information Technology (Shanghai) Company Limited (MITS) set up its headquarters in Shanghai and liaison offices in Changchun, Fuzhou and Shenzhen (latter part of 2004).

MITS has the following five functioning divisions that are focused on various electronics related business territories.
- Display Devices Department (CRT & PDP components, related equipments, raw materials and technical consulting)
- Wireless Communication Department (mobile phone components and SCM solutions and value added contents business)
- Liquid Crystal Display & Semiconductor Department (TFT & CSTN LCD materials, components and related equipment; semiconductor IC chips, materials and various related chemical SCM solutions)
- Project Planning Department (J/V project planning, supporting, equipment logistic arrangement, and special chemicals & gases management)
- Administration Department (human resources, financing & accounting, general administration, and ERP system & logistic support)

With the great support of the Marubeni global network, MITS is utilizing its advantageous geographic location and high performance specialist teamwork to steadily expand its business. Especially in the field of supply chain management solutions, MITS is playing a very important part in the mobile phone, display devices and semiconductor categories.

– Administration Department of MITS



The reception desk of MITS



Employees busily at work within the MITS office



The view of the finance and business areas of prospering Shanghai from the windows of MITS



Yu Yuan Gardens, an enchanting classical Chinese garden located in the heart of bustling Shanghai

Want Something Very Japanese?

Part XVII: The *Taiko* Beats Throughout Japanese History

***Taiko* Drums**
The word "*taiko*" refers to both the drums themselves and to the art of drumming. In Japanese, it literally means "big drum." Traditional *taiko* range in size from 1 to 6 feet in diameter and were made from hollowed out tree trunks. Drumming is a strenuous performance that involves movements inspired by martial arts, festival dances and motion from everyday life such as planting rice, hauling fishing nets and pushing carts.



Mibu no Hana Taue
An ancient rice harvest ceremony in Mibu, Hiroshima Prefecture to welcome the god of rice paddies in the hopes of good health and a bountiful harvest.

***Taiko's* First Beat**
The historical origins of the *taiko* remain shrouded in speculation, but there are certainly many legends about this particular instrument. A popular legend about the origin of the *taiko* is a traditional Japanese folk tale about the sun goddess, Amaterasu Omikami.

Once upon a time, Amaterasu was so upset by the wild rages of her brother, the storm god of Susanowo-no-Mikoto, that she locked herself in a cave by rolling a boulder over its entrance and vowed never to show herself again. Without the sun goddess, the world fell into darkness and evil spirits emerged from their hiding places into the endless night to roam freely across the earth. Knowing that all life was doomed without her light, the gods of heaven and earth reasoned, pleaded, threatened and eventually tried to force the rock to budge, but to no avail.

Just when everyone was losing hope, a goddess named Ame-no-Uzume-no-Mikoto declared that she could coax Amaterasu from the cave. The mightiest of gods had already failed miserably in their attempts to do exactly that, and so naturally, everyone just sneered at the small goddess. Smiling, Uzume opened a sake barrel, dispensed its contents, turned it upside down, jumped on the barrel and began a wild dance. The loud and frenetic pounding of her feet produced a sound unlike any ever heard before. Caught in Uzume's revelry, all around her began to dance and sing as well. Hearing the music and commotion from inside the cave, Amaterasu became curious and emerged from the cave. Thus, Amaterasu's light returned to the world and *taiko* music was born.

(Source: "Nihon Shoki" chronicles)

Although the story is pure myth, the truth indeed is that the *taiko* has the power to dispel evil as well as bring joy and peace to the world. This philosophy has been deeply embedded in the traditions and culture of Japan since ancient times.

Drumming Traditions
The powers possessed by the *taiko* have been displayed in its use as a form of communication. During primitive times, the *taiko* was used in battle to rouse the troops and intimidate the enemy, and was later adapted as a medium to pass messages by code. The *taiko* was appropriate for these purposes as its powerful sound was reputedly audible right across the entire battlefield.

Unlike other "refined" traditional Japanese instruments, the *taiko* was more community based. About 4,000 years ago in the Jomon Period, the *taiko* was apparently used widely in villages as a signal for various activities ranging from beats that signaled hunters were setting out, to warning signals for storms and hence a reminder for women to gather the meat and fruit that had been left out to dry. In addition, the drums were often heard in the village streets, calling people to festivals. At these festivals, the *taiko* was often used to mimic the sounds of animals, wind, ocean, thunder or fire for such purposes as to bring forth rain or good harvest.



Ondeko
A traditional performing art of Niigata Prefecture involving drums and a symbolic devil dance to expel evil spirits and bring prosperity and good harvest.

The *taiko* was also used in religious rites as a result of the above signals. The signals were vital for the flow of daily life and led the people to believe that a god inhabited the *taiko*. This belief developed to the extent that only holy men were permitted to beat the *taiko* and only on special occasions. The *taiko* was used as an accompaniment to chants; representation of the voice of Buddha; and in religious ceremonies and festivities to appease, worship or entertain the gods.

Furthermore, during these times, villages were not bound by geography, but were defined by the furthest reach of the drum's sound. Villages could extend only as far as the *taiko* could be heard from the village's temple and naturally meant that larger villages possessed larger drums.

The origins of the *taiko* cannot be determined with complete certainty, though a vague interpretation can be made from clay dolls, poems, paintings, murals and ancient sutras. However, the fact that many of its traditions are still being practiced today is proof positive that the *taiko* played a significant role in Japan's culture, promoting a sense of community and connection, scaring away evil spirits and providing spirituality to people's hearts. With the thunderous *taiko* being so powerful that it was heard in Japanese everyday life for hundreds or perhaps even thousands of years, it is no wonder that it is still booming in Japan and even reverberates throughout the world.



Kanko Odori
A local tradition of Mie Prefecture where the sound of the kanko drums, hung around the neck, are said to comfort the souls of ancestors.

Traditional Instrument Gallery

The Sounds of Japan

Traditional music in Japan dates back to more than a thousand years ago when musical forms were first imported from China. Over the years, these were adapted, reshaped and newly created into Japanese styles of distinctive expression to meet local musical tastes. Japan now possesses a rich and varied history of traditional music of which the koto, shamisen and shakuhachi have played a major part.

The *KOTO*



The *koto* is a large string instrument, measuring about 160-200 centimeters long and 20 centimeters across. A harp-like zither, this instrument consists of a hollow body made of paulownia wood from the Japanese kiri tree, has a curved face, and 13 strings of the same size and tension, tied over stationary bridges at each end of the body. A moveable bridge is placed under each string and the *koto* is tuned by sliding these moveable bridges back and forth along the string. Three finger plectrums, attached to the thumb, forefinger and middle finger, are used to play this instrument by plucking the strings and bending the notes using the left hand to adjust pitch and tone.

The *koto* originated in China as a 5-stringed instrument and evolved into 12 strings, then eventually to the 13-stringed instrument that was exported to Japan in the 6th century. During the Nara Period (710-794) and Heian Period (794-1185), the *koto* was initially played only within the Imperial Court as a solo instrument, and remained in the world of priests and noblemen. Vocal accompaniment to *koto* music began to appear in the late 16th century and spread to groups outside of its restricted audience thereafter. In fact, the *koto* became popular among aristocrats, particularly for young educated girls and women, during the Edo Period as a sign of wealth and culture.

A Striking Note ♪
For a period of time, *koto* playing was an official occupation exclusively reserved for blind professional male musicians, and hence *koto* scores were not written down during this time.

The *SHAMISEN*

The *shamisen* is a type of lute that varies from 1.1 to 1.4 meters in length. This instrument resembles a guitar in that it has a long, thin neck (although it has no frets) and the strings are wound around pegs used for adjusting the string tensions; as well as a banjo in that it has a small, rectangular body covered with skin. There are three strings, each being a different size and all much finer than *koto* strings. These three strings are stretched across a bridge on the body so that a vibration is caused in the skin surface when the strings are plucked using a handheld large triangular plectrum. The sound of a *shamisen* is a unique combination of the string vibration and the percussion-like skin vibration.



The *shamisen* is a variant of the *sanshin*, a three-stringed lute first introduced to Japan from China by way of the Ryukyu Islands (as Okinawa was formerly known) during the mid-16th century, where it was modified from the original to suit local conditions. In the Edo Period (1603-1868), the *shamisen* was used as background music for *kabuki* theater. As a result, its popularity soared and the instrument was commonly heard being played in entertainment districts of Japanese cities.

A Striking Note ♪
The original form of this instrument was named *sanshin* (三線) or literally, "three lines" because the instrument had three strings that resembled three lines against the dark color of the instrument (the skin initially used was snake skin). The Japanese name given to the modified instrument was *shamisen* (三味線). The addition of the character "mi" (味), which means "taste," represent the view that each string had a distinctive "flavor."

Shamisen music centered on three primary categories: singing, narrative and folk. In addition to being commonly associated with *kabuki* theater as mentioned above, the instrument was also often associated with *bunraku* puppet theater. The instrument was also popular with street bards. This playing style came to be known as *tsugaru shamisen*. The *shamisen* continues to be popular today, often being played at festivals as an accompaniment to festival songs and many famous young *shamisen* players have even emerged in the music industry to make a name for themselves among the audience for contemporary music.

The *SHAKUHACHI*

The *shakuhachi* is an end-blown flute with a notched mouthpiece. During the Middle Ages (13th to 16th centuries), the *shakuhachi* was played by wandering priests and poets as a solo instrument. In the Edo Period, the *shakuhachi* was adopted by the Fuke sect of Zen Buddhism as a means to help achieve enlightenment and spiritual discipline. This traditional Japanese instrument was locked in traditional contemplative societies for centuries until the Emperor brought the instrument into his court and eventually the general public in the 19th century.



This instrument has five finger holes (originally had six finger holes), four in the front and one in the back, for controlling the airflow, and hence is sometimes referred to as the "five-holed bamboo flute" in English. Fashioned from bamboo, the best *shakuhachi* is made from the root end of the bamboo and hence the instrument typically takes on the natural shape of this part of the bamboo, where the bore is tapered, becoming narrower moving inwards from the mouth end and then flaring at the end. This shape and the fact that the part of the bamboo varies from tree to tree is what differentiates the *shakuhachi* sound to other instruments and gives each individual *shakuhachi* a unique sound.

A Striking Note ♪
Originally, the *shakuhachi* was a thin flute and differed from the thicker versions made later from the root end of bamboo. This change in structure was rumored to have been a result of many samurais without masters (*ronin*) who, with the unification of the country, no longer had fighting to occupy their time. Disguised as monks, many *ronin* became spies for the *shogun* and used their *shakuhachi* as fighting clubs to protect themselves as they were unable to carry their swords. For this reason, the *shakuhachi* was made sturdier using thicker bamboo.

Although the *shakuhachi* has a simple structure with only five holes, this is enough to produce a complete range of sounds. In fact, it is this very simplicity that makes this instrument sensitive to variations in fingering and movements of the neck, chin, lips and tongue, and enables the production of a distinctively rich, poignant tonal quality unmatched by any other flute.

The *SANKYOKU*

Although the above three instruments all had different geographical and historical roots, they eventually began being played with each other. This style of ensemble music came to be known as *sankyoku*, or "three instrument ensemble."

A Striking Note ♪
The Ministry of Education, Culture, Sports, Science and Technology's revised National Curriculum Standards requires instruction in at least one traditional Japanese instrument at all Japanese junior high schools throughout the three years of musical education as of April 2002.

Performer: Masanari Mukoyama, certified as a traditional craftsman by the Tokyo Metropolitan Government

shosha is published every three months by Marubeni Corporation.
Address all inquiries to Corporate Communications Dept.,
Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Masahiro Ichimura Editor: Shohei Nagai

http://www.marubeni.com/
Please e-mail any comments regarding shosha to **shosha@liaison-kikaku.co.jp**

Notice: Please send opinions and comments on the articles to **shosha@liaison-kikaku.co.jp** by the end of June 2004, and we will send a gift of something Japanese to five lucky contributors. From this issue, the "shosha" publication is available both as a hardcopy and electronic (PDF format) publication. The electronic edition can be viewed at: **http://www.marubeni.com/shosha/index.html**

Financial Results for FY2003

Contents

I. Consolidated Financial Results for FY2003

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for FY2003

Marubeni Corporation
1. Consolidated Statements of Operations

	Year ended March 31 2004	2003	Variance	Ratio
	Millions of yen			
Total volume of trading transactions	**¥ 7,905,640**	¥ 8,793,303	¥ - 887,663	- 10.1%
Gross trading profit	**¥ 409,461**	¥ 424,643	¥ - 15,182	- 3.6%
(ratio)	**(5.18%)**	(4.83%)		
Expenses:				
Selling, general and administrative expenses	**- 330,032**	- 345,612	15,580	- 4.5%
Provision for doubtful accounts	**- 805**	- 5,660	4,855	- 85.8%
Total	**- 330,837**	- 351,272	20,435	- 5.8%
Operating profit (loss)	**78,624**	73,371	5,253	7.2%
Other income (expenses):				
Interest expense, net of interest income	**- 23,474**	- 23,513	39	- 0.2%
Dividends	**7,198**	6,797	401	5.9 %
Gain (loss) on investment securities	**16,077**	- 12,732	28,809	-
Gain (loss) on property and equipment	**- 1,555**	8,530	- 10,085	-
Other - net	**- 17,970**	- 16,107	- 1,863	-
Total	**- 19,724**	- 37,025	17,301	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**58,900**	36,346	22,554	62.1%
Provision for income taxes	**- 35,618**	- 16,274	- 19,344	118.9%
Income (loss) before equity in earnings (losses) of affiliated companies	**23,282**	20,072	3,210	16.0%
Minority interests in income (loss) of consolidated subsidiaries	**- 2,988**	- 3,180	192	- 6.0%
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**14,271**	13,420	851	6.3%
Net income (loss)	**¥ 34,565**	¥ 30,312	¥ 4,253	14.0%
Dividend for preferred shares	**442**	-	442	-
Net income available for shareholders	**34,123**	30,312	3,811	12.6%
	Yen			
Basic earnings per share-weighted average shares	**22.85**	20.30	2.55	12.6%
Diluted earnings per share- adjusted weighted average shares and assumed conversions	**20.16**	18.96	1.20	6.3%

(Note 1) These financial statements are based on US GAAP.

(Note 2) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices. Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

(Note 3) From this period, Minority interests in income of consolidated subsidiaries, formerly included in Income before income taxes and equity in earnings of affiliated companies, is shown individually. Accordingly, the figures for Income before income taxes and equity in earnings of affiliated companies, of the previous period is rearranged in the same way.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions FY2003	Variance from previous year	Gross trading profit FY2003	Variance from previous year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	856.8	- 166.7	61.4	2.9	Influence due to reclassification of food distribution related business to subsidiaries
Textile	352.9	- 17.4	23.9	- 0.6	Influence due to low domestic market and decrease in export
Forest Prodcuts & General Merchandise	771.5	25.7	42.0	0.8	Increase in profit ratio in woodchip and reclassification of paper related business to subsidiaries
Chemicals	564.5	- 5.4	24.9	- 4.3	Decrease in electronic materials and unconsolidation of subsidiaries
Energy	1,995.0	- 314.7	30.8	1.2	Increase in crude oil dealing
Metals & Mineral Resources	493.2	50.9	12.2	- 1.8	Decrease due to foreign exchange
Transportation & Industrial Machinery	782.6	6.0	55.8	1.4	Increase in aircraft related business, and increase due to transfer of digital product businesses
Utility & Infrastructure	361.0	- 60.8	20.6	8.7	Increase in an Abu Dhabi water pipe project and consolidation of the subsidiaries
Plant & Ship	613.1	- 123.4	8.8	- 5.0	Decrease in transactions of energy & chemical plants in Middle East and Africa
Development & Construction	178.7	- 7.1	27.9	- 6.1	Decrease in domestic housing projects and sales of overseas building properties
Finance & Logistics Business	17.9	- 19.9	4.9	- 1.6	Decrease due to unconsolidation of leasing subsidiaries
Telecom & Information	167.8	- 218.4	20.0	- 12.6	Influence due to transfer of digital product businesses, and unconsolidation of subsidiaries
Domestic Branches and Offices	159.2	- 13.7	5.4	- 0.7	Decrease in sales of domestic housing projects
Overseas Corporate Subsidiaries	1,035.6	- 29.8	73.5	0.6	Increase in leasing subsidiaries
Corporate & elimination, etc.	-444.3	7.1	- 2.6	2.0	
Consolidated	7,905.6	- 887.7	409.5	- 15.2	

2. Expenses:

(billions of yen)

	FY2003	FY2002	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 333.0	- 345.6	15.6	
(Personnel expenses)	(- 157.8	- 165.3)	(7.6)	Decrease in employees' retirement benefits expense due to the introduction of cash balance plan at Parent +4.0
(Transportation expenses)	(- 13.2	- 13.4)	(0.2)	
(Service commisions)	(- 14.7	- 13.6)	(- 1.1)	
(Depreciation expenses)	(- 22.1	- 22.8)	(1.7)	
Provision for doubtful accounts	- 0.8	- 5.7	4.9	Ohira Development posted previous year +3.8, NATIONAL STEEL +1.2(reversal)
Total	- 330.8	- 351.3	20.4	

3. Financial Expenses:

(billions of yen)

	FY2003	FY2002	Variance	(Main reasons for increase/ decrease)
Interest income	20.4	26.6	- 6.2	Decrease in assets
Interest expense	- 43.8	- 50.1	6.3	Decrease in interest-bearing debt
(Interest - net)	(- 23.5	- 23.5)	(0.0)	**(Breakdown of dividends)**
Dividends	7.2	6.8	0.4	Parent: 3.2, Domestic subsidiaries: 0.4, Overseas subsidiaries: 3.6
Total	- 16.3	- 16.7	0.4	

4. Gain (loss) on investment securities:

(billions of yen)

	FY2003	FY2002	Variance	(Main reasons for increase/ decrease of Gain/loss on investment securities (Variance from same period of previous year))
Gain (loss) on investment securities	26.5	14.4	12.2	Profit on sale of listed stock 14.1 (+8.7), Profit on sales of Taiwan IPP 4.7 (+4.7) Gain from Vectant equity swap 0 (-6.6)
Evaluation losses on investment securities	- 10.5	- 27.1	16.6	Loss on revaluation of bank stocks 0 (+23.3), Sithe related appraisal loss -6.0 (-6.0)
Total	16.1	- 12.7	28.8	

5. Gain (loss) on property and equipment:

(billions of yen)

	FY2003	FY2002	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	3.9	14.3	- 10.4	Gain on sales of property and equipment of subsidiaries (Posted previous term) -9.3
Loss on sales of property and equipment/ appraisal losses	- 5.4	- 5.8	0.3	
Total	- 1.6	8.5	- 10.1	

6. Other-net

(billions of yen)

	FY2003	FY2002	Variance	(Main reasons for increase/ decrease)
Gain (loss) on foreign exchange	- 5.1	- 5.3	0.2	
Loss on affiliated companies	- 6.5	- 12.5	6.0	Birkby's (Posted previous term) +3.6, D-J CENTER (Posted previous term) +2.6
Other	- 6.3	1.8	- 8.1	Profit on retirement of CB by repurchase (Posted previous term) -5.0
Total	- 18.0	- 16.1	- 1.9	

7. Equity in earnings and losses (after income tax effects)

(billions of yen)

	FY2003	FY2002	Variance	
Uni-Mar Enerji	3.2	5.5	- 2.3	
Marubeni-Itochu Steel Inc.	3.1	3.3	- 0.2	
Daishowa-Marubeni	1.7	0.3	1.4	
SAN ROQUE POWER	1.4	-	1.4	
P.T. TANJUNG ENIM	- 1.9	-	- 1.9	
P.T.CHANDRA ASRI	- 4.2	- 0.2	- 2.2	*Impairment charges on fixed assets -2.2 included
Other	11.0	6.3	4.7	
Total	14.3	13.4	0.9	

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2004	2003	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	¥ 485,484	¥ 480,842	¥ 4,642
Investment securities	9,445	13,290	- 3,845
Notes and accounts receivable - trade:			
Notes receivable	98,227	108,048	- 9,821
Accounts receivable	764,545	824,784	- 60,239
Due from affiliated companies	106,391	131,655	- 25,264
Allowance for doubtful accounts	- 26,949	- 32,068	5,119
Inventories	398,617	397,714	903
Advance payments to suppliers	85,490	67,741	17,749
Deferred income taxes	32,862	34,594	- 1,732
Prepaid expenses and other current assets	125,852	175,474	- 49,622
Total current assets	2,079,964	2,202,074	- 122,110
Investments and long-term receivables:			
Affiliated companies	337,451	364,648	- 27,197
Securities and other investments	485,865	450,544	35,321
Notes, loans and accounts receivable - trade	300,049	356,349	-56,300
Allowance for doubtful accounts	- 93,865	- 110,462	16,597
Property leased to others, at cost, less accumulated depreciation	256,370	201,871	54,499
Total investments and long-term receivables	1,285,870	1,262,950	22,920
Net property and equipment	484,985	460,331	24,654
Prepaid pension cost	105,797	113,005	- 7,208
Deferred income taxes	118,274	157,335	- 39,061
Intangible fixed assets	50,006	42,236	7,770
Goodwill	28,793	23,553	5,240
Other assets	100,505	59,998	40,507
Total assets	¥4,254,194	¥4,321,482	¥ - 67,288

*These financial statements are based on US GAAP.

1. Major Increase/Decrease

Assets

	Billions of yen		
	March 04	**Variance from March 03**	
Notes receivable	98.2	- 9.8	Decrease in *Textile, Telecom & Information, etc.*
Accounts receivable	764.5	- 60.2	Decrease mainly in *Telecom & Information* and *M. America Corporation, etc.*
Due from affiliated companies	106.4	- 25.3	Decrease in short-term loans receivable and accounts receivable.
Advance payments to suppliers	85.5	+ 17.7	Increase in *Plant & Ship* etc.
Other current assets	125.9	- 49.6	Decrease mainly in money trust of Parent, etc.
Investments and long-term receivables from affiliated companies	337.5	- 27.2	Decrease due to sales of equity and exchange rate of freign currency receivables
Securities and other investments	485.9	+ 35.3	Increase mainly due to advance of fair market value of listed shares hold by Parent
Notes, loans and accounts receivable - trade	300.0	- 56.3	Decrease due to sales of overseas accounts receivable and prepayment Decrease in fixed receivables
Property leased to others, at cost, less accumulated depreciation	256.4	+ 54.5	Increase mainly due to reclasification of San Roque as a subsidiary
Net property and equipment	485.0	+ 24.7	Increase mainly due to the newly consolidated subsidiaries
Other fixed assets	100.5	+ 40.5	Increase mainly due to reclasification of San Roque as a subsidiary
Deferred income taxes (Assets) (Current/Fixed)	151.1	- 40.8	
Deferred income taxes (Liabilities) (Current/Fixed)	26.1	+ 13.1	
Deferred income taxes-net	125.1	- 53.9	

Marubeni Corporation

2. Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2004	2003	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 474,735**	¥ 561,139	**¥ - 86,404**
Current portion of long-term debt	**328,816**	402,186	**- 73,370**
Notes and accounts payable-trade			
Notes and acceptances payable	**204,574**	196,282	**8,292**
Accounts payable	**629,279**	608,386	**20,893**
Due to affiliated companies	**44,228**	44,717	**- 489**
Advance payments received from customers	**76,684**	60,553	**16,131**
Income taxes	**13,262**	13,773	**- 511**
Deferred income taxes	**2,535**	1,984	**551**
Accrued expenses and other current liabilities	**190,705**	216,880	**- 26,175**
Total current liabilities	**1,964,818**	2,105,900	**- 141,082**
Long-term debt, less current portion	**1,822,473**	1,902,327	**- 79,854**
Employees' retirement benefits	**8,786**	9,571	**- 785**
Deferred income taxes	**23,536**	10,972	**12,564**
Minority interests in consolidated subsidiaries	**41,599**	32,661	**8,938**
Shareholders' equity:			
Paid-in capital	**231,789**	194,039	**37,750**
Additional paid-in capital	**125,430**	87,765	**37,665**
Retained earnings (losses)	**94,870**	64,786	**30,084**
Accumulated other comprehensive loss	**- 59,025**	- 86,441	**27,416**
Cost of common stock in treasury	**- 82**	- 98	**16**
Total shareholders' equity	**392,982**	260,051	**132,931**
Total liabilities and shareholders' equity	**¥4,254,194**	¥4,321,482	**¥ - 67,288**

(millions of yen)			
Cash and cash equivalents:	**¥ 478,731**	¥ 466,511	**¥ 12,220**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 34,927**	¥ - 8,363	**¥ 43,290**
Currency translation adjustments, net of reclassification	**- 87,927**	- 72,680	**- 15,247**
Minimum pension liability adjustment	**- 612**	- 582	**- 30**
Net unrealized losses on derivatives	**- 5,413**	- 4,816	**- 597**

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	March 04	Variance from March 03	
Short-term loans	474.7	-86.4	Decrease mainly in Parent and M. America
Current portion of long-term debt	328.8	-73.4	Decrease mainly in Parent, and financial subsidiaries
Long-term interest-bearing debt, less current portion	1,651.3	-130.4	Decrease mainly in Parent and financial subsidiaries
Short & long-term loans, debentures	2,454.8	-290.2	Effects of FASB133 +21.3(Variance from Mar. 2003 -19.7)
Net interest-bearing debt	1,969.3	-294.8	Net interest-bearing debt excluding effects of FASB133 1,948.0 (Variance -275.1)
Accounts payable	629.3	+ 20.9	Increase in *Agri-marine Products* and *Metals & Mineral Resources*

Shareholders' equity

	Billions of yen		
	March 04	Variance from March 03	
Total shareholders' equity	393.0	+ 132.9	Currency translation adjustments, net of reclassification -15.2, Net unrealized gains (losses) on investment securities, net of reclassification 43.3, Net unrealized losses on derivatives -0.6, Net income 34.6

2. Financial Position

	March 04	March 03	
Ratio of net worth to total assets	9.20%	6.00%	
Current ratio	105.9%	104.6%	
D/E ratio ※	5.01 times	8.71 times	※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2003	FY2002
ROA	0.81%	0.66%
ROE	10.59%	11.57%

Marubeni Corporation

3. Consolidated Statements of Cash Flows

	Millions of yen	
	Year ended March 31, 2004	
Operating activities		
Net income (loss)	¥ 34,565	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	54,859	201.6 billion yen of cash inflow provided by operating activities, mainly due to steady performance of commodity related businesses.
Changes in operating assets and liabilities:	112,136	
Net cash provided by operating activities	**201,560**	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	106,326	Cash inflow from disposal of equity held by the Parent, redemptions of bonds held by a financial subsidiary, etc.
Purchases of securities and other investments	- 52,346	
Proceeds from sales of property and equipment and property leased to others	15,195	Cash outflow due to purchase of leased assets by overseas corporate subsidiaries, etc.
Purchases of property and equipment and property leased to others	- 66,478	
Collection of loans receivable	131,470	Collection and sales of overseas receivables
Loans made to customers	- 59,127	
Other (Purchase of intangible assets)	- 17,057	
Net cash provided (used) by investing activities	**57,983**	
Free Cash Flows	**259,543**	
Financing activities		
Net decrease (increase) in short-term loans	- 173,240	Free cash flow income and income due to issuance of preferred shares appropriated to repayments (303.9 billion yen)
Proceeds from long-term debt	458,836	
Repayment of long-term debt	- 589,521	
Cash dividend	- 4,481	
(Purchase) sale of treasury stock	16	
Income due to issuance of preferred shares	75,415	
Other	- 963	
Net cash used (provided) in financing activities	**- 233,938**	
Effect of exchange rate changes on cash and cash equivalents	- 13,385	
Net increase (decrease) in cash and cash equivalents	12,220	
Cash and cash equivalents at beginning of period	466,511	
Cash and cash equivalents at end of period	478,731	

These financial statements are based on US GAAP.

Marubeni Corporation
4. Consolidated Companies

1. Number of consolidated companies

		March 31 2004	Established Bought	Control Influence	Liquidated Divestiture	March 31 2003	Variance
Subsidiaries	Domestic	124	11	0	-9	122	2
	Overseas	224	38	0	-19	205	19
	Total	348	49	0	-28	327	21
Affiliated companies	Domestic	52	6	0	-8	54	-2
	Overseas	102	4	0	-5	103	-1
	Total	154	10	0	-13	157	-3
	Domestic	176	17	0	-17	176	0
	Overseas	326	42	0	-24	308	18
	Total	502	59	0	-41	484	18

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Fuji Coated Paper Co., Ltd.	YEN	490 mil	100.00%	Manufacturing, processing and sales of papers
Fabricant Co., Ltd.	YEN	480 mil	33.36%	Manufacturing and sales of clothing items
Marubeni Liquefied Gas Corporation	YEN	450 mil	100.00%	LPG business
Japan REIT Advisors Co., Ltd.	YEN	425 ml	36.00%	Asset Management Business
Sithe Asia Holdings	USD	0.56 mil	100.00%	Development, construction and operation of electric power plant
Marubeni Oil & Gas (U.S.A.) Limited	USD	23.25 mil	100.00%	Development, production and sales of crude oil and gas
Shandong Dinghong Electronic Glass Co., Ltd.	RMB	37.215 mil	25.00%	Polishing and processing of bulbs of projectors

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Metro Cash & Carry Japan	Ex-rights of capital increase	20.00%	Store operation of cash and carry business
Asano Engineering Co.	Liquidated	47.46%	General construction company
Metro Access K.K.	Liquidated	80.00%	Setting up of communications network in the Tokyo metropolitan area
Ever Power IPP Company Ltd.	Sold	25.27%	Planning, construction and operation of a combined power plant

4. Increase/Decrease of Consolidated Companies Surplus/Deficit

FY2003 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	95	13.2	29	-16.8	124	-3.6
	(ratio)	76.6%		23.4%			
	Overseas	175	27.6	49	-17.9	224	9.7
	(ratio)	78.1%		21.9%			
	Total	270	40.8	78	-34.7	348	6.1
	(ratio)	77.6%		22.4%			
Affiliated companies	Domestic	42	5.9	10	-2.2	52	3.8
	(ratio)	80.8%		19.2%			
	Overseas	78	17.0	24	-6.5	102	10.5
	(ratio)	76.5%		23.5%			
	Total	120	22.9	34	-8.7	154	14.3
	(ratio)	77.9%		22.1%			
Total	Domestic	137	19.1	39	-19.0	176	0.1
	(ratio)	77.8%		22.2%			
	Overseas	253	44.6	73	-24.4	326	20.3
	(ratio)	77.6%		22.4%			
	Total	390	63.8	112	-43.4	502	20.4
	(ratio)	77.7%		22.3%			

FY2002 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	91	20.1	31	-13.7	122	6.4
	(ratio)	74.6%		25.4%			
	Overseas	161	25.8	44	-11.5	205	14.3
	(ratio)	78.5%		21.5%			
	Total	252	45.9	75	-25.2	327	20.7
	(ratio)	77.1%		22.9%			
Affiliated companies	Domestic	37	4.3	17	-3.5	54	0.8
	(ratio)	68.5%		31.5%			
	Overseas	86	15.1	17	-2.5	103	12.6
	(ratio)	83.5%		16.5%			
	Total	123	19.4	34	-6.0	157	13.4
	(ratio)	78.3%		21.7%			
Total	Domestic	128	24.4	48	-17.1	176	7.2
	(ratio)	72.7%		27.3%			
	Overseas	247	40.9	61	-14.0	308	26.9
	(ratio)	80.2%		19.8%			
	Total	375	65.3	109	-31.1	484	34.1
	(ratio)	77.5%		22.5%			

Transition of number of profit-making/loss-making consolidated companies

	FY1997	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003
Profit-making companies	484 69.8%	459 66.6%	476 73.7%	480 80.3%	391 75.9%	375 77.5%	390 77.7%
Loss-making companies	209 30.2%	230 33.4%	170 26.3%	118 19.7%	124 24.1%	109 22.5%	112 22.3%
Total	693	689	646	598	515	484	502

5. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from March, 2003)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	103.4	136.4	-33.0
Gross trading profit	17.4	17.2	+0.2
SGA expenses (excluding doubtful accounts)	-9.1	-17.8	+8.7
Operating profit	8.1	-0.8	+8.9
Interest expense-net	-1.5	-1.5	+0.0
Dividends	0.1	0.0	+0.1
Equity in earnings (losses) of affiliated companies	0.1	1.0	-0.9

<Major influences of newly included companies>

(billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
Nacx Nakamura Corp. (Agri-marine products)	49.5	5.5	-4.6	0.8	-0.1	0.0
Fuji Coated Paper Co., Ltd. (Forest products & General merchandise)	15.9	1.2	-1.2	0.0	0.0	0.0
D.M. Gas Station (Energy)	15.3	1.7	-1.5	0.2	0.0	0.0
Sithe Asia (Utility & Infrastructure)	7.5	2.6	-0.4	2.2	-0.6	0.1
Pine Maritime (Plant & Ship)	5.8	0.1	0.0	0.1	0.0	0.0
San Roque Power (Utility & Infrastructure)	5.2	1.9	0.0	1.9	-0.7	0.0
Others	4.2	4.4	-1.4	2.9	-0.1	0.0
Total	103.4	17.4	-9.1	8.1	-1.5	0.1

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Marubeni Infotec Corporation		-74.1	-4.3	4.4	0.1	0.1	0.0
(Transportation &	This term	-	-	-	-	-	-
Industrial machinery)	Previous term	74.1	4.3	-4.4	-0.1	-0.1	0.0
MG Leasing Corporation		-13.6	-1.6	0.7	-0.8	0.0	0.0
(Finance & Logistics)	This term	-	-	-	-	-	-
	Previous term	13.6	1.6	-0.7	0.8	0.0	0.0
Mitchell Distribute		-11.7	-2.0	1.9	-0.1	0.1	0.0
(Transportation &	This term	4.1	0.7	-0.9	-0.2	0.0	0.0
Industrial machinery)	Previous term	15.8	2.7	-2.8	-0.1	-0.1	0.0
MT Interpet Amsterdam B.V.		-9.5	-1.5	0.5	-1.0	0.5	0.0
(Chemicals)	This term	-	-	-	-	-	-
	Previous term	9.5	1.5	-0.5	1.0	-0.5	0.0
Birkby's Plastics Limited		-6.1	-1.7	3.4	1.6	0.1	0.0
(Chemicals)	This term	-	-	-	-	-	-
	Previous term	6.1	1.7	-3.4	-1.6	-0.1	0.0
San Mari		-5.6	-1.3	1.4	0.1	0.0	0.0
(Agri-marine products)	This term	-	-	-	-	-	-
	Previous term	5.6	1.3	-1.4	-0.1	0.0	0.0
Ain Medical Systems Inc.		-3.4	-0.3	0.2	-0.1	0.0	0.0
(Chemicals)	This term	-	-	-	-	-	-
	Previous term	3.4	0.3	-0.2	0.1	0.0	0.0
Bi-Country Saturn LLC		-2.5	-0.4	0.3	-0.1	0.1	0.0
(Transportation &	This term	5.2	0.9	-0.8	0.1	0.0	0.0
Industrial machinery)	Previous term	7.7	1.3	-1.1	0.2	-0.1	0.0
CyberLogistics Corporation		-1.4	-0.3	0.4	0.1	0.0	0.0
(Transportation &	This term	1.4	0.3	-0.3	0.0	0.0	0.0
Industrial machinery)	Previous term	2.8	0.6	-0.7	-0.1	0.0	0.0
Others		-8.5	-3.8	4.6	1.0	0.6	0.0
	This term	1.0	-0.1	-0.6	-0.7	0.0	0.0
	Previous term	9.5	3.7	-5.2	-1.7	-0.6	0.0
Total		-136.4	-17.2	17.8	0.8	1.5	0.0
	This term	11.7	1.8	-2.6	-0.8	0.0	0.0
	Previous term	148.1	19.0	-20.4	-1.6	-1.5	0.0

Marubeni Corporation
5. Segment Information

(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	FY2003	FY2002	Variance	Major factors
Agri-marine products	856.8	1,023.5	-166.7	Decline in transactions of agency food distribution transactions
Textile	352.9	370.3	-17.4	Decline due to low domestic market, and decrease in exports
Forest products & general merchandise	771.5	745.8	25.7	Increase due to newly consolidations of paper related businesses and increased trade of plywood and wood building materials
Chemicals	564.5	569.9	-5.4	Decrease due to exclusion and sales of plastics-related subsidiaries
Energy	1,995.0	2,309.8	-314.7	Decrease in agency import transactions
Metals & mineral resources	493.2	442.3	50.9	Improvement due to rising prices of light non-ferrous metal ore and other factors
Transportation & industrial machinery	782.6	776.6	6.0	Due to increases in aircraft-related trading as well as by the transfer of businesses from digital products related transactions
Utility & infrastructure	361.0	421.9	-60.8	Decline due to completion of power generation projects for Taiwan and Vietnam
Plant & ship	613.1	736.5	-123.4	Decrease due to a drop in sales related to energy and chemical plants for the Near and Middle East and Africa
Development & construction	178.7	185.8	-7.1	Decrease in domestic household related business
Finance & logistics business	17.9	37.8	-19.9	Decrease due to exclusion of a leasing company
Telecom & information	167.8	386.2	-218.4	Decrease in overseas communication projects and from transferring businesses to other segments
Domestic branches and offices	159.2	172.9	-13.7	Decline mainly in agri-marine products and machinery-related areas
Overseas corporate subsidiaries and branches	1,035.6	1,065.4	-29.8	Decrease in transactions of non-ferrous metals and agri-marine products in Marubeni Europe
Corporate and elimination, etc.	-444.3	-451.3	7.1	
Consolidated	7,905.6	8,793.3	-887.7	

(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment

(billions of yen)

	FY2003	FY2002	Variance	Major factors
Agri-marine products	61.4	58.6	2.9	Increase due to reclassification of food distribution related business to subisidiaries, and integration of feed related affiliates
Textile	23.9	24.5	-0.6	A decline in revenue due to decrease stated above
Forest products & general merchandise	42.0	41.2	0.8	Increase in revenue due to increase stated above, and improvement in woodchip related transactions
Chemicals	24.9	29.3	-4.3	A decline in revenue due to decrease stated above
Energy	30.8	29.6	1.2	Increase in crude oil related transactions
Metals & mineral resources	12.2	14.0	-1.8	Decrease due to currency fluctuations
Transportation & industrial machinery	55.8	54.4	1.4	Increase in revenue due to increase stated above
Utility & infrastructure	20.6	11.8	8.7	Improvement due to increases from the Abu Dhabi water pipe project, the high speed railway project in Taiwan, and consolidation of electric power generation companies
Plant & ship	8.8	13.9	-5.0	A decline in revenue due to decrease stated above
Development & construction	27.9	34.0	-6.1	A decline in revenue due to decrease stated above, as well as a a decline owing to selling off overseas real estate companies
Finance & logistics business	4.9	6.5	-1.6	A decline in revenue due to decrease stated above
Telecom & information	20.0	32.6	-12.6	A decline in revenue due to decrease stated above
Domestic branches and offices	5.4	6.1	-0.7	Decline due to decrease in domestic development and construction
Overseas corporate subsidiaries and branches	73.5	72.8	0.6	Increase in a leasing subsidiary
Corporate and elimination, etc.	-2.6	-4.6	2.0	
Consolidated	409.5	424.6	-15.2	

(1)-3 Operating Profit (Excluding Restructuring Costs) by Operating Segment

(billions of yen)

	FY2003	FY2002	Variance
Agri-Marine Products	10.0	14.4	-4.4
Textile	4.6	4.5	0.1
Forest Products & General Merchandise	10.5	10.8	-0.3
Chemicals	4.4	4.2	0.2
Energy	11.8	10.9	0.9
Metals & Mineral Resources	3.7	5.5	-1.8
Transportation & Industrial Machinery	7.7	7.5	0.2
Utility & Infrastructure	3.5	-3.2	6.7
Plant & Ship	-2.1	2.8	-4.9
Development & Construction	7.4	11.3	-3.9
Finance & Logisticss Business	-1.3	-0.9	-0.4
Telecom & Information	-8.1	-7.6	-0.5
Domestic branches and offices	1.3	1.7	-0.4
Overseas corporate subsidiaries and branches	11.5	11.2	0.3
Corporate and elimination, etc.	14.5	8.0	6.5
Consolidated	79.4	81.1	-1.7

(1)-4 Net Profit by Operating Segment

(billions of yen)

	FY2003	FY2002	Variance	Major Factors
Agri-Marine Products	7.0	7.1	-0.1	
Textile	1.8	1.9	-0.2	
Forest Products & General Merchandise	6.3	4.9	1.4	Improvement in gross trading profit as well as an increase in equity income
Chemicals	3.3	2.1	1.3	Posting of extraordinary losses from sales of subsidiaries
Energy	10.1	6.6	3.6	Improvement in gross trading profit and increase due to profit from sale of stocks
Metals & Mineral Resources	4.3	1.9	2.3	Increase in equity income of copper smelter affiliated company
Transportation & Industrial Machinery	-0.4	3.6	-4.0	Decrease in digital products related transactions, and decrease from posting of losses of medical business related company
Utility & Infrastructure	5.1	4.5	0.6	Increase in revenue due to increase in gross trading profit
Plant & Ship	-4.5	1.3	-5.7	Decrease in revenue due to decrease in gross trading profit and equity in earnings
Development & Construction	-0.2	-0.2	0.1	
Finance & Logisticss Business	2.5	3.3	-0.8	Decrease in capital gain related to investment funds
Telecom & Information	-7.9	-8.0	0.1	
Domestic branches and offices	0.7	0.8	-0.1	
Overseas corporate subsidiaries and branches	4.8	4.9	-0.1	
Corporate and elimination, etc.	1.7	-4.4	6.1	
Consolidated	34.6	30.3	4.3	

(1)-5 Total Assets by Operating Segment

(billions of yen)

	March 2004	March 2003	Variance	Major factors
Agri-Marine Products	417.7	347.5	+70.3	Increase due to a newly consolidated food distribution subsidiary, management integration of the feed grain related affiliated companies
Textile	127.0	123.9	+3.2	Increase in fixed assets such as business investment
Forest Products & General Merchandise	315.7	299.0	+16.7	Increase due to consolidation of a paper related group company, rise in market price of listed equity securities, and increase in investments to affiliated companies
Chemicals	147.1	147.4	-0.3	
Energy	319.6	348.3	-28.8	Decrease in dealing of petroleum
Metals & Mineral Resources	180.3	157.8	+22.4	Increase due to price soaring in commodity market
Transportation & Industrial Machinery	306.7	292.6	+14.1	Increase mainly due to transfer of digital product related business and medical business goodwill
Utility & Infrastructure	409.2	232.2	+177.0	Increase mainly due to investment securities
Plant & Ship	343.1	392.2	-49.2	Decrease due to sales of receivables from Asia, prepayment of receivables from Asia & Africa, and due to appreciation of the yen
Development & Construction	330.5	377.0	-46.5	Decrease in inventories, accounts receivable, and tangible fixed assets
Finance & Logistics Business	144.4	169.5	-25.1	Decrease due to maturity, redemption and sales of securities
Telecom & Information	144.2	245.1	-100.9	Decrease due to transfer of businesses to other divisions, and at Parent's level, due to the decrease in trade account receivables of overseas information and telecommunication business, etc.
Domestic branches and offices	60.6	60.8	-0.1	
Overseas corporate subsidiaries and branches	439.0	491.4	-52.4	Decrease mainly in M.Hong Kong & South China, M. America, and M. Europe
Corporate and elimination, etc.	569.0	636.8	-67.8	
Consolidated	4,254.2	4,321.5	-67.3	

(2)-1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		FY2003	FY2002	Variance	Major factors
Japan	Parent	5,035.0	6,000.1	-965.0	Decrease in agency business in Agri-marine products and Energy
	Subsidiaries	1,890.4	1,895.3	-4.9	
	Total	6,925.4	7,895.3	-969.9	
North America	Overseas Corporate Subsidiaries/Branches	683.1	677.4	+58.0	
	Other Subsidiaries	747.7	929.4	-181.7	Decrease in Energy related business
	Total	1,430.8	1,606.8	-176.0	
Europe	Overseas Corporate Subsidiaries/Branches	121.2	158.9	-37.7	Increase in sales of Marubeni Europe p.l.c.
	Other Subsidiaries	247.0	292.7	-45.6	Decrease in Utility & Infrastructure and Chemicals related business
	Total	368.3	451.6	-83.4	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	214.0	214.2	-0.2	
	Other Subsidiaries	350.8	346.3	+4.5	
	Total	564.8	560.5	+4.3	
Others	Overseas Corporate Subsidiaries/Branches	6.2	6.1	+0.1	
	Other Subsidiaries	819.2	809.8	+9.5	Increase in Transportation & Industrial Machinery related business
	Total	825.4	815.8	+9.6	
Elimination		-2,209.1	-2,536.8	+327.7	
Consolidated Total		7,905.6	8,793.3	-887.7	

(2)-2 Operating Profit by Geographical Segment

(billions of yen)

		FY2003	FY2002	Variance	Major Factors
Japan	Parent	35.0	22.6	+12.4	Increase in Utility & Infrastructure related business
	Subsidiaries	14.6	20.4	-5.8	Decrease in Plant & Ship and Agri-marine related businesses
	Total	49.6	42.9	+6.7	
North America	Overseas Corporate Subsidiaries/Branches	7.1	7.4	-0.3	
	Other Subsidiaries	-1.6	-0.1	-1.4	Decrease in Energy related businesses
	Total	5.6	7.3	-1.7	
Europe	Overseas Corporate Subsidiaries/Branches	1.6	1.3	+0.2	
	Other Subsidiaries	5.3	5.4	-0.1	
	Total	6.9	6.7	+0.1	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	0.9	1.2	-0.3	
	Other Subsidiaries	11.6	9.3	+2.3	Decrease in Utility & Infrastructure related businesses
	Total	12.4	10.5	+2.0	
Others	Overseas Corporate Subsidiaries/Branches	0.2	0.3	-0.2	
	Other Subsidiaries	4.8	5.4	-0.6	
	Total	4.9	5.7	-0.8	
Elimination		-0.8	0.2	-1.0	
Consolidated Total		78.6	73.4	+5.3	

(2)-3 Total Assets by Geographical Segment

(billions of yen)

		March 2004	March 2003	Variance	Major factors
Japan	Parent	1,231.6	1,372.4	-140.8	Decrease in Plant & Ship and Development & Construction related businesses
	Subsidiaries	800.7	784.0	+16.7	Increase in Agri-marine products related business
	Total	2,032.3	2,156.4	-124.1	
North America	Overseas Corporate Subsidiaries/Branches	223.4	238.0	-14.7	Decrease in Marubeni America Corporation's assets
	Other Subsidiaries	103.9	136.3	-32.4	Decrease in Energy related business
	Total	327.3	374.3	-47.1	
Europe	Overseas Corporate Subsidiaries/Branches	55.7	51.9	+3.8	
	Other Subsidiaries	101.8	111.4	-9.6	Decrease in Utility & Infrasuructure related businesses
	Total	157.5	163.3	-5.8	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	40.5	44.5	-4.0	
	Other Subsidiaries	274.2	126.0	+148.3	Increase in Utility & Infrasuructure related businesses
	Total	314.7	170.5	+144.2	
Others	Overseas Corporate Subsidiaries/Branches	2.6	1.2	+1.4	
	Other Subsidiaries	104.9	79.7	+25.2	Increase in Utility & Infrasuructure related businesses
	Total	107.5	80.9	+26.6	
Elimination		-144.9	-118.4	-26.5	
Consolidated Total		2,794.3	2,826.9	-32.6	

Marubeni Corporation
6. Risk Exposure to Specific Countries
(As of March 31, 2004)

1.Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments : Consolidated Basis)

(Billions of Yen)	Investments			Loans			Guarantees			Deferred Payments			Gross Risk Exposure			Net Risk Exposure		
	2004.3	2003.9	Increase and decrease	2004.3	2003.9	Increase and decrease	2004.3	2003.9	Increase and decrease	2004.3	2003.9	Increase and decrease	2004.3	2003.9	Increase and decrease	2004.3	2003.9	Increase and decrease
P.R. China	25.0	25.1	-0.1	29.6	47.7	-18.1	6.7	10.3	-3.6	3.5	3.3	0.2	64.8	86.4	-21.6	57.2	73.7	-16.5
Hong Kong	0.4	1.3	-0.9	0.0	0.0	0.0	0.0	0.1	-0.1	0.0	0.0	0.0	0.4	1.4	-1.0	0.4	1.4	-1.0
S. Korea	1.9	1.9	0.0	3.3	4.3	-1.0	0.1	1.0	-0.9	1.1	1.0	0.1	6.3	8.2	-1.9	3.3	7.4	-4.1
Indonesia	32.8	30.4	2.4	128.0	158.1	-30.1	19.5	28.0	-8.5	0.4	0.4	0.0	180.8	216.9	-36.1	142.8	172.1	-29.3
Philippines	18.0	24.9	-6.9	28.1	30.9	-2.8	2.1	3.4	-1.3	0.1	0.2	-0.1	48.4	59.4	-11.0	41.5	57.0	-15.5
Thailand	9.4	8.0	1.4	0.4	2.4	-2.0	12.9	15.8	-2.9	0.0	0.0	0.0	22.7	26.2	-3.5	21.8	25.6	-3.8
Malaysia	2.9	3.2	-0.3	4.0	4.6	-0.6	0.7	1.4	-0.7	0.3	0.1	0.2	7.9	9.3	-1.4	7.6	9.3	-1.7
Pakistan	1.6	2.4	-0.8	0.1	8.4	-8.3	1.9	4.2	-2.3	0.2	0.6	-0.4	3.8	15.6	-11.8	3.8	15.6	-11.8
India	10.0	9.9	0.1	1.0	1.6	-0.6	0.0	0.0	0.0	0.0	0.1	-0.1	11.0	11.6	-0.6	11.0	11.6	-0.6
Turkey	2.9	3.5	-0.6	2.4	3.8	-1.4	1.1	1.2	-0.1	1.0	0.7	0.3	7.4	9.2	-1.8	6.9	9.2	-2.3
Russia	3.0	3.0	0.0	0.0	1.9	-1.9	5.2	2.4	2.8	0.0	0.0	0.0	8.2	7.3	0.9	8.2	5.6	2.6
Nigeria	0.0	0.0	0.0	17.2	18.5	-1.3	0.0	1.7	-1.7	0.0	1.3	-1.3	17.2	21.5	-4.3	5.1	6.9	-1.8
Mexico	3.3	2.9	0.4	15.5	18.8	-3.3	0.3	0.3	0.0	0.0	0.0	0.0	19.0	22.0	-3.0	19.0	22.0	-3.0
Brazil	6.3	6.7	-0.4	14.6	17.1	-2.5	8.5	15.6	-7.1	2.5	4.1	-1.6	31.9	43.5	-11.6	23.2	27.6	-4.4
Argentine	0.9	1.3	-0.4	2.0	2.2	-0.2	0.0	0.0	0.0	1.0	1.7	-0.7	3.8	5.2	-1.4	3.0	4.2	-1.2
15 Countries Total	118.4	124.5	-6.1	246.2	320.3	-74.1	59.0	85.4	-26.4	10.1	13.5	-3.4	433.6	543.7	-110.1	354.8	449.2	-94.4

Reason for change of gross exposure (Unit: billions of yen)

P.R.China	Loan→ Collection of Ship Finance -13.2, Guarantee→Collection of Energy /Chemicals /Agro related receivables -2.4
Indonesia	Loan→Collection of Plant related receivables -12.6 / Collection of Automobile related receivables -1.1, Guarantee→ Collection of Plant related receivables -3.2
Philippines	Investment→Consolidation of Power Plant related entities -6.4
Thailand	Loan→Collection of Real Estate related receivables -2.1, Guarantee→ Collection of Chemica related receivables -1.4 / Metal related receivables -0.3
Pakistan	Loan→ Collection of Plant related receivables -8.3, Guarantee→Collection of Plant related receivables -2.0
Nigeria	Guarantee→Collection of Plant related receivables -1.7, Deferred Payment→Collection of Plant related receivables -1.3
Mexico	Loan→Collection of Plant related receivables -1.0 / Collection of Telecommunication related receivables -0.4
Brazil	Loan→Collection of Plant related receivables -3.1 / Guarantee→Collection of Plant related receivables -5.7

Remark: The above figures are before deducting reserve for credit risk of individual companies.

7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2004	March 2003
Real Estate for Sale (Consolidated Basis)	106.9	115.1
Real Estate for Lease (Consolidated Basis)	125.5	134.8

Note: The Company has taken the necessary impairment charges to its real estate on the US GAAP basis

8. Disposition of Employees (Non-consolidated basis)

● By office location

	October 2002	April 2003	October 2003	April 2004	
					Variance from April 2003
Head Office	1,865	1,873	1,837	1,963	+90
Domestic Branches	176	153	156	144	- 9
Domestic Group Firms	1,232	1,151	1,116	992	- 159
Overseas branches and corporate subs.	676	634	632	619	- 15
North America	141	132	128	124	- 8
Europe	111	106	104	97	- 9
Asia	307	283	287	292	+9
Latin America	39	38	38	37	- 1
Others	78	75	75	69	- 6
Total	3,949	3,811	3,741	3,718	- 93

● By Division

	October 2002	April 2003	October 2003	April 2004	
					Variance from April 2003
Agri-Marine Products	230	237	230	239	+2
Textile	284	270	268	273	+3
Forest Products & General Merchandise	246	236	232	236	+0
Chemicals	280	278	268	265	- 13
Energy	201	196	191	192	- 4
Metals & Mineral Resources	135	128	127	131	+3
Transportation & Industrial Machinery *1	240	268	268	265	- 3
Iron & Steel	85	80	78	75	- 5
Utility & Infrastructure	192	188	187	207	+19
Plant & Ship	182	176	175	183	+7
Development & Construction	166	157	153	155	- 2
Finance & Logisticss Business	119	107	107	130	23
Telecom & Information *1		181	170	162	—
IT Business *1	231				
Business Incubation	9	10	10	9	- 1
Corporate Staff, Others *2	468	454	442	411	- 43
Total Core Staff	3,068	2,966	2,906	2,933	- 33
Assistant Staff, Others	881	845	835	785	- 60
Total	3,949	3,811	3,741	3,718	- 93

*1 *IT Business* divided into *Telecom & Information* and *Transportation & Industrial Machinery* since April 2003
*2 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments

◆ Projected number of staffs at end of FY2004 (non-consolidated basis) approx. 3,500 employees

Intentional Blank

Ⅱ. Financial Prospects for FY2004

Consolidated Financial Prospects for FY2004 Ending March 31, 2005

(billions of yen)

	FY2004 Prospects	FY2003 Results	Variance	Major reasons for increase/decrease
Total volume of trading transactions	7,600.0	7,900.0	-300.0	
Gross trading profit	435.0	409.5	+25.5	
SGA expenses	-350.0	-330.8	-19.2	
(Provision for doubtful accounts)	(-342.0)	(-330.0)	(-12.0)	Increase reflecting the rise in gross trading profit
(Other SGA expenses)	(-8.0)	(-0.8)	(-7.2)	
Operating profit (loss)	85.0	78.6	+6.4	
(Interest expense, net of interest income)	(-28.0)	(-23.5)	(-4.5)	
(Dividends)	(6.0)	(7.2)	(-1.2)	
(Other-net)	(-12.0)	(-3.4)	(-8.6)	
Income before income taxes and equity in earnings (losses)	51.0	58.9	-7.9	
Provision for income taxes	-27.0	-35.6	+8.6	
Income before equity in earnings (losses)	24.0	23.3	+0.7	
Minority interests in income (loss) of consolidated subsidiaries	-3.0	-3.0	+0.0	
Equity in earnings (losses)-net	16.0	14.3	1.7	
Net income	37.0	34.6	+2.4	

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

Gross Trading Profit by Operating Segment

(billions of yen)

	FY2004 Prospects	FY2003 Results	Variance	Major reasons for increase/decrease
Agri-Marine Products	76.5	61.4	+15.1	Increase in food distribution subsidiaries
Textile	26.5	23.9	+2.6	Increase in apparel transactions, rise in profit ratio
Forest Products and General Merchandise	45.5	42.0	+3.5	Increase in domestic subsidiaries
Chemicals	29.0	24.9	+4.1	Increase in electronic materials and Chinese subsidiaries
Energy	32.0	30.8	+1.2	Increase in overseas subsidiaries
Metals and Mineral Resources	13.5	12.2	+1.3	Increase in overseas subsidiaries
Transportation and Industrial Machinery	53.0	55.8	-2.8	Decrease due to sales of overseas subsidiaries
Utility and Infrastructure	22.5	20.6	+1.9	Increase in overseas IPP subsidiaries
Plant and Ship	15.0	8.8	+6.2	Increase in overseas subsidiaries
Development and Construction	27.0	27.9	-0.9	Decrease in sales of domestic condominiums
Finance & Logistics Business	6.0	4.9	+1.1	
Telecom & Information	26.0	20.0	+6.0	Increase in telecommunication related subsidiaries
Domestic Branches and Offices	5.0	5.4	-0.4	
Overseas Branches	69.0	73.5	-4.5	Decrease in Marubeni America's profit (Due to appreciation of yen)
Corporate and Administration etc.	-11.5	-2.6	-8.9	
Total	435.0	409.5	+25.5	

Financial Results for FY2003 a

(billions of yen)

Operating Results	FY2002 Results	FY2003 Results	Variance	Prospects for FY2004	Variance
Total volume of trading transactions	8,793.3	7,905.6	-887.7	7,600.0	-305.6
Gross trading profit	424.6	409.5	-15.2	435.0	25.5
Selling, general and administrative expenses	-345.6	-330.0	15.6	-342.0	-12.0
Provision for doubtful accounts	-5.7	-0.8	4.9	-8.0	-7.2
Operating profit	73.4	78.6	5.3	85.0	6.4
Interest expense, net of interest income	-23.5	-23.5	0	-28.0	-4.5
Dividends	6.8	7.2	0.4	6.0	-1.2
Gain (loss) on investment securities	-12.7	16.1	28.8		
Gain (loss) on property and equipment	8.5	-1.6	-10.1	-12.0	-8.6
Other-net	-16.1	-18.0	-1.9		
Income (loss) before income taxes and equity in earnings (losses)	36.3	58.9	22.6	51.0	-7.9
Provision (benefit) for income taxes	-16.3	-35.6	-19.3	-27.0	8.6
Minority interests in consolidated subsidiaries	-3.2	-3.0	0.2	-3.0	0
Equity in earnings (losses) of affiliated companies	13.4	14.3	0.9	16.0	1.7
Net income (loss)	30.3	34.6	4.3	37.0	2.4
Core earnings (*1)	101.3	102.2	0.9	115.0	12.8

(*1) Core earnings = Operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

Financial Condition	March 31 2003	March 31, 2004	Variance	Prospects for March 31, 2005	Variance
Total assets	4,321.5	4,254.2	-67.3	4,100.0	-154.2
(Current assets)	(2,202.1)	(2,080.0)	(-122.1)	-	-
(Fixed assets)	(2,119.4)	(2,174.2)	(54.8)	-	-
Shareholders' equity	260.1	393.0	132.9	425.0	32.0
Interest-bearing debt	2,745.0	2,454.8	-290.2	-	-
Net interest-bearing debt	2,264.1	1,969.3	-294.8	2,000.0	30.7
D/E ratio (*2)	8.71times	5.01times	- 3.70points	approx. 4.7 times	-0.3 points

(*2) D/E ratio is calculated based on net interest-bearing debt

Cash Flows	FY2002 Results	FY2003 Results
Cash provided by operating activities	194.8	201.6
Cash provided by investing activities	113.2	58.0
Free cash flows	308.0	259.5
Cash used in financing activities	-294.0	-233.9
Effect of exchange rate changes	-14.2	-13.4
(Decrease) increase in cash and cash equivalents	-0.1	12.2

Increase/Decrease of Consolidated Companies Surplus/Deficit	March 31, 2003 Results	March 31, 2004 Results	Variance
No. of profit-making companies	375	390	15
Surplus amount	65.3	63.8	-1.5
No. of loss-making companies	109	112	3
Deficit amount	-31.1	-43.4	-12.3
Profit-making companies (ratio)	77.5%	77.7%	0.2points

Prospects for FY2004 (US GAAP Basis)

May 12, 2004
Marubeni Corporation

Outline of Financial Results for FY2003

Highlights of FY2003 financial results

- **Net income was the highest record of 34.6 billion yen, 0.5 billion yen above the level of 34.1 billion yen recorded in FY1990.**
- **Shareholders' equity increased by 132.9 billion yen compared with FY2002 due to such factors as the issuance of 75.5 billion yen of preferred shares, to 393.0 billion yen.**
- **Net interest-bearing debt was 1,969.3 billion yen and reached the FY2005 year-end target of 2,000 billion yen or less in the "V" PLAN, 2 years ahead of plan.**
  As a result, the D/E ratio was 5.01 times, representing a substantial improvement.

Main Items

)Total volume of trading transactions • • •7,905.6 billion yen

Total volume of trading transactions fell by 887.7 billion yen compared to the previous year.
In real terms however, total volume of trading transactions decreased by 751.3 billion yen due to a decrease by 136.4 billion yen from liquidation and sales of subsidiaries, including the impact of the appreciation of the yen of approx. 250 billion yen decrease.
By segment, although trading transactions rose 50.9 billion yen in Metals & Mineral Resources and 25.7 billion yen in Forest Products & General Merchandise, they decreased by 314.7 billion yen in Energy, 218.4 billion yen in Telecom & Information, 166.7 billion yen in Agri-Marine Products, and 123.4 billion yen in Plant & Ship.

')Gross trading profit • • •409.5 billion yen

Gross trading profit fell by 15.2 billion yen compared to the previous year.
In real terms, gross trading profit increased by 2.0 billion yen, taking into account of the 17.2 billion yen profit decrease due to the liquidation and sales of the subsidiaries.

By segment, gross trading profit increased 8.7 billion yen in Utility & Infrastructure, 2.9 billion yen in Agri-Marine Products, 1.4 billion yen in Transportation & Industrial Machinery, and 1.2 billion yen in Energy. However, gross trading profit declined 12.6 billion yen in Telecom & Information, 6.1 billion yen in Development & Construction, 5.0 billion yen in Plant & Ship, 4.3 billion yen in Chemicals, 1.8 billion yen in Metals & Mineral Resources, and 1.6 billion yen in Finance & Logistics.

·)Selling, General and Administrative Expenses • • •330 billion yen

Selling, General and Administrative (SG&A) Expenses fell by 15.6 billion yen year on year. In real terms, SG&A expenses increased by 2.2 billion yen, taking into account of the reduction in the expenses by 17.8 billion yen, due to the liquidation and sales of subsidiaries.

)Provision for Doubtful Accounts • • •0.8 billion yen

Provision for Doubtful Accounts improved by 4.9 billion yen year on year due to the absence of large-scale doubtful accounts in the previous year and the reversal of allowances for doubtful accounts associated with a decrease in receivables.

5)Gain (Loss) on Investment Securities • • •16.1 billion yen

A breakdown of the Gain (Loss) on Investment Securities and the main items is provided below.

Gain (Loss) on Sale of Investment Securities...26.5 billion yen
(Listed stocks: 14.8 billion yen,
Taiwan IPP stock: 4.7 billion yen)
Valuation Loss on Investment Securities...-10.5 billion yen
(Sithe Energies Inc. stock: -6.0 billion yen)

Gain (Loss) on Sale of Investment Securities improved by 12.2 billion yen year on year despite the absence of a gain booked on an exchange of stock at Vectant Inc. (6.6 billion yen) in the previous year. Valuation Loss on Investment Securities improved by 16.6 billion yen, due in part to the absence of a valuation loss on bank stocks (-23.3 billion yen) in the previous year.

6)Loss on Property and Equipment • • •-1.6 billion yen

Although Marubeni booked a profit on the sale of company-owned property, a loss of 1.6 billion yen was caused by such factors as impairment in value of goodwill. Property and equipment deteriorated by 10.1 billion yen year on year, owing to the absence of a gain on the sale of property of subsidiaries booked in the previous year.

7)Other Net • • • -18.0 billion yen

Despite the improvement in the liquidation losses of the group companies, Other Net resulted in -1.9 billion yen year on year, mainly due to the absence of the one-time gain of 5.0 billion yen on the early redemption of the certain corporate bonds in the previous year. The main items were liquidation losses of group companies of -6.5 billion yen and a foreign exchange loss of -5.1 billion yen.

8)Equity in Earnings (Losses) of Affiliated Companies • • •14.3 billion yen

A breakdown of the Gain (Loss) Accounted for by the Equity Method is provided below.

Uni-Mar Enerji Yatirimlari	3.2 billion yen (Compared to previous year -2.3 billion yen)
Marubeni-Itochu Steel Inc	3.1 billion yen (Compared to previous year -0.2 billion yen)
Daishowa-Marubeni	1.7 billion yen (Compared to previous year +1.4 billion yen)
San Roque Power	1.4 billion yen (Compared to previous year +1.4 billion yen)
PT Chandra Asri	-4.2 billion yen (Compared to previous year -2.2 billion yen)

(Note) The figure for P.T. Chandra Asri includes -2.2 billion yen losses related to impairment charge to its fixed assets.

9)Shareholders' Equity • • •393.0 billion yen

Although currency translation adjustments deteriorated (by -15.2 billion yen), Shareholders' equity increased due to the issuance of preferred shares by 75.4 billion yen after deduction of new share issuance expenses, the improvement in unrealized gain (loss) on investment securities (by 43.3 billion yen), and net income (34.6 billion yen). As a result, shareholders' equity grew by 132.9 billion yen compared year on year.

10)Net Interest-bearing Debt • • •1,969.3 billion yen

Net interest-bearing debt was decreased by 294.8 billion yen owing to the improvement of the capital efficiency via the streamlining of trade receivables and the collection of loans, etc., and to the newly issued preferred shares (75.5 billion yen), after setting-off of the debt increase by 35.8 billion yen due to the consolidation of subsidiaries (as a result of the acquisition of IPP business), such as San Roque Power.

Financial Prospects for FY2004

Main items

)Operating Profit...85.0 billion yen

Although SG&A expenses will increase and the company projects provisions for doubtful accounts of 8.0 billion yen, these factors will be offset by an increase in gross trading profit. Consequently, we forecast an operating profit increase of 6.4 billion yen compared with FY2003, to 85.0 billion yen.

2)Net income...37.0 billion yen

Although the financial balance and other income (expenses) will deteriorate, owing to an increase in operating profit and an increase in equity in earnings of affiliated companies, we forecast an increase in net income by 2.4 billion yen, to 37.0 billion yen.

3)Net interest-bearing debt...2,000 billion yen

As the company will continue to replace assets for which PATRAC is not expected to increase and at the same time invest in priority fields and markets, we forecast net interest-bearing debt of 2,000 billion yen, approximately the same level as at the end of FY2003.

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators

	FY2002	FY2003	Variance
) Foreign Exchange Rate (YEN/USD)	121.95	113.07	(Yen up by 8.88 yen)
') Short-term Prime Rate (Japan)	1.375	1.375	
·) Long-term Prime Rate (Japan)	1.793	1.583	(0.210 % down)

◆ Financial Yearly Prospects

	Prospects for FY2004
1) Foreign Exchange Rate (YEN/USD)	approx. 105 yen (Yen up by 8.07 yen)
2) Short-term Prime Rate (Japan)	1.375
3) Long-term Prime Rate (Japan)	1.700

May 10, 2004

Summary of Consolidated Financial Statements for FY2003 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for FY2003 Financial Results : May 10, 2004
Adoption of US GAAP : YES

1. Consolidated financial results for FY2003 (April 1, 2003 - March 31, 2004)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2003	7,905,640	-10.1	78,624	7.2	58,900	62.1
FY2002	8,793,303	-2.0	73,371	-	36,346	-

	Net income		Basic earnings per share	Diluted EPS	Net income/ shareholders' equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/total volume of trading transactions
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
FY2003	34,565	14.0	22.85	20.16	10.6	1.4	0.7
FY2002	30,312	-	20.30	18.96	11.6	0.8	0.4

(Note) [1] Equity in earnings-net FY2003 14,271 million yen FY2002 13,420 million yen
[2] Average number of outstanding shares for the term (Consolidated basis) FY2003 (Common stock) 1,493,219,051 Class I preferred shares 22,072,404; FY2002 (Common stock) 1,493,495,279
[3] Any changes of accounting method? No
[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous fiscal year.
[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[6] From this period, Minority interests in income of consolidated subsidiaries, formerly included in Income before income taxes and equity in earnings of affiliated companies, is shown individually. Accordingly, the figures for Income before income taxes and equity in earnings of affiliated companies of FY2002 is rearranged in the same way.

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2004	4,254,194	392,982	9.2	212.36
March 31, 2003	4,321,482	260,051	6.0	174.15

(Note) Number of outstanding shares (Consolidated basis) at March 31, 2004 (Common stock) 1,493,306,648 Class I preferred shares 75,500,000; at March 31, 2003 (Common stock) 1,493,264,305

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
FY2003	201,560	57,983	-233,938	478,731
FY2002	194,788	113,241	-294,001	466,511

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 348 Affiliated companies 154

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 49 (Excluded) 28 Affiliated companies (Newly included) 10 (Excluded) 13

2. Forecast of consolidated financial results for FY2004 (April 1, 2004 - March 31, 2005)

(millions of yen)

	Total volume of trading transactions	Net income
For the 1st Half of FY2004	3,500,000	19,000
For the year ending March 31, 2005	7,600,000	37,000

(Reference) Forecasted EPS for the year ending March 31, 2005 23.77 (yen)
(Note) The above forecast is based upon available infomation and assumptions, as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumptions of the above forecast are mentioned in page 22.

For reference:

Formulas for FY2003 consolidated earnings indicators

- Basic Earning Per Share

$$\frac{\text{Net income} - \text{FY2003 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Average number of shares of common stock for the term *1}}$$

- Diluted EPS

$$\frac{\text{Net income} - \text{FY2003 corresponding amount of dividends for preferred shares resulting from appropriation of profits} + \text{adjusted net income *2}}{\text{Average number of shares of common stock for the term *1} + \text{Number of latent shares}}$$

- Shareholders' Equity per share

$$\frac{\text{Term-end shareholders' equity} - \text{sum of capital and additional paid-in capital relating to preferred shares} - \text{FY2003 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

Formulas for FY2004 earnings forecast indicators

- Forecasted EPS

$$\frac{\text{Forecasted net income} - \text{forecasted total preferred share dividends}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

*1) Excluding treasury stock and shares held by the subsidiaries and the affiliated companies

*2) Amount of interest paid during the term in relation to convertible bonds less assumed amount of equivalent tax imposed on that amount + FY2003 corresponding amount of dividends for preferred shares resulting from appropriation of profits

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*.

Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products both domestically and internationally.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd. (*1) Nacx Nakamura Corporation
Pacific Grain Terminal Ltd.,
Ten Corporation (*2), Cia. Iguaçu de Café Solúvel

Affiliated companies: Yamaboshiya Co., Ltd., The Maruetsu, Inc.,
Katakura Chikkarin Co., Ltd., The Nisshin OilliO, LTD.,
Toyo Sugar Refining Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd,
Marubeni Textile Asia Ltd.

Affiliated companies: Fabricant Co., Ltd. Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd.,
Marubeni Building Materials Co., Ltd.

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge materials or bio technology-related articles for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electronic materials, retail, resource development and environmental area.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy, etc. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, MIECO Inc.

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Transportation and industrial machinery: This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, automobiles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, PC's and PC-related products both domestically and internationally, and also markets them in Japan.

Subsidiaries: Computer Wave Inc. (*2), Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.

Affiliated companies: Sofmap Co., Ltd., Marubeni Infotec Corporation,
Kubota Europe S.A., Unipres U.S.A. Inc.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
Sithe Asia Holdings, San Roque Power

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S.

Marubeni Corporation

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, the group deals cargo ships and tankers, and owns, leases and operates a fleet.

Subsidiaries:	Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line Ltd.
Affiliated companies:	Pt. Chandra Asri, Royal Maritime Corporation

Development and construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust.

Subsidiaries:	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Shanghai House Property Development
Affiliated companies:	Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure. In the insurance area, it operates insurance intermediary business.

Subsidiaries:	Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd. Marubeni International Finance p.l.c.
Affiliated companies:	MG Leasing Corporation (*1), Eastern Sea Leam Chabang Terminal Co., Ltd.

Telecom & Information: This group is engaged in information technology-related businesses : such as IP network infrastructures, overseas communication facilities, cellular phones, BS/CS broadcasting, RFID related business, ASP/ISP, etc., both domestically and internationally.

Subsidiaries:	Marubeni Telecom Co., Ltd. (*2), Marubeni Solutions Corporation, Marubeni Information Systems Co., Ltd., Global Access Ltd.
Affiliated companies:	Japan Cablenet Holdings Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries:	IMT Corporation

Marubeni Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company, Carlisle Leasing

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*1) Company name change:

Marubeni Nisshin Feed Co., Ltd. (Renamed from Marubeni Shiryo Co., Ltd. as of October 1, 2003)

MG Leasing Corporation (Renamed from Marubeni General Leasing Co. as of June 16, 2003)

(*2) Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)
Computer Wave Inc. (JASDAQ)

Marubeni Corporation

Management Policy

Management Policy

1. Fundamental management policy

Marubeni is now implementing the "V" PLAN, the three year medium term management plan starting from FY2003, expediting our process of reinforcing the earning power and the corporate resilience.

The "V" PLAN states that Marubeni's management policy is to "aim to be a robust corporate group, consisting of No. 1 portfolio units in each industry". Based on this plan, we are endeavoring to "improve our financial structure" and "reinforce our earnings base" by putting solid management into practice. We are implementing management strategies tailored to the respective business models of each unit and attempting to focus thoroughly on risk-return and cash flow.

2. Progress status of the "V" PLAN, the new medium-term management plan

Based on the fundamental management policy mentioned above, we pursued the following measures in FY2003.

As part of measures to strengthen the company's capital through the "V" PLAN, we issued 75.5 billion yen of preferred shares through a third-party allocation in December 2003. In addition to aiming to improve the company's financial structure, we actively allocated funds to priority business areas.

The "V" PLAN calls for consolidated net income of 50 billion yen, consolidated net interest-bearing debt of 2,000 billion yen or less, and a net D/E ratio of 4 to 5 times as numerical targets for FY2005. The company's progress achieved toward those targets is outlined below.

In FY2003, consolidated net income reached our highest record of 34.6 billion yen (compared with consolidated net income of 30.3 billion yen in FY2002), exceeding the company's annual estimate.

At the end of the year under review, as the company replaced assets in priority areas, promoted the collection of long-term loans and sold marketable securities, consolidated net interest-bearing debt was 1,969.3 billion yen (compared with a level of 2,264.1 billion yen at the end of FY2002), thereby reaching the FY2005 numerical target of 2,000 billion yen or less 2 years ahead of plan.

As the company increased consolidated net income, reduced consolidated net interest-bearing debt, and strengthened capital by issuing preferred shares, the net D/E ratio at the end of the term stood at 5.01 times (compared with 8.71 times at the end of FY2002), which marked a substantial improvement.

In April 2003, we introduced the Portfolio Unit System. In addition to business management focused on Marubeni's previous divisions, this system enables us to implement business management based on finely divided units that correspond to the

company's products, business areas, and customers. By measuring profitability and earnings potential on a consolidated basis for each portfolio unit with risk and return indicators, we are replacing assets with high-quality ones that will achieve an increase in PATRAC (Profit After Tax less Risk Asset Cost), which leads to the more effective deployment of management resources.

Following is a discussion of operating environments during FY2003, by operating sector.

A) Agri-marine Products Division

This division endeavored to enhance the reliability by bolstering its supply chain management system, which clarifies the record and safety of processes ranging from manufacturing to sales, and to expand the volume of transactions. For example, we formed a strategic alliance in the areas of production, importation, and sales of feed grains and oilseeds with Archer Daniel Midland Company, a major US grain trading company, in January 2004.

In addition, to reinforce sales of Australian beef, the division formed a tie-up with S Foods Inc. Marubeni Nisshin Feed Co., Ltd., which was inaugurated in October 2003, has also turned in a good performance, and it aims to expand earnings for the group as a whole.

B) Textile Division

We invested in the downstream area of the industry by taking an equity stake in Fabricant Co., Ltd., a company licensed to manufacture and market "Lacoste" brand products, and establishing Pacific Clothing Inc., a company that manufactures and sells casual clothing. In China, the division established Marubeni Textile (Shanghai) Co., Ltd. to reinforce the integrated trade functions ranging from raw materials to finished products in China, and to strengthen materials sales and transactions both within and outside China. In addition, the importation and sale of casual wear, as well as the rental uniform business of Marubeni Mates Ltd. and sales of knitting materials at Marubeni Tex Co., Ltd. also showed a favorable performance.

C) Forest Products & General Merchandise Division

Market conditions for paper were weak due to excessive production and an offensive by imported paper, even though freight movements were robust. In contrast, market conditions for pulp remained strong on the back of high demand in Asia, centered on China, and Daishowa-Marubeni International Ltd., an affiliated company, posted a share increase in profits. In Australia, WA Plantation Resources Pty. Ltd., a subsidiary engaged in afforestation and the manufacture and sale of woodchips for paper production was announced as the national winner of the "Prime Minister's Award for Excellence in Community Business Partnership 2003", which is awarded to companies that work closely with regional communities and make excellent social contributions.

D) Chemicals Division

Owing to burgeoning demand in Asia and the continued trend of high product prices, synthetic fiber material and polyvinyl chloride resin transactions in the petrochemicals sector were robust. In particular, demand for chemicals in China increased strikingly, and we attempted to expand business further by participating in a local manufacturing

business jointly with a leading manufacturer and establishing a sales and distribution company that will respond to a future increase in demand.

In the domestic market as well, business at Marubeni Plax Corporation, which handles plastic products and resins, and Marubeni Chemix Corporation, which handles speciality and organic chemicals, grew steadily.

E) Energy Division

Production conditions in the overseas energy development business, including the United States and Qatar, continued to be favorable. Trading of petroleum products showed a good performance mainly in the handling of petrochemical products such as naphtha for the Japanese market. Supported by the fuel market in China, which has continued to grow steadily, LPG sales of our affiliated company Shenzen Sino-Benny LPG. Co., Ltd. were also firm. In addition, to bolster the competitiveness and earning power of Marubeni Energy Corporation, a subsidiary that markets petroleum and LPG in Japan, we implemented a capital tie-up through the sale of some shares of that company, which became a petroleum company after the LPG business was spun off.

F) Metals & Mineral Resources Division

In metal and mineral resources development, the Los Pelambres copper mine in Chile continued its operation at full capacity (annual production of 800 thousand tons of copper concentrate), and in combination with a rise in the market price of copper, made a higher earnings contribution. Furthermore, operations at the Hail Creek Coal Project in Australia, which began shipping coal in August 2003, also progressed favorably toward the goal of full production in 2006 (annual production of 6 million tons).

G) Transportation & Industrial Machinery Division

In the area of aircraft, investment in aircraft engine development generated favorable earnings, supported by solid sales of aircraft and aircraft repair parts. In the automobile and construction machinery area, overseas sales operations were robust and exports centered on construction machinery for the markets of Russia and the Middle and Near East also expanded. In the area of production and industrial machinery, Marubeni supplied an engine production line to Holden Ltd. (General Motor-Australia) and paper-making equipment to a state-owned paper factory in Baoi Baeng, Vietnam.

H) Utility & Infrastructure Division

In the areas of overseas electric power business, Marubeni advanced in its efforts to expand and strengthen the IPP business in Asia, which Marubeni regards as a priority region, by completing the sale of shares in US-based Sithe Energies, Inc. and the acquisition of overseas assets held by that company. In addition, Marubeni won an order for the expansion of facilities at a transformer station on the island of Java for the Indonesian state-run power company and for the Phu My 2.1 Extension Add-on Combined Cycle Power Project funded by Electricity of Viet Nam (EVN). In the domestic electric power industry, the wind power plants at Yuya, Yamaguchi Prefecture, and Sata, Kagoshima Prefecture, began commercial operation. In the area of environmental infrastructure, Marubeni became involved in a sewage treatment business in Mexico.

Marubeni Corporation

I) Plant & Ship Division

In the plant sector, Marubeni won petroleum refining and oil development-related projects for oil and gas producing countries in the Middle and Near East and CIS, as well as an order for a large-scale cement plant with daily production of 4,500 tons in Saudi Arabia. In the textile machinery sector as well, orders for projects in China continued to show a favorable performance. In the ship sector, orders grew strongly in response to buoyant market conditions in the marine transport industry, and Marubeni received orders during the term for 60 new vessels.

J) Development & Construction Division

In the mainstay domestic condominium sales segment, conveniently located property development projects in the center of cities such as Famille Higashi Ginza Grand Suite Tower were successfully sold out. Moreover, in the Kinki region, sales of properties such as Famille Takarazuka Grand Suite Tower sold well. In the non-residential segment, Marubeni took an equity stake in Japan REIT Advisors Co., Ltd., which manages real estate investment trusts, and United Urban Investment Corp., which was formed by the company, became listed on the Tokyo Stock Exchange in December 2003.

K) Finance & Logistics Business Division

In the financial area, Marubeni pushed forward with fund operations, including MBI/MBO funds, enterprise turnaround funds, and a fund focused on enhancing Japanese small-medium sized companies' growth strategy in China. In the logistics area, utilizing its own warehouses, Marubeni continued to actively develop 3PL (third party logistics) through consulting and actively finding solutions enabling clients to reduce logistics costs, etc. In the insurance sector, in addition to nationally developing life insurance and fire & marine insurance brokerage operations in Japan, Marubeni endeavored to reinforce the earning potential of the insurance brokerage business in the case of overseas reinsurance brokerage projects through alliances with leading overseas brokers.

L) Telecom & Information Division

Marubeni won orders for an educational broadcasting system in Ethiopia, a telephone exchange system in Vietnam, and telecommunications equipment in Malaysia. In addition, Global Access Ltd., a company engaged in the optical cable networking business, steadily boosted sales to ISP and CATV providers. Marubeni Telecom Co., Ltd. and Marubeni Information Systems Co., Ltd. also posted solid earnings.

M) Domestic branches and offices

Earnings at domestic branches and offices, led by the Nagoya Branch, were favorable. Marubeni endeavored to strengthen and expand business with companies that are well established in the condominium, industrial machinery, chemicals, general merchandise, pulp and paper, and foodstuff markets in order to contribute to the invigoration of regional economies and generate an increase in earnings.

N) Overseas corporate subsidiaries and branches

Among the overseas corporate subsidiaries and branches, Marubeni America Corporation's major businesses, such as Helena Chemical Company, which sells agricultural chemicals, and Carlisle Leasing International, which leases containers, are doing well. Overseas subsidiaries and branches generally posted favorable earnings.

For example, Marubeni Europe p.l.c. enjoyed robust business within the region mainly in the area of chemicals.

3. Corporate governance

Note: In this document, when the "Marubeni group" is mentioned, this refers to Marubeni Corporation and its consolidated subsidiaries.

Basic viewpoint regarding corporate governance

We, the directors and employees of the Marubeni group, shall observe the letter of the laws, regulations and internal corporate rules, by observing the values of "Fairness, Innovation, and Harmony" expressed in our Company Creed and with the spirit expressed in the Marubeni Corporate Principles, and shall conduct our business activities in compliance with a high corporate ethical code and moral-minded management philosophies.
Based on the Company Creed, the Company Doctrine, and the Marubeni Corporate Principles, we are striving to strengthen our corporate governance.

Company Creed

Fairness: To be fair and decent.

- We shall observe the laws and conduct fair corporate activities.

Innovation: To be active and innovative.

- We shall constantly strive to improve ourselves.

Harmony: To respect each other and cooperate

- We shall stay in touch with society and stakeholders, engaging in corporate activities that advance credibility as the number one principle.

Company Doctrine

Taking up the spirits of "Fairness - Innovation - Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the expansion of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business.

1. Conduct fair and open business activities

- Obey the law and be guided by fairness in all business dealings.
- Maintain sound relationships with government officials of all nations. Observe the principle of free competition in all business decisions.
- Resolutely oppose and avoid any illegal or improper business relationships and practices.

2. Develop a globally connected company

- Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
- Contribute to regional economic goals by fostering regional associations adopting a global management style.

3. Create New Value through Business Vision

- Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services to the market and the customers.
- Discontinue outdated ideas and structures; challenge new possibilities.

4. Respect and Encourage Individuality and Originality

- Respect the individuality of each person and create a company work environment in which originality can flourish.
- Create an environment for individuals to set goals that require self-administration or independent, creative action.

5. Promote Good Corporate Governance

- Maintain a high level of management transparency or openness for information sharing in corporate relations with shareholders and society.
- Respect proposals for enhanced management accountability from shareholders and society.

6. Safeguard Ecological and Cultural Diversity

- Recognize our responsibility as a good corporate citizen in world society and engage in activities, which are beneficial to that society.
- Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

Stakeholders

Various stakeholders in the areas of the economy, the environment, and society support the Marubeni Group's corporate activities. Going forward, we will continue to emphasize our corporate social responsibility, and by pursuing the interests and satisfaction of every one of our stakeholders and acquiring their trust, we will build a stable and sustainable corporate group base. Marubeni defines its stakeholders as follows.

Customers

Based on the needs of our customers, we shall develop and supply products and services that are socially useful, while taking sufficient account of safety, and through sincere actions, we shall constantly endeavor to improve our customers' satisfaction and acquire their trust.

Business Partners
We aim to be a company that is trusted by its business partners, and we shall promote fair and transparent business transactions. In addition, based on the needs of customers, we shall strengthen cooperation with business partners to create new products and services.

Shareholders
In response to changes in the business environment, we shall strive to ensure stable earnings, and besides working to enhance corporate value while focusing on environmental and social aspects of business, we shall actively and fairly disclose corporate information.

Employees
We shall respect every employee's sense of values and choice of lifestyle, abolish all kinds of discrimination, and create a work environment where everyone can work comfortably.

Regional communities
While aiming to live in harmony as a member of regional communities, we shall endeavor to contribute to the creation of an affluent regional society. Overseas, we shall respect the local culture and customs and strengthen management that contributes to local development. Furthermore, we shall resolutely confront antisocial forces or organizations that threaten the order and safety of human society.

The Environment
We recognize that tackling environmental problems is an essential condition for the existence and activity of corporations, and we shall engage in such measures voluntarily and actively. Moreover, we shall endeavor to reduce environmental load and contribute to the conservation of the global environment by promoting environmental businesses.

Action relating to corporate governance

(1) Business management organization associated with the company's management decision-making, execution, and supervision and other corporate governance systems

A Board of Directors
The Board of Directors comprises 11 directors. It decides the execution of the company's important business operations, and supervises the performance of the duties of directors. In order to separate management and execution, the Chairman of the Company is appointed as the chairperson of the Board of Directors, as of April 1, 2004, instead of the President & CEO.

B Board of Corporate Auditors
The Board of Corporate Auditors consists of 4 auditors (including 2 external auditors). Marubeni has adopted a corporate auditor system, and based on the audit policy and audit plans formulated by the Board of Corporate Auditors, each auditor audits the performance of the duties of the directors, through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

C Corporate Management Committee
Corporate Management Committee is comprised of the President & CEO and 9 directors under the jurisdiction of the President & CEO, and deliberate on general, important matters relating to management.

D Committee of Corporate Vice President
The Committee of Corporate Vice President comprises 11 directors and 22 Corporate Vice Presidents. Marubeni has adopted the executive officer systems in order to separate the supervisory functions and the business execution functions of management, and also to clarify authority and responsibility. The committee reports on matters relating to the policy directions of the President & CEO, the communication of information, and the execution of business.

In addition, we have set up 9 committees that are advisory bodies for the president and an Advisory Committee that consists of knowledgeable people from outside the company.

(a) Investment and Credit Committee (meets once a week in principle)
Discusses investment-related issues. The chair of the Investment and Credit Committee decides matters that should be discussed at the Corporate Management Committee after being evaluated by the Investment and Credit Committee.

(b) "V" Plan Committee (meets as required)
Executes, promotes, and follows up on matters decided at the Corporate Management Committee and policy relating to the medium-term management plan.

(c) Compliance Committee (meets twice a year, otherwise meets as required)
Generally constructs, maintains, and manages the compliance system in the Marubeni Group.

(d) Management Remuneration Committee (meets as required)
Carries out discussion relating to the treatment of directors such as the remuneration of company directors.

(e) Reward and Disciplinary Committee (meets when appropriate)
Investigates and implements procedures relating to the reward and punishment of company employees.

(f) Committee on Global Environmental Preservation (meets regularly once a year, otherwise meets as required)
Discusses the basic action policy associated with environmental-related matters in general in the Marubeni group and reports on relevant activities.

(g) Customs Clearance Control Committee (meets as required)
Investigates and controls the entry of imports in general for the Marubeni group.

(h) Security Trade Control Committee (meets as required)
Promotes, plans, drafts, and implements legal compliance relating to security trade control in the Marubeni group.

(i) CSR Committee (meets as required)
Formulates policy to handle the Marubeni group's corporate social responsibility (CSR) and reviews progress status.

(j) Advisory Committee (meets three times a year)
Improves the company's transparency and soundness by reflecting the advice and proposals of knowledgeable people outside the company in future management.

Marubeni's system of business execution and supervision, system of internal control

Marubeni's business management organization is as shown in the chart below.


General Meeting of Shareholders
Appointment/ Dismissal
Board of Corporate Auditors
Corporate Auditors : 4
(including 2 outside auditors)
Appointment/ Dismissal
Independent Auditors
Appointment/ Dismissal
Accounting Audit
Audit
Board of Directors
Members of the Board: 11
Advisory Committee
Advice/ Suggestions
Appointment/ Dismissal/Control
President and CEO
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Reward and Disciplinary Committee
Committee on Global Environmental Preservation
Customs Clearance Control Committee
Security Trade Control Committee
CSR Committee
Committee of Corporate Vice President
Business Division
Corporate Staff Division
Domestic Plants and Offices, Overseas Plants and Offices

When required for the execution of business operations, we receive appropriate advice from third parties such as lawyers and accounting auditors.

(2) Summary of personal relations between the company, the company's external directors, and external auditors as well as capital relations, business relations, and other interests

There are no external directors.
Hiroaki Shinoda, an external auditor, does not have any particular interests in the Marubeni group. In addition, Tatechika Umeda, an external auditor, is the representative director and president of Heisei Sogo Services Co., Ltd., and Marubeni has a capital relationship with that company.

(3) Status of implementation of measures aimed at strengthening of Marubeni's corporate governance during the most recent past year (one year dating back from the end of the most recent fiscal year)

In FY2003, Marubeni held meetings of the Board of Directors 21 times, and in order to decide on the execution of the company's business and supervise the status of business implementation by the directors, the board received reports regularly from the directors.

In addition, the Corporate Management Committee held meetings 27 times, and resolved management-related policy and important matters for the company as a whole.

The Board of Corporate Auditors met 7 times, established the auditing policy and the auditing plans, and reported on the outcome of audits. Each auditor audits the performance of the duties of the directors through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

Investment and Credit Committee held 34 meetings and the "V" Plan Committee held 19 meetings. The two committees reported on their resolution to the Corporate Management Committee.

The Committee of Executive Officers held meetings 11 times and issued reports regarding the execution of business.

The Committee on Global Environmental Preservation met 3 times, the Customs Clearance Control Committee met 1 time, the Security Trade Control Committee met 1 time, and the Compliance Committee met 2 times. They reported on the status of activities to the President & CEO.

The Advisory Committee met 3 times and provided advice and proposals to the directors regarding management in general.

Furthermore, in order to develop an open management for society and our shareholders, we are attempting to bolster corporate governance through the following measures.

- With the aim of further invigorating company management, we amended the term of appointment for directors from two years to one year at the ordinary general meeting of shareholders in June 2003.

- In April 2003, we established the Corporate Auditor Department with the aim of strengthening the functions of auditors.

(4) Status of development of internal control system

With the aim of enhancing the effectiveness and efficiency of business management, ensuring the reliability of financial reporting, and promoting compliance with laws and regulations and internal company rules relating to business operation, in April 2004, the Marubeni group established an internal control system task force as an organization under the direct jurisdiction of the President & CEO and thereby embarked on the systematization of an internal control system.

In addition, we have appointed external consultants to assist in the development of this internal control system.

(5) Status of development of risk management system

The Marubeni group is promoting the management of risk that have an important impact on management through the following system.
In the case of individual matters such as important issues regarding investment and credit, decision-making is carried out at the Corporate Management Committee after an investigation is conducted by the Investment and Credit Committee based on our internal approval procedure. The business department in charge follows up the matter after execution, and in the case of important issues, a current status report is regularly submitted to the Investment and Credit Committee and the Board of Directors.

We introduced the "portfolio" approach for our risk management, i.e. capturing the risk of our overall assets, which are diversified and therefore, have the certain level of correlation.

This is an integrated risk management centered on risk assets that are quantified (through the calculation of Value at Risk (VaR), which takes into account the effect of diversification and correlational factors) using numerical methods to determine the risk of the maximum potential loss in the value of the various assets held by the Marubeni group.

Risk assets are also based on the calculation of PATRAC, an earnings valuation indicator, and we use this not only for risk management, but also in managing the earnings of the Marubeni group.

In order for the company to meet the various demands of its stakeholders, we must ensure that the company continues to exist for a long time. To this end, it is of course important to pursue profits, but if these are not earned through sound corporate activities, they will have no value at all. Marubeni regards compliance as the most important obligation of management to society, and we have established the Compliance Committee under the direct jurisdiction of the President & CEO as an organization that supports and directs every one of the Marubeni group's directors and employees to reliably implement compliance. Besides drafting the Compliance Manual, Marubeni has also established a reporting and consultation access point dubbed the "Door of Courage"*.

The persons in charge of compliance in the Marubeni group are the compliance officers that have been commissioned by the President & CEO. In addition, we have appointed 16 compliance officers at departments, offices, and branches as personnel that are in charge of compliance at their respective divisions and group companies.

In FY2003, the Compliance Committee held 2 meetings, and we held operating subcommittee meetings and informal training sessions as required. In such ways, we endeavored to strengthen the compliance system for the overall group.

*Door of Courage: When employees or directors are aware of any conduct that is inappropriate for the compliance system, in principle those directors or employees are expected to report such conduct in accordance with the established lines of the staff organization. In addition, we have established the following compliance consultation access points in case the usual lines of reporting do not function properly.

- Compliance Committee channel
- External legal counsel channel

(6) Remuneration of directors

In FY2003, the amount of remuneration that Marubeni paid to directors was 302 million yen. In addition, remuneration paid to auditors amounted to 65 million yen. Marubeni did not pay any non-monetary form of remuneration to company officers.

The above mentioned amounts paid during the term under review do not include the followings.

- Any amount paid as salary for being an employee and director (including bonus) 5 million yen
- Retirement benefits for directors 114 million yen
- Retirement benefits for auditors 14 million yen

We will disclose information regarding "details of auditing remuneration" for corporate governance at a later date.

4. Basic policy regarding profit distribution

At Marubeni, we recognize that it is an important corporate responsibility to maximize corporate value and competitiveness, by increasing and making effective use of internal reserves, and at the same time to continue to distribute dividends to shareholders in a stable manner.

For FY2003, in order to provide shareholders with steady dividend payments, we intend to pay a year-end cash dividend of 3 yen per share, as in the previous fiscal year. We intend to pay “pre-defined” fiscal year-end dividend of 5.85 yen per share for the preferred shares.

Marubeni Corporation

Financial Results and Conditions

1. Financial Results

Business Environment

Looking broadly at overseas economies during FY2003, the negative effects of both the Iraq war and SARS were limited and a strong recovery centered on the U.S. economy and China's economy became apparent through the second half of 2003.

In the U.S., the sentiment of both enterprises and consumers lifted with the de facto conclusion of the Iraq war, and this combined with aggressive monetary easing and large-scale tax cuts to put stock prices back on an upward trend. Led by consumer spending and capital investment, the pace of the recovery picked up. The outlook for the U.S. economy, however, remains uncertain, as the recovery in employment has remained sluggish due to progress achieved by companies in labor saving, and there is also concern over the expanding national budget deficit and current account deficit.

In Europe, exports were sluggish in the first half of 2003 due in part to an appreciating euro, but once the European central bank embarked on aggressive monetary easing, the results became apparent in the second half and the economy showed signs of recovery.

In Asia, the SARS epidemic spread in spring 2003 especially in China, but it became contained in June and a large impact on the economy was avoided. China achieved high economic growth of 9.1% thanks to sharp increase in fixed-asset investment and robust exports. The economies of Thailand, Malaysia, the Philippines, and Indonesia expanded at a stable rate on the back of strong internal demand. In South Korea, Taiwan, Hong Kong, and Singapore, internal demand was sluggish in the first half of 2003, but economic conditions picked up especially in the case of exports in the second half in response to the recovery of the global economy.
The persistently high price of crude oil helped the Russian economy to show a solid performance. In Central and South America, the turbulence in Brazil's and Argentina's financial and currency markets subsided, and economic conditions revived.

The Japanese economy continued to show an export-led recovery. Exports trended firmly against a backdrop of economic growth in China and the rest of Asia and stable currency rates courtesy of the government's and the Bank of Japan's large-scale market interventions. In financial markets, the Bank of Japan expanded its policy of quantitative easing and foreign investors aggressively purchased Japanese stocks. Consequently, at the end of the fiscal year, the Nikkei Stock Average had risen 46.9% over the end of the previous fiscal year, and uncertainty regarding the financial system receded. In response, corporate confidence in the economy improved and the number of companies that embarked on facility renewal increased, which supported the continuing recovery in capital investment. In contrast, however, as the employment and income environments remained severe and consumer spending posted only a moderate recovery, Japan failed to overcome deflation.

Marubeni Corporation

Consolidated Financial Results

The summary of consolidated financial results for this term is as follows:

(billions of yen)

	FY2003	FY2002	Variance	
			Amount	Ratio
Total volume of trading transactions	7,905.6	8,793.3	-887.7	-10.1 %
Gross trading profit	409.5	424.6	-15.2	-3.6 %
Operating profit	78.6	73.4	5.3	7.2 %
Income before taxes and equity in earnings	58.9	36.3	22.6	62.1 %
Net income	34.6	30.3	4.3	14.0 %

On a consolidated basis, Marubeni's **total volume of trading transactions** decreased 10.1% to 7,905.6 billion yen.

Gross trading profit declined 3.6% or 15.2 billion yen, to 409.5 billion yen

As SG&A expenses and provision for doubtful accounts decreased by 20.4 billion yen, **operating profit** increased 7.2 % or 5.3 billion yen to 78.6 billion yen.

Owing to the increase in operating profit as well as an improvement in earnings from investment securities, **income before income taxes and equity in earnings** rose 62.1% or 22.6 billion yen to 58.9 billion yen.

Income before equity in earnings of affiliated companies with the application of tax effect accounting grew 16.0% or 3.2 billion yen to 23.3 billion yen.

As equity in earnings improved 6.3% or 0.9 billion yen, **net income** increased by 4.3 billion yen or 14.0% to 34.6 billion yen.

2. Financial Condition

Consolidated Financial Conditions

A summary of consolidated balance sheets at year-end is as follows:

(billions of yen)

	March 31, 2004	March 31, 2003	Change
Total assets	4,254.2	4,321.5	-67.3
Shareholders' equity	393.0	260.1	132.9
Interest-bearing debt	2,454.8	2,745.0	-290.2
Net interest-bearing debt (Net D/E ratio)	1,969.3 5.01 times	2,264.1 8.71 times	-294.8 -3.7 points

	March 31, 2004	March 31, 2003	Change
Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	1,948.0 4.96 times	2,223.1 8.55 times	-275.1 -3.59 points

Consolidated total assets fell 67.3 billion yen to 4,254.2 billion yen over the end of the previous fiscal year. Although fixed assets increased due to the acquisition of IPP assets, operating receivables and long-term receivables decreased due to a reduction of low-margin transactions. **Consolidated interest-bearing debt** fell by 290.2 billion yen, to 2,454.8 billion yen mainly due to the issuance of the preferred shares. Net interest-bearing debt after deducting cash and cash equivalents was down 294.8 billion yen to 1,969.3 billion yen. Owing to an increase in capital and capital reserves resulting from the issuance of preferred shares, as well as an improvement in net unrealized gains (losses) on investment securities, net of reclassification, **shareholders' equity** grew by 132.9 billion yen, to 393.0 billion yen. As a result, the **net debt-to-equity ratio** improved 3.7 points over the previous year-end of 8.71 times to 5.01 times.

Net cash provided by operating activities rose 6.8 billion yen to 201.6 billion yen, as a result of efforts to improve operational efficiency, such as a reduction in trade receivables. **Net cash provided by investing activities** amounted to 58.0 billion yen due to the sale and redemption of marketable securities and investment securities, and the collection of loans.

As a result, 259.5 billion yen in free cash flow was generated during the term under review.

As the company appropriated the income from this free cash flow and the proceeds from the issuance of the preferred shares, to the reduction of interest-bearing debt, **net cash used in financing activities** was 233.9 billion yen, and the balance of **cash and cash equivalents** at the end of the fiscal year increased by 12.2 billion yen from the end of the previous year to 478.7 billion yen.

3. Financial Prospects for Fiscal Year Ending March 31, 2005

Financial prospects for the fiscal year ending March 31, 2005 are as follows.

Consolidated Financial Prospects

(billions of yen)

	FY2004	FY2003
Total volume of trading transactions	7,600.0	7,905.6
Net income	37.0	34.6

Main indicators used in preparing financial prospects for fiscal year ending March 31, 2005

USD 1 = JPY 105 (approximately)
Short-term prime rate (Japan): 1.375%
Long-term prime rate (Japan): 1.7%

Marubeni Corporation
Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2004	2003	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 7,905,640**	¥ 8,793,303	¥ - 887,663	- 10.1%
Gross trading profit	¥ **409,461**	¥ 424,643	¥ - 15,182	- 3.6%
(ratio)	**(5.18%)**	(4.83%)		
Expenses:				
Selling, general and administrative expenses	**- 330,032**	- 345,612	15,580	- 4.5%
Provision for doubtful accounts	**- 805**	- 5,660	4,855	- 85.8%
Total	**- 330,837**	- 351,272	20,435	- 5.8%
Operating profit (loss)	**78,624**	73,371	5,253	7.2%
Other income (expenses):				
Interest expense, net of interest income	**- 23,474**	- 23,513	39	- 0.2%
Dividends	**7,198**	6,797	401	5.9 %
Gain (loss) on investment securities	**16,077**	- 12,732	28,809	-
Gain (loss) on property and equipment	**- 1,555**	8,530	- 10,085	-
Other - net	**- 17,970**	- 16,107	- 1,863	-
Total	**- 19,724**	- 37,025	17,301	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**58,900**	36,346	22,554	62.1%
Provision for income taxes	**- 35,618**	- 16,274	- 19,344	118.9%
Income (loss) before equity in earnings (losses) of affiliated companies	**23,282**	20,072	3,210	16.0%
Minority interests in income (loss) of consolidated subsidiaries	**- 2,988**	- 3,180	192	- 6.0%
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**14,271**	13,420	851	6.3%
Net income (loss)	¥ **34,565**	¥ 30,312	¥ 4,253	14.0%
Dividend for preferred shares	**442**	-	442	-
Net income available for shareholders	**34,123**	30,312	3,811	12.6%
		Yen		
Basic earnings per share-weighted average shares	**22.85**	20.30	2.55	12.6%
Diluted earnings per share- adjusted weighted average shares and assumed conversions	**20.16**	18.96	1.20	6.3%

(Note 1) These financial statements are based on US GAAP.

(Note 2) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices. Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

(Note 3) From this period, Minority interests in income of consolidated subsidiaries, formerly included in Income before income taxes and equity in earnings of affiliated companies, is shown individually. Accordingly, the figures for Income before income taxes and equity in earnings of affiliated companies, of the previous period is rearranged in the same way.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2004	2003	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 485,484**	¥ 480,842	**¥ 4,642**
Investment securities	**9,445**	13,290	**- 3,845**
Notes and accounts receivable - trade:			
Notes receivable	**98,227**	108,048	**- 9,821**
Accounts receivable	**764,545**	824,784	**- 60,239**
Due from affiliated companies	**106,391**	131,655	**- 25,264**
Allowance for doubtful accounts	**- 26,949**	- 32,068	**5,119**
Inventories	**398,617**	397,714	**903**
Advance payments to suppliers	**85,490**	67,741	**17,749**
Deferred income taxes	**32,862**	34,594	**- 1,732**
Prepaid expenses and other current assets	**125,852**	175,474	**- 49,622**
Total current assets	**2,079,964**	2,202,074	**- 122,110**
Investments and long-term receivables:			
Affiliated companies	**337,451**	364,648	**- 27,197**
Securities and other investments	**485,865**	450,544	**35,321**
Notes, loans and accounts receivable - trade	**300,049**	356,349	**-56,300**
Allowance for doubtful accounts	**- 93,865**	- 110,462	**16,597**
Property leased to others, at cost, less accumulated depreciation	**256,370**	201,871	**54,499**
Total investments and long-term receivables	**1,285,870**	1,262,950	**22,920**
Net property and equipment	**484,985**	460,331	**24,654**
Prepaid pension cost	**105,797**	113,005	**- 7,208**
Deferred income taxes	**118,274**	157,335	**- 39,061**
Intangible fixed assets	**50,006**	42,236	**7,770**
Goodwill	**28,793**	23,553	**5,240**
Other assets	**100,505**	59,998	**40,507**
Total assets	**¥4,254,194**	¥4,321,482	**¥ - 67,288**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2004	**2003**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 474,735**	¥ 561,139	**¥ - 86,404**
Current portion of long-term debt	**328,816**	402,186	**- 73,370**
Notes and accounts payable-trade			
Notes and acceptances payable	**204,574**	196,282	**8,292**
Accounts payable	**629,279**	608,386	**20,893**
Due to affiliated companies	**44,228**	44,717	**- 489**
Advance payments received from customers	**76,684**	60,553	**16,131**
Income taxes	**13,262**	13,773	**- 511**
Deferred income taxes	**2,535**	1,984	**551**
Accrued expenses and other current liabilities	**190,705**	216,880	**- 26,175**
Total current liabilities	**1,964,818**	2,105,900	**- 141,082**
Long-term debt, less current portion	**1,822,473**	1,902,327	**- 79,854**
Employees' retirement benefits	**8,786**	9,571	**- 785**
Deferred income taxes	**23,536**	10,972	**12,564**
Minority interests in consolidated subsidiaries	**41,599**	32,661	**8,938**
Shareholders' equity:			
Paid-in capital	**231,789**	194,039	**37,750**
Additional paid-in capital	**125,430**	87,765	**37,665**
Retained earnings (losses)	**94,870**	64,786	**30,084**
Accumulated other comprehensive loss	**- 59,025**	- 86,441	**27,416**
Cost of common stock in treasury	**- 82**	- 98	**16**
Total shareholders' equity	**392,982**	260,051	**132,931**
Total liabilities and shareholders' equity	**¥4,254,194**	¥4,321,482	**¥ - 67,288**

(millions of yen)			
Cash and cash equivalents:	**¥ 478,731**	¥ 466,511	**¥ 12,220**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 34,927**	¥ - 8,363	**¥ 43,290**
Currency translation adjustments, net of reclassification	**- 87,927**	- 72,680	**- 15,247**
Minimum pension liability adjustment	**- 612**	- 582	**- 30**
Net unrealized losses on derivatives	**- 5,413**	- 4,816	**- 597**

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	March 31					
	2004		**2003**		**Variance**	
Paid-in Capital:						
Balance at beginning of year	**194,039**		194,039		-	
Issuance of preferred shares	**37,750**		-		37,750	
Balance at end of year	**231,789**		194,039		37,750	
Additional paid-in capital:						
Balance at beginning of year	**87,765**		216,993		-129,228	
Transfer to retained earnings (losses)	**-**		- 129,228		129,228	
Issuance of preferred shares	**37,665**		-		37,665	
Balance at end of year	**125,430**		87,765		37,665	
Retained earnings (losses):						
Balance at beginning of year	**64,786**		- 94,754		159,540	
Net income (loss)	**34,565**	**34,565**	30,312	30,312	4,253	4,253
Cash dividend	**- 4,481**		-		- 4,481	
Transfer from additional paid-in capital	**-**		129,228		- 129,228	
Balance at end of year	**94,870**		64,786		30,084	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	**- 86,441**		- 52,375		- 34,066	
Unrealized (losses) gains on investment securities, net of reclassification		**43,290**		- 8,749		52,039
Currency translation adjustments, net of reclassification		**- 15,247**		- 20,854		5,607
Minimum pension liability adjustment		**- 30**		-362		332
Net unrealized losses on derivatives		**- 597**		- 4,101		3,504
Other comprehensive income (loss), net of tax	**27,416**	**27,416**	- 34,066	- 34,066	61,482	61,482
Comprehensive income (loss)		**61,981**		- 3,754		65,735
Balance at end of year	**- 59,025**		- 86,441		27,416	
Cost of common stock in treasury:						
Balance at beginning of year	**- 98**		- 8		- 90	
Treasury stock sold (repurchased)	**16**		- 90		106	
Balance at end of year	**- 82**		- 98		16	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Year ended March 31		
	2004	2003	Variance
Operating activities			
Net income (loss)	¥ 34,565	¥ 30,312	¥ 4,253
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	54,261	63,665	- 9,404
Provision for doubtful accounts	805	5,660	- 4,855
Equity in losses (earnings) of affiliated companies- net	- 598	- 5,555	4,957
(Gain) loss on investment securities	-16,077	12,732	- 28,809
(Gain) loss on property and equipment	1,555	- 8,530	10,085
Deferred income taxes	14,913	- 657	15,570
Changes in operating assets and liabilities:			
Notes and accounts receivable	57,711	76,603	- 18,892
Inventories	- 1,102	15,637	- 16,739
Advance payments to suppliers and prepaid expenses and other current assets	15,138	- 1,062	16,200
Prepaid pension cost	7,208	- 8,819	16,027
Notes, acceptances and accounts payable	18,839	- 13,898	32,737
Advance payments received from customers and accrued and other current liabilities	- 2,704	19,155	-21,859
Income taxes	- 637	3,996	-4,633
Other	17,683	5,549	12,134
Net cash provided (used) by operating activities	201,560	194,788	6,772
Investing activities			
Proceeds from sales and redemptions of securities and other investments	106,326	108,092	- 1,766
Purchases of securities and other investments	- 52,346	- 82,796	30,450
Proceeds from sales of property and equipment and property leased to others	15,195	47,783	- 32,588
Purchases of property and equipment and property leased to others	- 66,478	- 59,663	- 6,815
Collection of loans receivable	131,470	165,363	- 33,893
Loans made to customers	- 59,127	- 61,523	2,396
Other	- 17,057	-4,015	- 13,042
Net cash provided by investing activities	57,983	113,241	- 55,258
Free cash flow	259,543	308,029	- 48,486
Financing activities			
Net decrease (increase) in short-term loans	- 173,240	- 53,423	- 119,817
Proceeds from long-term debt	458,836	368,218	90,618
Payments of long-term debt	- 589,521	- 609,920	20,399
Cash dividend	- 4,481	-	- 4,481
(Purchase) sale of treasury stock	16	- 90	106
Income amount due to issuance of preferred shares	75,415	-	75,415
Other	-963	1,214	- 2,177
Net cash used (provided) in financing activities	- 233,938	- 294,001	60,063
Effect of exchange rate changes on cash and cash equivalents	- 13,385	- 14,159	774
Net increase (decrease) in cash and cash equivalents	12,220	- 131	12,351
Cash and cash equivalents at beginning of year	466,511	466,642	-131
Cash and cash equivalents at end of year	478,731	466,511	12,220

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	March 31, 2004	March 31, 2003	Variance
Subsidiaries	348	327	21
Affiliated companies	154	157	-3
Total	502	484	18

(2) Major Group Firms

Subsidiaries

Overseas 224	Marubeni America Corporation Marubeni Europe p.l.c. Sithe Asia Holdings Limited Marubeni International Finance p.l.c. Cia. Iguaçu de Café Solúvel
Domestic 124	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.(*)

(*) Company name changed from "Marubeni Shiryo Co., Ltd." as of Oct. 1, 2003.

Affiliated companies

Overseas 102	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 52	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 49	Marubeni Liquefied Gas Corporation Fuji Coated Paper Co., Ltd. Sithe Asia Holdings Limited Others--- 46 companies
Excluded	28 companies

Affiliated companies

Newly included 10	Fabricant Co., Ltd. Japan Reit Advisors Shandong Dinghong Electronic Glass Co., Ltd Others--- 7 companies
Excluded	13 companies

2. Change of Accounting Standards

From this term, the Company has adopted Statement of Financial Accounting Standards Statement No. 143 "Accounting for Asset Retirement Obligations" and Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Year ended March 31			
	2004		2003	
Numerator:				
Net income (loss)	¥	**34,565**	¥	30,312
Amount which does not belong to ordinary shares – dividend for preferred shares		**-442**		-
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**34,123**		30,312
Effect of dilutive securities:				
Convertible debentures		**323**		333
Dividend for preferred shares		**442**		-
Numerator for diluted earnings (loss) per share	¥	**34,888**	¥	30,645
Denominator:	Number of shares			
Denominator for basic earnings (loss) per share - weighted average shares		**1,493,219,051**		1,493,495,279
Effect of dilutive securities:				
Convertible debentures		**119,666,048**		123,151,564
Preferred shares		**117,406,406**		-
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions		**1,730,291,505**		1,616,646,843
	Yen			
Basic earnings (loss) per share	¥	**22.85**	¥	20.30
Diluted earnings (loss) per share	¥	**20.16**	¥	18.96

Dividend for Class I Preferred Shares issued in December 2003 is excluded from Net income for the term.

The convertible debenture #8 issued in November 1996 was dilutive for FY2002 and FY2003, and Class I Preferred Stock was dilutive for FY2003.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (continued)

The Company's operating segment information for FY2003 and FY2002, were as follows:

Millions of yen

FY2003 (April 1, 2003 - March 31, 2004)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥ 848,868	¥ 349,413	¥ 733,909	¥ 538,363	¥ 1,994,307	¥ 471,211	¥ 758,976	¥ 360,977
Inter-segment	7,942	3,451	37,599	26,163	707	21,995	23,627	41
Total	¥ 856,810	¥ 352,864	¥ 771,508	¥ 564,526	¥ 1,995,014	¥ 493,206	¥ 782,603	¥ 361,018
Gross trading profit	¥ 61,436	¥ 23,914	¥ 42,009	¥ 24,945	¥ 30,817	¥ 12,163	¥ 55,769	¥ 20,567
Segment net income (loss)	¥ 6,957	¥ 1,753	¥ 6,253	¥ 3,326	¥ 10,113	¥ 4,258	¥ -448	¥ 5,068
Segment asset (March 31, 2004)	¥ 417,735	¥ 127,045	¥ 315,720	¥ 147,118	¥ 319,584	¥ 180,257	¥ 306,718	¥ 409,193

Millions of yen

	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 610,067	¥ 178,247	¥ 15,872	¥ 164,605	¥ 145,796	¥ 729,620	¥ 5,409	¥ 7,905,640
Inter-segment	3,030	501	2,019	3,157	13,450	305,994	-449,676	-
Total	¥ 613,097	¥ 178,748	¥ 17,891	¥ 167,762	¥ 159,246	¥ 1,035,614	¥ -444,267	¥ 7,905,640
Gross trading profit	¥ 8,836	¥ 27,909	¥ 4,900	¥ 19,952	¥ 5,427	¥ 73,458	¥ -2,641	¥ 409,461
Segment net income (loss)	¥ -4,451	¥ -154	¥ 2,502	¥ -7,880	¥ 718	¥ 4,809	¥ 1,741	¥ 34,565
Segment asset (March 31, 2004)	¥ 343,070	¥ 330,506	¥ 144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

Segment Information (continued)

FY2002 (April 1, 2002 – March 31, 2003)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 1,006,979	¥ 366,742	¥ 705,421	¥547,563	¥ 2,308,904	¥414,473	¥ 753,677	¥421,743
Inter-segment	16,534	3,535	40,355	22,365	849	27,871	22,901	107
Total	¥ 1,023,513	¥ 370,277	¥ 745,776	¥569,928	¥ 2,309,753	¥ 442,344	¥ 776,578	¥ 421,850
Gross trading profit	¥ 58,559	¥ 24,494	¥ 41,242	¥ 29,279	¥ 29,615	¥ 13,984	¥ 54,371	¥ 11,832
Segment net income (loss)	¥ 7,066	¥ 1,934	¥ 4,868	¥ 2,063	¥ 6,556	¥ 1,923	¥ 3,567	¥ 4,508
Segment assets (March 31, 2003)	¥ 347,483	¥ 123,868	¥ 299,009	¥ 147,420	¥ 348,338	¥ 157,820	¥ 292,581	¥232,197

	Plant and ship	Development and construction	Finance and logistics business	IT business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 732,978	¥ 185,346	¥ 32,479	¥ 381,758	¥ 158,639	¥ 771,859	¥ 4,742	¥ 8,793,303
Inter-segment	3,498	494	5,355	4,404	14,296	293,508	-456,072	–
Total	¥ 736,476	¥ 185,840	¥ 37,834	¥386,162	¥ 172,935	¥ 1,065,367	¥-451,330	¥ 8,793,303
Gross trading profit	¥ 13,866	¥ 34,027	¥ 6,523	¥ 32,559	¥ 6,081	¥ 72,827	¥ -4,616	¥ 424,643
Segment net income (loss)	¥ 1,277	¥ -205	¥ 3,344	¥ -7,990	¥ 836	¥ 4,943	¥ -4,378	¥ 30,312
Segment assets (March 31, 2003)	¥ 392,244	¥ 376,963	¥169,504	¥ 245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

(Note 1) From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*. Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

	Transportation & Industrial Machinery	Utility & Infrastructure	Telecom & Information
Total volume of trading transactions	686,579	361,018	263,786
Gross trading profit	53,679	20,567	22,042
Net income (loss) for the term	5,991	5,427	- 14,678
Total assets (as of March 31, 2003)	273,187	378,376	208,543

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.

(Note 3) Figures for segment assets are the amounts for each term-end.

(Note 4) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions fell 16.3% over the previous year, or 166.7 billion yen, mainly in the area of agency transactions involving foodstuffs distribution. Owing to the inclusion in the scope of consolidation of a foodstuff distribution-related company and the impact of a merger with a feed-related subsidiary, gross trading profit rose 4.9% over the previous year, or 2.9 billion yen.

Textile transactions fell 4.7%, or 17.4 billion yen, due to stagnation in the domestic market and a drop in exports. These factors resulted in gross trading profit declining 2.4%, or 0.6 billion yen.

Forest Products and General Merchandise transactions rose 3.5%, or 25.7 billion yen, due to an increase in trading of plywood and wooden building materials and the inclusion in the scope of consolidation of paper-related subsidiary. Gross trading profit rose 1.9%, or 0.8 billion yen as a consequence of the increase in sales and an improvement in profit margins on woodchip-related transactions.

Chemicals transactions fell 0.9%, or 5.4 billion yen, in response to the removal from the scope of consolidation and sale of plastics-related subsidiaries. Owing to the decrease in sales, gross trading profit dropped 14.8%, or 4.3 billion yen.

Energy transactions declined 13.6%, or 314.7 billion yen, due to a decrease in import agency transactions. However, thanks to an increase in profits from oil-related transactions, gross trading profit rose 4.1%, or 1.2 billion yen.

Metals and Mineral Resources transactions benefited from rising prices in the non-ferrous light metals market, rising 11.5% or 50.9 billion yen over the previous year. Gross trading profit, however, fell 13.0%, or 1.8 billion yen mainly due to the impact of foreign exchange rates.

Transportation and Industrial Machinery transactions benefited from an increase in aircraft-related business and the transfer of commercial rights for a digital products-related business, rising 0.8%, or 6.0 billion yen, over the previous year. As a result of the increase in sales, gross trading profit rose 2.6%, or 1.4 billion yen.

Utility and Infrastructure sales decreased 14.4%, or 60.8 billion yen. Although sales were boosted by a water pipe project in Abu Dhabi, for example, they decreased due to the completion of power generation projects in Taiwan and Vietnam. However, gross trading profit increased 73.8%, or 8.7 billion yen due to increased profit from the Abu Dhabi water pipe project and a high-speed railway in Taiwan as well as the inclusion in the scope of consolidation of a power generation-related subsidiary.

Plant & Ship transactions fell 16.8%, or 123.4 billion yen, over the previous year mainly because of a decline in transactions involving energy and chemical plants in the Middle and Near East and Africa. Reflecting this decline in sales, gross trading profit was down 36.3%, or 5.0 billion yen.

Development and Construction transactions dropped 3.8%, or 7.1 billion yen, over the previous year, due to a decline in domestic housing-related sales. Owing to this decrease in sales as well as the sale of an overseas real estate-related subsidiary, gross trading profit fell 18.0%, or 6.1 billion yen.

Finance and Logistics Business transactions dropped 52.7%, or 19.9 billion yen, as a result of the removal from the scope of consolidation of a subsidiary operating in lease-related businesses. As a result of this decrease in sales, gross trading profit fell 24.9%, or 1.6 billion yen.

Telecom & Information transactions fell 56.6%, or 218.4 billion yen over the previous year as a result of a decrease in sales from overseas communications projects and the transfer of commercial rights to another segment. In response to the decline in sales, gross trading profit in this area was down 38.7%, or 12.6 billion yen.

Domestic Branches and Offices transactions sank 7.9%, or 13.7 billion yen, due to a fall in sales generated by foodstuff and machinery-related transactions. Owing to a decline in domestic development and construction-related profits, gross trading profit fell 10.8%, or 0.7 billion yen.

Overseas Corporate Subsidiaries and Branches transactions dropped 2.8%, or 29.8 billion yen mainly because of a decline in non-ferrous metal and foodstuff transactions at European subsidiaries. However, owing mainly to an increase in profit at a leasing subsidiary controlled by Marubeni America Corporation, gross trading profit climbed 0.9%, or 0.6 billion yen, over the previous year.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for FY2003 and FY2002, were as follows:

	Millions of yen						
Year ended March 31, 2004 (April 1, 2003 – March 31, 2004)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 5,209,443	¥ 1,206,246	¥ 340,849	¥ 412,021	¥ 737,081	¥ -	¥ 7,905,640
Inter-segment	1,715,998	224,556	27,409	152,767	88,335	-2,209,065	-
Total	¥ 6,925,441	¥ 1,430,802	¥ 368,258	¥ 564,788	¥ 825,416	¥ -2,209,065	¥ 7,905,640
Segment operating profit (loss)	¥ 49,596	¥ 5,582	¥ 6,869	¥ 12,447	¥ 4,943	¥ -813	¥ 78,624
Segment assets	¥ 2,032,295	¥ 327,287	¥157,501	¥ 314,717	¥ 107,492	¥ -144,943	¥ 2,794,349
Other assets							¥ 1,459,845
Total assets							¥ 4,254,194

	Millions of yen						
Year ended March 31, 2003 (April 1, 2002 – March 31, 2003)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 5,864,552	¥ 1,377,302	¥ 419,611	¥ 407,269	¥ 724,569	¥ -	¥ 8,793,303
Inter-segment	2,030,780	229,484	32,009	153,204	91,279	-2,536,756	-
Total	¥ 7,895,332	¥ 1,606,786	¥ 451,620	¥ 560,473	¥ 815,848	¥ -2,536,756	¥ 8,793,303
Segment operating profit (loss)	¥ 42,927	¥ 7,307	¥ 6,722	¥ 10,492	¥ 5,728	¥ 195	¥ 73,371
Segment assets	¥ 2,156,364	¥ 374,340	¥163,266	¥ 170,492	¥ 80,894	¥ -118,424	¥ 2,826,932
Other assets							¥ 1,494,550
Total assets							¥ 4,321,482

(Note 1) Countries and regions are categorized by geographical classification.
(Note 2) Major countries or areas that belong to each category are as follows:
1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Other ----------------- Latin America, Africa
(Note 3) The figures for *Segment assets* and *Other assets* present those for the end of FY2003 and FY2002, respectively.
(Note 4) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities.
Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volume of overseas trading transactions for FY2003 and FY2002, were as follows:

FY2003 (April 1, 2003 - March 31, 2004)	*Millions of yen* Total volume of overseas transactions	Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	¥1,243,857		15.7
Europe	495,710		6.3
Asia/Oceania	1,468,844		18.6
Other	788,274		10.0
Total	¥3,996,685	¥7,905,640	50.6

FY2002 (April 1, 2002 - March 31, 2003)	*Millions of yen* Total volume of overseas transactions	Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	¥1,539,864		17.5
Europe	565,243		6.4
Asia/Oceania	1,370,892		15.6
Other	910,406		10.4
Total	¥4,386,405	¥8,793,303	49.9

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category are as follows:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Other ----------------- Middle and Near East, Africa

(Note 3) Overseas transactions sum up to the export transactions and the offshore transactions of the parent and the subsidiaries in Japan, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities (millions of yen)

	March 31, 2004				March 31, 2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	5,509	80	-104	5,485	7,947	19	-360	7,606
Total	5,509	80	-104	5,485	7,947	19	-360	7,606
Non-current:								
Corporate bonds	7,309	325	-	7,634	7,205	252	-	7,457
Other debt securities	-	-	-	-	2	-	-1	1
Total debt securities	7,309	325	-	7,634	7,207	252	-1	7,458
Marketable equity securities	121,454	62,829	-5,993	178,290	124,353	17,068	-28,832	112,589
Total	128,763	63,154	-5,993	185,924	131,560	17,320	-28,833	120,047

•The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices.
The unrealized gains and losses, net of taxes are added to Accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (millions of yen)

	March 31, 2004				March 31, 2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	573	10	-	583	5,502	59	-	5,561
Total	573	10	-	583	5,502	59	-	5,561
Non-current:								
Corporate bonds	42,784	1,488	-150	44,122	46,120	173	-3,398	42,895
Total	42,784	1,488	-150	44,122	46,120	173	-3,398	42,895

•The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
•In addition to the above stated securities, 3,387 million yen and 182 million yen of marketable securities for sale are held at March 31, 2004 and at March 31, 2003, respectively.
The net unrealized loss of 0 million yen for FY2003 and 5 million yen for FY2002 have been included in the income statements.

Employees' Retirement Benefits

In FY 2003, the Company decided to submit a request for an approval to Japan's Ministry of Health, Labour and Welfare, for the return of the so-called "substitutional portion" (the portion that the Company operates on behalf of the Japanese Government) of the Marubeni Pension Fund, the introduction to the participants of a cash balance pension plan, and the reduction of pension payment to certain beneficiaries from April 2003.

The Company obtained the approval from Japan's Minister of Health, Labour and Welfare for the exemption from the future benefit obligation with respect to the substitutional portion of the Marubeni Pension Fund on April 15, 2003, and received the approval regarding the return of the past portion on May 1, 2004.

In addition, the Company obtained the approval from Japan's Minister of Health, Labour and Welfare for the introduction to the participants of a cash balance pension plan and the reduction of pension payment to certain beneficiaries on June 5, 2003.

The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No.87, "Employers' Accounting for Pensions", to their unfunded lump-sum retirement plans and contributory funded pension plans.

The net amounts recognized in the consolidated balance sheets of the Company and certain subsidiaries at March 31, 2004 and 2003 were as follows:

(millions of yen)

	March 31, 2004	**March 31, 2003**
Net amount recognized	101,831	109,183
Prepaid benefit cost (current)	1,784	1,642
Prepaid benefit cost (non-current)	105,797	113,005
Accrued benefit liability	-8,786	-9,571
Intangible assets	1,981	3,032
Accumulated other comprehensive income, gross of tax	1,055	1,075

The components of net pension expense of the Company and certain subsidiaries' plans for the years ended March 31, 2004 and 2003 were as follows:

(millions of yen)

	FY2003	**FY2002**
Net pension expense	9,628	11,880

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31,2004 and 2003 were as follows:

	FY2003	**FY2002**
Discount rates	2.5 %	2.5%
Weighted average rates of increases in future salary levels	4.8 %	3.3%
Expected long-term rates of return on plan assets	3.0 %	3.0%

With regard to the substitutional portion of the employee pension fund, the Company intends to recognize the relevant one-time profit when the Company has completed payment of the past benefit obligation to the Government and the return of assets associated with the substitutional portion of the employee pension fund, according to Emerging Issues Task Force 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". However, as the amount of the payment obligation and the related assets will vary, it is impossible at present to determine the amount of impact.

*The Company will disclose the notes regarding "Transactions with the affiliated persons" and "Tax effect accounting" in due course.

Marubeni NEWS

Marubeni Yen Credit to Republic of Uzbekistan for Telecommunication Network Expansion Project 2

Marubeni Corporation

February 17, 2004

Marubeni Corporation has won a contract to supply and install the Wireless Loop Systems in Uzbekistan from the Communication and Information Agency of Uzbekistan as a part of Telecommunication Network Expansion Project 2.
The Japanese government has provided yen-credit for this project through the Japan Bank for International Cooperation to the Republic of Uzbekistan.
This contract became effective on January 22, 2004 and its amount is approximately ¥1 billion. The project will be completed in the end of 2005.

This project will help improve the general telecommunications / broadcasting services, particularly, in the central and western regions (Karakalpak Republic, Bukhara, Khorezm and Navoi region) where telecommunications network have not been well-developed to date, by installing a digital switching system, transmission system, broadcasting system, and wireless local loop system. The implementation will enable the development of landline telephony services across these regions for approximately x number of users. (voice only? What kinds of services will the installation enable?)

The project consists of total 4 packages (packages defined by region / technology type?), and Marubeni won the bid. The wireless network will be supplied and deployed by Lucent Technologies, a leading global provider of next-generation communications networking equipment and services, holding strong leadership positions in Internet networking infrastructure for service providers, optical networking, wireless networks and communications networking support and services.

Marubeni has played as an important role in the Uzbekistan's infrastructure projects, and had won two yen-credit projects, Railway Passenger Transport Improvement Project and Three Local Airports Modernization Project.

Marubeni will continue its efforts to contribute to the development and expansion of the infrastructure in Uzbekistan.

82-616

Marubeni NEWS

Business incubation and Japan market entry support for the Finnish life-science companies

Marubeni Corporation

April 22, 2004

The National Technology Agency of Finland (TEKES), the Finnish National Fund for Research and Development (SITRA), and Marubeni Corporation have signed an agreement for a piloting project of the Japan Access Program to take a key role in finding the best ways for supporting the Finnish high-tech companies in making a successful entry to the Japanese market. This pilot project focuses on supporting the businesses in high-tech life-science sector, especially in bio-technology, pharmaceuticals and medical equipment fields.

TEKES, as the main national R&D funding organization, and SITRA, as the key national fund for the high-tech investments, have taken the first steps of implementing a national business incubation program in Japan. This "Japan Access Program" provides support for the Finnish high-tech companies in commercializing their key technologies and expanding their businesses in Japan through induced local networking, marketing assistance, value-added venture funding, and re-engineering of the Japan-specific management processes. The key principle of the Program is to invite a few professional Japanese partners to take responsibility in implementing the complementing Program elements.

Now, TEKES and SITRA conducted an extensive study last year to find these best practice partners in Japan, and decided to entrust Marubeni in a key role of the Japan Access Program Life Science Pilot Project because Marubeni had a well-functioning system for supporting new venture development and good market knowledge on the Japanese bio-technology and medical equipment industries.

Marubeni Corporation's Business incubation department was founded in April, 2001, as a corporate cross-functional organization aiming at entering into new growing industry areas in new cross-industrial technology business fields. In practice, Marubeni invests in and establishes new joint-ventures, assists in finding the new business opportunities in licensing and marketing, and provides consulting services mainly in the new technology fields such as bio-technology, nano-technology and health care businesses.

Within the scope of the Japan Access Program Life Science Pilot Project, Marubeni corporation business incubation department offers the first piloting platform for the necessary development work for the participating Finnish venture businesses. In accordance to the agreement, Marubeni provides a full range of support for the business development in Japan including business and technology evaluation, focused market research, licensing analysis, and further advice on the Japan-specific business plan development including possible joint-venture arrangements.

TEKES and SITRA, in turn, will promote the business expansion of the participating venture companies in Japan in cooperation with Marubeni Corporation aiming for accelerated licensing arrangements, collaborative R&D projects and new joint-ventures with the Japanese partners.

82-616

Marubeni NEWS

CITIC Japan Fund Established
-- Targets Japanese companies expanding to China --

CITIC Capital Markets Holding Limited
Marubeni Corporation
Shinsei Bank, Limited
Sumitomo Trust & Banking

May 6, 2004

TOKYO, JAPAN (Thursday, May 6, 2004) - CITIC Capital Markets Holding Limited ("CITIC Capital"), Marubeni Corporation ("Marubeni"), Shinsei Bank, Limited ("Shinsei Bank") and Sumitomo Trust & Banking ("Sumitomo Trust") announced today the establishment of CITIC Japan Partners L.P., a JPY 20 billion private equity fund focused on assisting Japanese corporations accelerate their China growth strategy. The fund will invest in Japanese corporations and provide growth capital to those companies which have strong expansion potential in China, particularly in the following sectors: auto parts, electronics, industrial machinery and equipment, chemicals and pharmaceuticals.

According to Japan's Ministry of Economy, Trade and Industry (METI), in 2003, Greater China accounted for almost 25% of Japan's exports, becoming Japan's largest export market for the first time ever. Japan's exports to China continue to grow along with the robust economic development of China's domestic economy, and the China market is one of the most interesting growth opportunities for Japanese companies.

Yichen Zhang, the CEO of CITIC Capital, the international investment banking and asset management arm of CITIC Group, said, "Having opened its first Tokyo office in 1983, CITIC has almost 25 years of experience in helping the world's largest corporations successfully enter the China market. Our new Japan fund aims to use CITIC's unique resources to help open up the China market in partnership with the management of middle market Japanese companies."

CITIC Japan Partners recently successfully completed its initial fundraising, and is expected to reach its targeted funding amount by mid-2004. Anchor investors are Marubeni, Shinsei Bank and Sumitomo Trust .

Brian J. Doyle, the managing director of CITIC Capital's private equity group said, "Our Japanese partners are well-established companies with outstanding networks in the Japanese business community. We are very excited to begin the process of reaching out to their clients to help them capitalize on China growth opportunities."

About CITIC Capital Markets Holdings Limited ("CITIC Capital"):
Owned by China CITIC Group in Beijing, CITIC Pacific Limited in Hong Kong, and CITIC International Financial Holdings Limited, CITIC Capital provides financial services in investment banking, asset management

and securities brokerage by leveraging its world-class financial expertise and the vast resources and network of the China CITIC Group. CITIC Capital has offices in Hong Kong, Shanghai, and Tokyo.

About China CITIC Group:
Founded in 1979, China CITIC Group is China's largest government investment company and has developed into the most comprehensive financial services provider in China. CITIC's financial services include commercial banking (CITIC Industrial Bank and CITIC Ka Wah Bank), investment banking and asset management (CITIC Capital), securities brokerage (CITIC Securities) and trust banking (CITIC Trust). CITIC also has major investments in the industrial sector and over 300 joint ventures in China with many major multi-national firms.

Financial Results for FY2003
Marubeni's Strength
&
"V"PLAN (Medium-Term Management Plan for FY2003-2005)

May, 2004

Marubeni Corporation
(Tokyo Stock Exchange Code: 8002 Japan)

Agenda

1. Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY00	FY01	(change from FY00)	FY02	(change from FY01)	FY03	(change from FY02)	FY04 (Prospects)	(change from FY03)
Total volume of trading transactions	9,436.9	8,972.2	(-464.7)	8,793.3	(-178.9)	7,905.6	(-887.7)	7,600.0	(-305.6)
Gross trading profit	479.8	438.0	(-41.8)	424.6	(-13.4)	409.5	(-15.2)	435.0	(+25.5)
SGA expenses	-398.2	-390.8	(+7.4)	-343.5	(+47.3)	-330.0	(+13.5)	-342.0	(-12.0)
Adjusted operating profit (excluding restructuring costs)	**81.6**	**47.2**	**(-34.4)**	**81.1**	**(+33.9)**	**79.4**	**(-1.7)**	**93.0**	**(+13.6)**
Restructuring costs in									
Gross trading profit	0.0	-1.2	(-1.2)	0.0	(+1.2)				
SGA expenses	-2.2	-1.3	(+0.9)	-2.1	(-0.8)				
Provision for doubtful accounts	-37.9	-43.9	(-6.0)	-5.7	(+38.3)	-0.8	(+4.9)	-8.0	(-7.2)
Operating profit	**41.5**	**0.8**	**(-40.7)**	**73.4**	**(+72.6)**	**78.6**	**(+5.3)**	**85.0**	**(+6.4)**
Interest expense-net	-29.5	-29.5	(+0.0)	-23.5	(+6.0)	-23.5	(+0.0)	-28.0	(-4.5)
Dividends received	7.7	7.5	(-0.2)	6.8	(-0.7)	7.2	(+0.4)	6.0	(-1.2)
Others	-12.1	-142.7	(-130.6)	-20.3	(+122.4)	-3.4	(+16.9)	-12.0	(-8.6)
Income (losses) before income taxes and equity in earnings (losses)	7.6	-164.0	(-171.6)	36.3	(+200.3)	58.9	(+22.6)	51.0	(-7.9)
Income (losses) before equity in earnings	-0.9	-96.3	(-95.4)	20.1	(+116.4)	23.3	(+3.2)	24.0	(+0.7)
Minority interests in income (loss) of consolidated subsidiaries	-0.9	-1.2	(-0.3)	-3.2	(-2.0)	-3.0	(+0.2)	-3.0	(-)
Adjusted equity in earnings (excluding restructuring costs)	16.9	1.4	(-15.5)	13.4	(+12.0)	15.6	(+2.2)	16.0	(+0.4)
Restucturing costs in equity in earnings	0.0	-20.3	(-20.3)	0.0	(+20.3)	-1.3	(-1.3)	0.0	(+1.3)
Net income/loss	**15.0**	**-116.4**	**(-131.4)**	**30.3**	**(+146.7)**	**34.6**	**(+4.3)**	**37.0**	**(+2.4)**

2. Consolidated Financial Results for FY2003

(billions of yen)	FY02	FY03	(Variance)	FY04 Pros.	(Variance from FY03)
Gross trading profit	424.6	409.5	(-15.2)	435.0	(+25.5)
SGA expenses	-343.5	-330.0	(+13.5)	-342.0	(-12.0)
Adjusted operating profit (excluding restructuring costs)	81.1	79.4	(-1.7)	93.0	(+13.6)
Dividends received	6.8	7.2	(+0.4)	6.0	(-1.2)
Adjusted equity in earnings (excluding restructuring costs)	13.4	15.6	(+2.2)	16.0	(+0.4)
Core earnings	**101.3**	**102.2**	**(+0.9)**	**115.0**	**(+12.8)**
Interest expense-net	-23.5	-23.5	(+0.0)	-28.0	(-4.5)
Total	**77.8**	**78.7**	**(+0.9)**	**87.0**	**(+8.3)**
Net income	**30.3**	**34.6**	**(+4.3)**	**37.0**	**(+2.4)**
Total assets	4,321.5	4,254.2	(-67.3)	4,100.0	(-154.2)
Net interest-bearing debt	2,264.1	1,969.3	(-294.8)	2,000.0	(+30.7)
Shareholders' equity	260.1	393.0	(+132.9)	425.0	(+32.0)
Net D/E ratio	8.7times	5.0times	(-3.7points)	4.7times	(-0.3points)

3. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Change from Mar. 03	Mar. 05 Pros.
Current Assets	2,772.8	2,487.6	2,202.1	2,080.0	(-122.1)	
Investments/Fixed Assets	2,547.8	2,318.1	2,119.4	2,174.2	(+54.8)	
Total Assets	5,320.6	4,805.7	4,321.5	4,254.2	(-67.3)	4,100.0
Short-term loans (*)	1,311.5	1,247.3	963.3	803.6	(-159.7)	
Long-term interest bearing debt	2,116.9	1,937.6	1,781.6	1,651.3	(-130.4)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,454.8	(-290.2)	
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	1,969.3	(-294.8)	2,000.0
Shareholders' equity	342.3	263.9	260.1	393.0	(+132.9)	425.0
Net D/E ratio (times)	9.0 times	10.3 times	8.7 times	5.0 times	(-3.7 points)	4.7 times
Equity Ratio (%)	6.43%	5.49%	6.02%	9.24%	(+3.22 points)	10.37%
Current Ratio (%)	101.80%	101.90%	104.60%	105.90%	(+1.30 points)	-
ROA (%)	0.28%	-	0.66%	0.81%	(+0.15 points)	0.90%
ROE (%)	4.51%	-	11.57%	10.59%	(-0.98 points)	9.05%

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses


Gross Trading Profit (billions of yen)
SGA expenses (billions of yen)
500.0
470.0
440.0
410.0
380.0
350.0
320.0
290.0
-500.0
-470.0
-440.0
-410.0
-380.0
-350.0
-320.0
-290.0
•Gross Trading Profit for FY03 is ¥409.5 billion, decreased by ¥15.2 billion compared with the previous year.
•Gross Trading Profit for FY04 is expected to turn up to ¥435.0 billion.
Gross Trading Profit
Adjusted operating profit (excluding restructuring costs)
SGA expenses (excluding provision for doubtful accounts)
479.8
438.0
424.6
409.5
435.0
¥81.6 bn
¥47.2 bn
¥81.1 bn
¥79.4 bn
¥93.0 bn
-398.2
-390.8
-343.5
-330.0
-342.0
•SGA expenses for FY03 decreased ¥13.5 billion to ¥330.0 billion, due to cost-cutting by the whole company.
•SGA expenses for FY04 is estimated to be ¥342.0 billion, due to increase in Gross Trading Profit.
FY00
FY01
FY02
FY03
FY04 Pros.

5. Core Earnings

(billions of yen)	FY00	FY01	(change from FY00)	FY02	(change from FY01)	FY03	(change from FY02)	FY04 Pros.	(change from FY03)
Adjusted operating profit (excluding restructuring costs)	81.6	47.2	(-34.4)	81.1	(+33.9)	79.4	(-1.7)	93.0	(+13.6)
Dividend received	7.7	7.5	(-0.2)	6.8	(-0.7)	7.2	(+0.4)	6.0	(-1.2)
Equity in earnings	16.9	1.4	(-15.5)	13.4	(+12.0)	15.6	(+2.2)	16.0	(+0.4)
Core earnings	**106.2**	**56.1**	**(-50.1)**	**101.3**	**(+45.2)**	**102.2**	**(+0.9)**	**115.0**	**(+12.8)**
Interest expense-net	-29.5	-29.5	(+0.0)	-23.5	(+6.0)	-23.5	(+0.0)	-28.0	(-4.5)
Total	**76.7**	**26.6**	**(-50.1)**	**77.8**	**(+51.2)**	**78.7**	**(+0.9)**	**87.0**	**(+8.3)**



Core Earnings (billions of yen)
Interest expense-net (billions of yen)
120
100
80
60
40
20
0
-120
-100
-80
-60
-40
-20
0
106.2
76.7
-29.5
Core earnings
56.1
26.6
-29.5
Interest expense-net
101.3
77.8
-23.5
102.2
78.7
-23.5
115.0
87.0
-28.0
FY00
FY01
FY02
FY03
FY04 Pros.

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ±Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income - Interest expense

6. Gross Trading Profit and Net Profit by Operating Segment



(billions of yen)
Gross trading profit
Net profit
Left: FY02
Middle: FY03
Right: FY04 Prospects
80
70
60
50
40
30
20
10
0
-10
58.6
61.4
76.5
7.1
7.0
5.5
24.5
23.9
26.5
1.9
1.8
2.5
41.2
42.0
45.5
4.9
6.3
7.5
29.3
24.9
29.0
2.1
3.3
4.0
29.6
30.8
32.0
6.6
10.1
8.5
14.0
12.2
13.5
1.9
4.3
4.5
54.4
55.8
53.0
3.6
-0.4
1.5
11.8
20.6
22.5
4.5
5.1
4.0
13.9
8.8
15.0
1.3
-4.5
-3.5
34.0
27.9
27.0
-0.2
-0.2
-2.5
6.5
4.9
6.0
3.3
2.5
2.5
32.6
20.0
26.0
-8.0
-7.9
-7.0
78.9
78.9
74.0
5.7
5.5
5.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION



Core Earnings (billions of yen)
FY02
FY03
FY04 Pros.
25
20
15
10
5
0
-5
-10
-15
15.6
12.0
17.0
4.8
4.5
6.0
11.9
13.1
15.0
7.5
6.1
8.5
14.2
15.2
17.5
6.9
6.1
7.5
9.1
9.5
10.5
3.9
10.8
9.0
3.1
-4.4
3.5
10.8
7.1
7.5
0.0
-0.1
0.0
-7.2
-9.2
-2.5
15.1
12.8
13.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches



Total Assets (billions of yen)
Mar. 03
Mar. 04
Mar. 05 Pros.
600
400
200
0
347.5
417.7
411.0
123.9
127.0
140.0
299.0
315.7
323.0
147.4
147.1
170.0
348.3
319.6
331.0
157.8
180.3
187.0
292.6
306.7
281.0
232.2
409.2
379.0
392.2
343.1
359.0
377.0
330.5
333.0
169.5
144.4
136.0
245.1
144.2
149.0
552.1
499.6
447.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

8. Cash Flows

(billions of yen)	FY02	FY03	Major factors during FY03
Operating activities			
Net income (losses)	30.3	34.6	
Adjustments to reconcile net income(losses) to net cash provided by operating activities:			
Depreciation and amortization	63.7	54.3	
Provision for doubtful accounts	5.7	0.8	
Other	-2.1	-0.2	
Sub total	67.3	54.9	
Changes in assets and liabilities concerning operating activities:	91.6	94.5	Decrease in operating funds due to reduction of accounts receivable
Other	5.5	17.7	
Net cash provided by operating activities	194.8	201.6	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	25.3	54.0	
Purchase and sales of property and equipment and property leased to others-net	-11.9	-51.3	Purchase of IPP assets with regard to Sithe Asia
Collection of loans receivable-net	103.8	72.3	Acceleration of collection and disposal of loans receivable
Other	-4.0	-17.0	
Net cash provided by investing activities	113.2	58.0	
Free cash flows	308.0	259.5	
Financing activities			
Increase and decrease in interest-bearing debt-net	-295.1	-303.9	
Other	1.1	70.0	
Net cash used in financing activities	-294.0	-233.9	
Effect of exchange rate changes on cash and cash equivalents	-14.2	-13.4	
Net increase (decrease) in cash and cash equivalents	-0.1	12.2	

	(bn yen)
Decrease in gross interest-bearing debt on the balance sheets	-290.2
Decrease in gross interest-bearing debt in cash flow	-303.9
Difference	+13.7
(Breakdown of the difference)	
Decrease due to the exchange	-37.0
Decrease in the impact of FASB133	-19.7
Increase due to new consolidation and un-consolidation of group companies, etc.	+70.4

9. Shareholders' Equity

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Mar. 04	Change from Mar. 03	Mar. 05 Pros.
Shareholders' equity	342.3	263.9	260.1	393.0	(+132.9)	425.0
Net D/E ratio	**9.0 times**	**10.3 times**	**8.7 times**	**5.0 times**	**(-3.7points)**	**4.7 times**



(billions of yen)
500
400
300
200
100
0
Net D/E ratio
10.3times
9.0times
8.7times
5.0times
4.7times
342.3
263.9
260.1
393.0
425.0
Shareholders' equity
10times
8times
6times
4times
Mar. 2001
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005 Pros.

Breakdown of Shareholders' Equity at Mar. 2004

(billions of yen)		Change from previous year
Common stock and additional paid in capital	357.2	(+75.4)
Retained earnings	94.9	(+30.1)
Net unrealized losses on investment securities	34.9	(+43.3)
Currency translation adjustments	-87.9	(- 15.2)
Net unrealized losses on derivatives	-6.1	(- 0.6)
Total shareholders' equity	393.0	(+132.9)

10. Interest Coverage Ratio

(billions of yen)	FY00	FY01	FY02	FY03
Adjusted operating income	81.6	47.2	81.1	79.4
Interest income	75.3	45.8	26.6	20.4
Dividends received	7.7	7.5	6.8	7.2
Depreciation and amortization	69.9	71.1	63.7	54.3
Total EBITDA (a)	**234.5**	**171.6**	**178.2**	**161.3**
Interest expense (b)	-104.8	-75.3	-50.1	-43.8
Interest coverage (a)/(b)	**224%**	**228%**	**356%**	**368%**


(billions of yen)
250
200
150
100
50
0
-50
-100
-150
400%
350%
300%
250%
200%
150%
100%
50%
0%
234.5
171.6
178.2
161.3
224%
228%
356%
368%
-104.8
-75.3
-50.1
-43.8
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
FY00
FY01
FY02
FY03

11. Number and Consolidated Profits & Losses of Group Firms

Marubeni CORPORATION



Mar. 00
Mar. 01
Mar. 02
Mar. 03
Mar. 04
Consolidated profit/loss (billions of yen)
80
60
40
20
0
-20
-40
-60
-80
-100
-120
47.7
-38.8
8.9
66.3
-34.6
31.7
51.0
-107.6
-56.5
65.3
-31.1
34.1
63.8
-43.4
20.4

	Mar. 00	Mar. 01	Mar. 02	Mar. 03	Mar. 04
Number of profit-making firms	476	480	391	375	390
Number of loss-making firms	170	118	124	109	112
Total number of consolidated group firms	**646**	**598**	**515**	**484**	**502**
Loss-making firm ratio	**26.30%**	**19.70%**	**24.10%**	**22.50%**	**22.30%**

■ **Surplus amount** □ **Deficit amount** ▨ **Net consolidated profit**

12. Major Profit-making & Loss-making Firms

	Consolidated profit / loss (billions of yen)	FY02	FY03	FY04 Pros.	Notes
<Major Profit-making firms>					
Subsidiaries	M. America (100%)	2.4	3.4	3.0	Overseas corporate subsidiary in US
	M. LNG International (100%)	2.3	2.6	2.6	Investment in Qatar LNG projects
	M. LP Holding (100%)	0.8	2.0	2.4	Investing in Los Pelambres copper mine in Chile
	M. Aviation Services (100%)	0.8	1.9	1.0	Investing in aircraft engine development programs and leasing of aircraft
	San Roque Power (92.5%)	-	1.9	4.5	IPP of San Roque Multipurpose Dam Project (Philippines)
	M. Energy (66.6%)	1.4	1.2	0.6	Sales of petroleum products
	Marubeni Nisshin Feed Co., Ltd. (60%)	0.3	0.7	0.9	Manufacture of compound feed
	Nacx Nakamura Corporation (70%)	-	0.6	1.6	Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Affiliated Companies	Uni-Mar Energi (33.3%)	5.5	3.2	1.3	IPP in Turkey
	Marubeni-Itochu Steel Inc. (50%)	3.3	3.1	3.8	Manufacture, processing, import, export and sales of steel products
	Daishowa-Marubeni Int'l (50%)	0.3	1.7	0.8	Manufacture and sales of bleached kraft pulp (Canada)
	Marusumi Paper Co., Ltd. (32.16%)	1.1	1.2	1.3	Manufacture of printing paper
	Compania de Servicios de Com. (50%)	1.5	1.0	0.5	Compression of associated gas for Pemex Exploracion y Produccion at Cantarell oil field
<Major Loss-making firms>					
Subsidiaries	Vectant Group (100%)	-5.3	-5.8	-1.4	Providing bandwidth via own fiber-optic cable
	Meditec Corporation (100%)	-2.9	-4.6	-3.3	Import sales and maintenance of medical equipment, apparatus and accessories
	M. Power Ventures (100%)	0.0	-4.2	-0.1	Holding company of overseas IPP
	MIECO (100%)	0.4	-3.0	-0.1	Petroleum trading in US
	MC Estate Co., Ltd. (100%)	-1.3	-1.9	-1.7	Property business
	NEXION Corporation (96.43%)	-1.0	-1.3	-0.6	Video transport serice and broadband media service
Affiliated Companies	PT Chandra Asri (24.6%)	-2.0	-4.2 *	-0.5	Manufacture and sales of petrochemical products (Indonesia) (*)including Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)
	MUSI Pulp Project (45%)	-1.1	-2.8	-1.2	Production and sales of pulp (Indonesia)
	Japan Cablenet Ltd. (23%)	-0.4	-0.4	0.0	CATV and telecommunication operation, and management of CATV operators

Agenda

Marubeni CORPORATION

1. Commodity Trade Business – Agri-marine Products Division

FY2003 Import Share Ranking (Company Estimates)

	Rank	Share	Remarks
• Wheat and Barley	No. 1	11%	Columbia Grains, Inc. (US) ← Export Terminal (109 kiloton / Portland, OR) Country Elevator (Montana, Idaho, Washington, North Dakota) Alliance with *General Mills* (major US-based flour milling company)
• Corn	No. 2	16%	Next to *Zen-Noh*
• Soy beans for oil	No. 3	16%	Strategic alliance with *Archer Daniels Midland* (major US-based grain company) (Improvement of traceability through importing of Non-GM crops and other means)
• Coffee beans	No. 2	15%	Owns third-largest instant coffee company in Brazil

FY2003 Market Share (Company Estimates)

• Edible Oil	No. 1	33%	Nisshin Oillio Group (Marubeni holds 15% stake)
• Assorted Feed	No. 2	10%	Marubeni Nisshin Feed Co., Ltd. (Marubeni holds 60% stake) ranked first in trading company category and second after *Zen-Noh*

Strategic Alliance with Capital Investments Forming "Marubeni Food Group", Composed of 34 Companies (Sales Figures for FY2003)

• Wholesale	- Confectioneries	Yamaboshiya	(45% stake; ¥196.7 billion in sales, No.1 in Japan)
	- Frozen and chilled food	Nacx Nakamura	(70% stake; ¥ 114 billion in sales, No. 2 in Japan)
• Retail	- Supermarkets	The Maruetsu Inc.	(28.8% stake, ¥358.1 billion in sales, 279 stores, No.1 in the Tokyo Metropolitan Area)
		Tobu Store	(12.5% stake; ¥81.4 billion in sales, 47 stores)
• Metro Cash & Carry Japan KK		Joint Venture with Germany-based *Metro AG* (ranked 5th in the world among food retailers)	
		Opened 1st store in Chiba in December 2002 and 2nd store in Kawaguchi in February 2003	

2. Commodity Trade Business – Pulp & Paper


Marubeni CORPORATION
Forest / Wood Chips
Amount Handled 6 million tons/yr
Domestic Share 30% (1st)
Pulp
Amount Handled 1.5 million tons/yr
Worldwide share 4%
Paper Milling
Comparable to 4th largest maker in Japan
Production capacity:1.8 million tons/yr
Sales
Paper (Amount handled: 1.6 million tons)
Share among trading firms 47% (1st)
Paper board (Amount handled: 1.0 million tons)
Share among trading firms 26% (1st)
Investment
Investment
Investment
Investment
Marusumi Whangarei (NZ)
(Marubeni 49%, Marusumi Paper 51%)
Approximately 200K tons of wood chip exports annually
New Zealand Plantation Forest (NZ)
(Marubeni 10%, Marusumi Paper 30%, others)
Target: 10K ha acacia plantation
Southern Plantation Forest (Australia)
(Marubeni 57.1%, others)
Target: 10K ha eucalyptus plantation
Guangxi Oji Paper (China)
(Marubeni 10%, Oji Paper 90%)
Target: 6K ha eucalyptus plantation
WA Plantation Resources (Australia)
(Marubeni 60%, Nippon Paper Industries 40%)
30K ha eucalyptus plantation
Approximately 900K tons of wood chip exports annually.
Other Chip Makers
Daishowa-Marubeni Int'l (Canada)
(Marubeni 50%, Nippon Paper Industries 50%)
670K tons of pulp sales annually
PT.Tanjunenim Lestri (Indonesia)
(Marubeni 45%)
450K tons of pulp sales annually
Other Pulp Makers
Koa Kogyo (Marubeni 78%)
Cardboard, paperboard 540K tons)
Marusumi paper (Marubeni 32%)
News print paper 750K tons
Fukuyama Paper (Marubeni 55%)
Tube base paper 240K tons
Fuji Coated Paper (Marubeni 100%)
Coated paper 240K tons
International/Domestic Makers
Domestic Sales Companies Logistics Network
Marubeni Pulp & Paper Sales Company (Marubeni 88%)
Forest Net (Marubeni 65%)
others
International Sales Companies Logistics Network
Marubeni Pulp & Paper North America (Marubeni 100%)
others
Used Paper Recycling Business
Marubeni Paper Recycling (Marubeni 100%)
International/Domestic Users
Used Paper Wholesalers

3. Commodity Trade Business – Energy Division

Energy Resource Exploration

- Crude Oil
  - North Sea Oil Field (UK): 10,000 boed (barrels of oil equivalent per day)
  - Ravva Oil and Gas Field (India): 8,000 boed
  - Gas Field (Gulf of Mexico, US): 12,000 boed

  } 30,000 boed → 50,000 boed (target in 2005)
  - Sakhalin I Project (Russia): Preparing towards the production of a maximum of 250,000 boed for entire site

- LNG (Liquefied Natural Gas)
  - 7.5% stake in Qatar Liquefied Gas Co., Ltd.
    - ✓ Annual production: 8.5 million MT (of which 6.0 million MT to Japan → 11% share of LNG imports of Japan)
    - ✓ Long term supply contract (until 2021) with power and city gas companies → Stable business foundation
    - ✓ Annual production capacity: Increase to 10 million MT by 2006 → Expansion of handling amount in the future

Energy Trading & Marketing (Retail)

- Naptha: 5 million MT/yr imported to Japan ← 25% share --- No. 1 importer to Japan
- LPG: 1 million MT/yr imported to China ← 17% share --- No. 1 importer to China
- Petroleum distribution and retail business in Japan

  Domestic sales of petroleum products (8 million kl/yr) and LPG (wholesale and retail) totaling 700 thousand MT/yr through gas stations operations (Marubeni Energy maintains 750 locations in Japan)

  Import and distribution terminal operation (Marubeni Ennex): 5 locations

4. Commodity Trade Business – Metals & Mineral Resources

Investment into resource interests ensures stable supply source. Long-term contracts and the future markets allows stabilization of profits.

		Project	Interests	Handled by the Company (FY2003)		Remarks
Aluminum	(Canada)	Alouette	6.67%	37K tons	299K tons	The Company handles 15% of the approximately 2 million tons of total aluminum imported to Japan. In exploration imports, Marubeni is No.1 among trading firms. In addition, the Company handles 150K tons in Europe and US. Alouette aluminum smelter is expected to increase total production from 240K tons to 550K tons in 2004.
	(Australia)	Portland	22.50%	78K tons		
		Boyne	3.62%	41K tons		
	(Venezuela)	Venalm	0.96%	111K tons		
		2 others		32K tons		
Copper	(Chile)	Los Pelambres	8.75%	229K tons	424K tons	Among large copper mines in Chile, the Los Pelambres Mine, which began production in 1999, is the most cost competitive. Marubeni is the only Japanese trading company that invests in zinc smelters.
	(Canada)	Huckleberry	6.25%	130K tons		
Zinc	(Peru)	Cajamarquilla	14.03%	36K tons		
	(Australia)	Macarthur River	5.00%	29K tons		
Iron ore	(Brazil)	MBR	7.50%	500K tons		
Coal	(Australia)	Macquarie (Coking/Thermal)	17.00%	240K tons	2,650K tons	Among open-air coal mines in Australia, Jellinbah East and Hail Creek Coal Mines are top class when it comes to cost competitiveness.
		Jellinbah East (Coking/Thermal)	15.00%	1,350K tons		
		Coppabella (Coking)	7.00%	200K tons		
		Moorevale (Coking/Thermal)	7.00%	50K tons		
		Hail Creek (Coking)	5.33%	230K tons		
		Dartbrook (Thermal)	15.50%	580K tons		

5. Project Solution Service
– Overseas IPP*, New Markets and Technologies of Power Business

Marubeni CORPORATION

* IPP - Independent Power Producer

Intl' IPP Total Power Generating Capacity - 4,384MW (13 countries, 18 locations) as of March 2004

Natural Gas/Petroleum	2,483 MW	(9 Locations)
Coal	1,190 MW	(3 Locations)
Hydroelectric	345 MW	(1 Location)
Geothermal	302 MW	(4 Locations)
Wind Power	64 MW	(1 Location)



ICHON, Korea (250MW)
DAESAN, Korea (97MW)
TANGSHAN, China (100MW)
SEC, Spain (64MW)
RADES, Tunisia (471MW)
TAPAL, Pakistan (126MW)
CEDAR BAY, USA (250MW)
BANG BO, Thailand (350MW)
MAHANAGDONG, Philippines (180MW)
MARMARA, Turkey (480 MW)
PPN, India (347MW)
MIRAVALLES, Costa Rica (27MW)
SAN ROQUE, Philippines (345MW)
TERMOVALLE, Colombia (200MW)
MINDANAO I, Philippines (47MW)
MINDANAO II, Philippines (48MW)
MILLMERRAN, Australia (840MW)
SMITHFIELD, Australia (162MW)

- Entry into domestic electrical retail market (anticipated to be fully deregulated by 2007)
  - Ensure stable source of electricity (acquisition of 33MW hydroelectric power station and purchase of surplus power)
- Electrical consolidation business in UK
- Activities associated with renewable energy and distributed generations
  - Wind Power (Total of 4 locations in Hokkaido, Yamaguchi, Kagoshima) – 50MW
  - Fuel cells – 5 units (4 locations) are in operation

6. Project Solution Service – EPC* Business

Marubeni CORPORATION


Project Owner
Project Proposal
Fee
Arranging Financing (Investment, loans, guarantees)
Raw Material Supply
Product Sales
PROJECT
Operations and maintenance services after completion
Marubeni Corporation
Coordination
Contractor Selection
Process Management

* EPC: Engineering Procurement and Construction

Turnkey construction contracting on a variety of projects (power generation, fuel, environmental, energy chemicals, industrial plants, etc.)

Signed Contracts (Units: billions of yen, actual numbers other than FY2004)


2,000
1,000
0
1,480
650
1,100
Others
US
EUROPE/ MIDDLE EAST/ AFRICA
ASIA / PACIFIC

	FY2002	FY2003	FY2004 (Pros.)
Plant & Ship Division	1,110	500	630
Utility & Infrastructure Division	370	150	470

7. Project Solution Service – Development & Construction Business

Marubeni CORPORATION

In Japan



Marubeni FAMILLE

Marubeni GRAND-SUITE

- Major condominium developer in Japan
  - ✓ Steady annual supply in the range of 3,000 units/yr – FY2003: 14th in Japan (12th in the Tokyo Metropolitan Area, 12th in the Kinki Region)
  - ✓ Established *FAMILLE* brand condominiums; sold approximately 69,000 units since 1963
  - ✓ Company plans to supply specialized units to the Tokyo area through its *Grand Suite* brand
- 7th Largest Condominium Management Company in Japan (Benny Estate Service ← Marubeni holds 80% stake)
  - ✓ 106,000 units managed (as of the end of FY2003) to ensure through after-sales quality
- Broadband ISP for condominiums (Tsunagu Network Communications ← Marubeni holds 60% stake, Mitsubishi Estate 20%, Tokyo Tatemono 20%)
  - ✓ 69,000 units have signed contracts (as of the end of FY2003)

In China



- One of the first foreign real-estate developers in China
  - ✓ Beginning in 1985, the Company has developed real-estate and leased properties to expatriates based in Shanghai. Business expanded into Dalian and Peking. A total of 500 units supplied.
  - ✓ In 1998, the Company began sales of condominiums/houses to middle-class Chinese citizens in Shanghai.
  - ✓ As of end of 2003, the Company has sold approximately 2,100 units of townhouses and condominiums. 690 units are estimated to be sold in 2004 onwards.

8. Business Incubation
– New Market / New Technology Applications Field

Marubeni CORPORATION

Discover Business Seeds

Venture Companies

Regenerating Technology Field

- Processing of active lymph cells (Lymphotec)
- Bone regeneration (OsteoGenesis)
- Cure for cancer and spinal injury (GBS)
- Skin regeneration (BCS)

Drug Delivery System (Nanocarrier)

Child Care (Coty)

Handrail Built-in Counter (Showakasei)

Deep Draw Technology (SPC)

Technology licensing of Universities & Institutions

Research to discover a treatment for anti-neurodegenerative drugs, such as Alzheimer

Technology licensing of a research done in a famous Japanese University

Venture Fund

Biotech & Healthcare Venture Fund

Nanotechnology Fund (Critical Technology Fund)

Consultant

MARUBENI

Direct Investment

Patent rights
Exclusive sales rights
Fee for providing solutions

Capital Gain Dividends

Deal-Flow

Screening & Evaluation of Deal-Flow

Fee for providing solutions
Consulting fee

Introduction of partner companies
Market study
Promote sales
Investment

Capital Gain Dividends

Strategic Alliances

Provision of Solutions

Japanese ventures to penetrate abroad

Lymphotec
Showakasei etc.....

Overseas ventures to penetrate Japan

PENOX (ultra light weight portable liquid oxygen) etc......

Working with TEKES (The National Technology Agency Of Finland) **and SITRA** (The Finnish National Fund for Research & Development) **to support Finnish high-tech companies to enter the Japanese market**

Joint Venture

Capsule endoscope (Given Imaging)

Leading companies in different fields

Home Medical Therapy

Home oxygen (Nagase, Iwatani, Nichido Fire & Marine)

Home Dialysis etc......

Agenda

Marubeni CORPORATION

1. Management Initiatives

Business Strategy

Marubeni practices sound and strong operation through implementation of a diversified business model strategy. Each of our model is based upon risk-return and cash flow management

Measures

Clarification of Management Strategy by Business Model
- ✓ Commodity Trade
- ✓ Project Solution Service
- ✓ Business Incubation

Portfolio Management
- ✓ Adoption of Portfolio Unit System (Segmented Managerial Units)
- ✓ Strategic Classification of Portfolio Unit (Prioritized allocation of management resources)

Reinforcement of Risk Management

Cash Flow Conscious Management

Strengthening of Corporate Compliance Structure

Customer-oriented

Advanced and Combined Functions

Value Creation

Challenge the Future

Management Tasks

Improvement in Financial Structures
- ✓ Enlargement of Shareholders' Equity
- ✓ Reductions in Net Interest-bearing Debt

Strengthening of Profit Bases

2. Portfolio Management

(1) Clarification of Management Benchmarks

Establish PATRAC (Profit After Tax less Risk Asset Cost) as the most important managerial guideline to pursue optimal risk-return management.

PATRAC

PATRAC = Net Income - Risk Assets x 8%
Benchmark: PATRAC > 0
・During the "V" Plan (FY2003 – FY2005), Risk Asset Cost (Equity cost) is taken to be 8%

Net Income — Required Equity × Equity Cost

|| **Required Return** ||

Net Income — Risk Assets × Risk Asset Cost (=8%)

- ◆ PATRAC judges net contribution (positive or negative) toward Net Income, incorporating the concept of Equity Cost.
- ◆ Calculate PATRAC, assuming that Marubeni's Required Equity equals Risk Assets (set at maximum conceivable loss) and Equity Cost equals Risk Asset Cost (8%).
- ◆ Adopt PATRAC as evaluation criteria for portfolio units and consolidated subsidiaries.
- ◆ Use 10% as benchmark for future Risk Asset Cost (=Equity Cost)

Risk-Return

$$\text{Risk-Return (\%)} = \frac{\text{Net Income}}{\text{Risk Assets}}$$

$$\text{Risk-Return} = \frac{\text{Net Income}}{\text{Net Sales}} \times \frac{\text{Net Sales}}{\text{Total Assets}} \times \frac{\text{Total Assets}}{\text{Risk Assets}}$$

ROA

Risk-Return Improvement Measures → Improvement in Profit Margins / Increase in Sales-to-assets Ratio / Replacement to Superior Assets

3. Financial Targets

(Billions of yen)

	FY2005 Targets
Net Interest-bearing Debt	2,000
Shareholders' Equity	400～500 (Note 1)
Risk Assets	580
Net Income	50
Core Earnings (Note 2)	140
Risk-return (Note 3)	8.6%
Net D/E Ratio	4.0～5.0 times

(Note 1) Including capital enhancement

(Note 2) Core earnings = Operating Profit (excluding Provision for Doubtful Accounts) + Equity in Earnings (loss) + Dividends

(Note 3) Risk-return $= \frac{\text{Net Income}}{\text{Risk Assets}}$

4. Priority Fields and Priority Markets

<Priority Fields>

Adoption of strategy to dedicate managerial resources of capital and human resources to priority fields.

- Food Distribution
- Natural Resource Development
- Pulp & Paper
- Leading-edge Technology
- Electronics-related Materials
- Overseas Independent Power Producer

<Priority Markets>

Asia, especially China

While the domestic market remains key, Marubeni ranks Asia, especially China, as an important area, in terms of production bases and consumer markets. Marubeni will use its expertise to expand proven business models in those markets.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.

THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

To:TOKB191(fax:**81-3-3282-2331**)

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Marubeni Corporation

Corporate Communications Dept.(SECTION CODE:TOKB191)

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